Filed Pursuant to Form 424(b)(5)
Registration Number 333-221745

The information in this prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 16, 2018

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated January 10, 2018)

Teekay Offshore Partners L.P.

             Units

    % Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per unit)

We are offering            of our     % Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $25.00 per unit (or the Series E Preferred Units).

Distributions on the Series E Preferred Units are cumulative from the date of original issue and will be payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by the board of directors of our general partner. The initial distribution on the Series E Preferred Units offered hereby will be payable on May 15, 2018 in an amount equal to $             per unit. Distributions will be payable out of amounts legally available for distributions (i) from and including the original issue date to, but excluding February 15, 2025 at a fixed rate equal to    % per annum of the stated liquidation preference and (ii) from and including February 15, 2025, at a floating rate equal to three-month LIBOR plus a spread of             basis points.

At any time on or after February 15, 2025, the Series E Preferred Units may be redeemed, in whole or in part, out of amounts legally available therefor, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

We intend to apply to have the Series E Preferred Units listed on the New York Stock Exchange (or NYSE) under the symbol “TOOPRE”. If the application is approved, we expect trading of the Series E Preferred Units on the NYSE to begin within 30 days after their original issue date. Currently, there is no public market for the Series E Preferred Units.

Investing in our Series E Preferred Units involves a high degree of risk. Our Series E Preferred Units have not been rated and are subject to the risks associated with unrated securities. Please read “Risk Factors” beginning on page S-29 of this prospectus supplement and page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to Teekay Offshore Partners L.P. (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional              Series E Preferred Units on the same terms and conditions set forth above solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $             and the total proceeds to us before expenses will be $            .

The underwriters expect to deliver the Series E Preferred Units on or about                     , 2018.

Joint Book-Running Managers

Morgan Stanley	UBS Investment Bank

J.P. Morgan	Stifel

                    , 2018

Prospectus Supplement

Prospectus

ALTERNATIVE SETTLEMENT DATE

It is expected that delivery of the Series E Preferred Units will be made on or about the closing date specified on the cover page of this prospectus, which will be the fifth business day following the date of pricing of the Series E Preferred Units (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (or the Exchange Act), trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series E Preferred Units on the initial pricing date of the Series E Preferred Units or the next two succeeding business days will be required, by virtue of the fact that the Series E Preferred Units initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of Series E Preferred Units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of Series E Preferred Units. Generally, when we refer to the “prospectus,” we refer to both parts combined. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related “free writing prospectus” we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus or any “free writing prospectus” we may authorize to be delivered to you, as well as the information we previously filed with the U.S. Securities and Exchange Commission (or SEC) that is incorporated by reference herein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since such dates.

We are not, and the underwriters are not, offering to sell, or seeking offers to buy, the Series E Preferred Units in any jurisdiction where the offer or sale is not permitted. The distribution of this prospectus and the offering of the Series E Preferred Units in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the Series E Preferred Units and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

S-ii

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements reflect management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited, to those factors discussed under the heading “Risk Factors” set forth in this prospectus supplement, the accompanying prospectus and in our most recent Annual Report on Form 20-F (our 2016 Annual Report) and in other reports we file with or furnish to the SEC and that are incorporated into this prospectus by reference.

We undertake no obligation to update any forward-looking statement to reflect any change in our expectations or events or circumstances that may arise after the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Forward-looking statements in this prospectus or incorporated by reference herein include, among others, statements about the following matters:

•	our distribution policy and our ability to make cash distributions on our units or any increases in quarterly distributions;

•	our future growth prospects, business strategy and other plans and objectives for future operations;

•	the expected effects and benefits of the completion of the Brookfield Transaction (as defined in “Summary—Recent Developments—Strategic Partnership with Brookfield”) on our operations and financial condition, including expectations regarding our enhanced liquidity as a result of the Brookfield Transaction;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for a one-year period;

•	our ability to refinance existing debt obligations, to raise additional debt and capital, to fund capital expenditures, and negotiate extensions or redeployments of existing assets;

•	our ability to maintain and expand long-term relationships with major crude oil companies, including our ability to service fields until they no longer produce, and the negative impact of low oil prices on the likelihood of certain contract extensions;

•	the derivation of a substantial majority of revenue from a limited number of customers;

S-iii

•	the outcome and cost of claims and potential claims against us, including claims and potential claims by Sevan Marine ASA and COSCO (Nantong) Shipyard relating to Logitel Offshore Holding AS (or Logitel) and cancellation of Units for Maintenance and Safety (or UMS) newbuildings, Sembcorp associated with the Randgrid floating storage and off-take (or FSO) unit, the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) associated with the Petrojarl I floating production, storage and offloading (or FPSO) unit, by Petroleo Brasileiro S.A. (or Petrobras) associated with the Piranema Spirit FPSO unit and the Arendal Spirit UMS, by Royal Dutch Shell Plc (or Shell) associated with the Petrojarl Knarr FPSO unit, by Transocean Offshore International Ventures Limited (or Transocean) associated with the ALP Forward;

•	our ability to leverage to our advantage Teekay Corporation’s relationships and reputation in the shipping industry and Brookfield’s financial resources, global business network, operational expertise and access to capital;

•	our continued ability to enter into fixed-rate time charters and FPSO contracts with customers;

•	results of operations and revenues and expenses;

•	maintaining a reduced level of vessel operating expenses, including services and spares and crewing costs;

•	offshore and tanker market fundamentals, including the balance of supply and demand in the offshore and tanker market and spot tanker charter rates;

•	our competitive advantage in the shuttle tanker market;

•	the expected lifespan of our vessels;

•	the estimated sales price or scrap value of vessels;

•	our expectations as to any impairment of our vessels;

•	offers of shuttle tankers, FSO units, FPSO units, and related contracts from Teekay Corporation and our accepting such offers;

•	acquisitions from third parties and obtaining offshore projects that we or Teekay Corporation bid on or may be awarded, and the expected effects and benefits therefrom;

•	certainty of completion, estimated delivery and completion dates, commencement dates of charters, intended financing and estimated costs for newbuildings, acquisitions, conversions and upgrades, including the towing and offshore installation vessel newbuildings and shuttle tanker newbuildings;

•	completion of field installation and testing of the Petrojarl I FPSO unit prior to commencing operations in the latter part of the first quarter of 2018;

•	the timing of the new shuttle tanker contract of affreightment (or CoA) contracts and the number of shuttle tankers to serve these new CoAs;

•	expected employment and trading of older shuttle tankers;

•	payment of additional contingent consideration for our acquisitions of ALP Maritime Services B.V. (or ALP) and the capabilities of the ALP vessels acquired;

•	our expectations as to the chartering of unchartered vessels, including the Arendal Spirit UMS, the Petrojarl Cidade de Rio das Ostras FPSO unit, towage newbuildings and the HiLoad DP unit;

•	our expectations as to the timing of commencement of the charter extension for the Voyageur Spirit FPSO unit;

•	our expectations regarding competition in the markets we serve;

•	our entering into joint ventures or partnerships with companies, and the expected effects and benefits therefrom;

S-iv

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;

•	the duration of dry dockings;

•	the future valuation of goodwill;

•	our compliance with covenants under our credit facilities;

•	timing of settlement of amounts due to and from affiliates;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner;

•	increasing the efficiency of our business and redeploying vessels as charters expire or terminate;

•	the adequacy of our insurance coverage;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems on our vessels in compliance with the International Marine Organization (or IMO) proposals;

•	the outcome of the investigation into allegations of improper payments by one of our subsidiaries to Brazilian agents;

•	anticipated taxation of our partnership and its subsidiaries and taxation of unitholders;

•	our intent to take the position that we are not a passive foreign investment company;

•	our general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation and for reimbursements of fees and costs of Teekay Offshore GP L.L.C., our general partner;

•	our ability to avoid labor disruptions and attract and retain highly skilled personnel;

•	the outcome of the negotiations for the lease and operations contract for the Petrojarl Varg FPSO unit;

•	the ability of our 50/50 joint venture to obtain cross default waivers from the facility lenders associated with the Pioneiro de Libra FPSO;

•	our ability to recover the lower day rate on the Petrojarl I FPSO unit under the amended variable rate contract;

•	Statoil’s expected additional shuttle tanker requirements during 2018;

•	the expected timing of the listing of ShuttleCo’s senior unsecured bonds on the Oslo Stock Exchange; and

•	our expected uses of proceeds from equity and debt issuances.

S-v

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference in this prospectus and does not contain all the information you will need in making an investment decision. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus.

Unless otherwise indicated, references in this prospectus to “Teekay Offshore Partners,” “we,” “us” and “our” and similar terms refer to Teekay Offshore Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the Series E Preferred Units described herein, shall mean specifically Teekay Offshore Partners L.P. References to “our general partner” refer to Teekay Offshore GP L.L.C. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries. Unless otherwise indicated, references in this prospectus to “unitholders” refer to common unitholders, Series A Preferred unitholders, Series B Preferred unitholders and Series E Preferred unitholders and references to “units” refer to common units, Series A Preferred Units, Series B Preferred Units and Series E Preferred Units. “Series A Preferred Units” refers to our 7.25% Series A Cumulative Redeemable Preferred Units, and “Series B Preferred Units” refers to our 8.50% Series B Cumulative Redeemable Preferred Units. We have no other series of outstanding preferred units. Unless the context otherwise indicates, the information included in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional Series E Preferred Units.

Our Partnership

We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry, focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream market. In September 2017, an affiliate of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or Brookfield) purchased from an affiliate of Teekay Corporation a 49% interest in our general partner and purchased common units from us. We seek to leverage the expertise, relationships and reputations of Teekay Corporation and Brookfield to pursue long-term growth opportunities. Our growth strategy focuses primarily on increasing our fleet of shuttle tankers and floating production, storage and offloading (or FPSO) units under medium to long-term charters while evaluating opportunities to expand into related offshore services segments. Our near-term business strategy is primarily focused on implementing existing growth projects, extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing strategic growth projects. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered into, and may enter into additional joint ventures and partnerships with companies that may provide increased access to new opportunities, and we may engage in vessel or business acquisitions. We are structured as a master limited partnership. As of January 1, 2018, the public held a total of 26.7% of our outstanding common units, Brookfield TK TOLP L.P. (or Brookfield TOLP), an affiliate of Brookfield, held 59.5% of our outstanding common units and Brookfield TK TOGP L.P. (or Brookfield TOGP), an affiliate of Brookfield, held a 49% interest in our general partner, and an affiliate of Teekay Corporation held the remaining 13.8% of our outstanding common units and a 51% interest in our general partner. Teekay Corporation has granted to Brookfield TOGP an option, exercisable upon certain conditions, to acquire from it an additional 2% interest in our general partner.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. Our general partner, Teekay Offshore GP L.L.C., a Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities.

Our general partner does not receive any management fee or other compensation in connection with its management of our business, but it is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Pursuant to services agreements between us and our subsidiaries, on the one hand, and subsidiaries of Teekay Corporation, on the other hand, the Teekay Corporation subsidiaries provide to us certain administrative services and to our subsidiaries certain strategic, business development, advisory, ship management, technical and administrative services.

Our Fleet

As of January 1, 2018:

•	FPSO Units. Our FPSO fleet consisted of six units in which we have 100% ownership interests, four of which are operating under FPSO contracts with major energy companies in the North Sea and Brazil, one of which has completed upgrades and is scheduled to commence operations under a five-year charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP) in the latter part of the first quarter of 2018, and one of which is currently in lay-up. We also have two FPSO units, in which we have 50% ownership interests, one on charter with Petrobras in Brazil and the other on charter with a consortium of international oil companies on the Libra field located in the Santos Basin offshore Brazil. We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. The FPSO contracts, including a contract relating to one FPSO unit that has completed its upgrade, have an average remaining term of approximately 3.9 years. As of January 1, 2018, our FPSO units had a total production capacity of approximately 0.4 million barrels of oil per day, including the expected capacity of one unit that has completed its upgrade.

•	Shuttle Tankers. Our shuttle tanker fleet consisted of 31 vessels that we operate under fixed-rate contracts of affreightment, time charters and bareboat charters, five shuttle tanker newbuildings that will operate under fixed-rate CoAs and time charters, and the HiLoad DP unit, which is currently in lay-up. Of these 37 total shuttle tankers, six are owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels are owned 100% by us. All of our shuttle tankers in operation, other than two shuttle tankers that are currently trading as conventional tankers, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. The average term of the CoAs applicable to certain of our shuttle tankers (including newbuildings), weighted based on vessel years, is 2.3 years. The time charters and bareboat charters have an average remaining contract term of approximately 4.5 years. As of January 1, 2018, our shuttle tanker fleet, including newbuildings, had a total cargo capacity of approximately 4.8 million deadweight tonnes (or dwt), representing approximately 47% of the total tonnage of the world shuttle tanker fleet.

•	FSO Units. Our FSO fleet consisted of five units in which we have a 100% ownership interest, and one unit in which we have an 89% ownership interest. Our FSO units operate under fixed-rate contracts, with an average remaining term of approximately 3.4 years. As of January 1, 2018, our FSO units had a total cargo capacity of approximately 0.7 million dwt.

•	UMS: We have one UMS unit, the Arendal Spirit, in which we have a 100% ownership interest. The unit is currently in lay-up following its charter termination, which we are disputing.

•	Towage. Our long-distance towing and offshore installation fleet consisted of nine on-the-water vessels and one ultra-long distance towing and offshore installation vessel newbuilding, which is scheduled to deliver in early-2018. We have 100% ownership interests in all our towing and offshore installation vessels. Our delivered towing and offshore installation vessels operate under voyage-charter and spot towage contracts.

•	Conventional Tankers. Our conventional tanker fleet consisted of two conventional tankers, which are in-chartered until early-2019 with additional one-year extension options. Both vessels currently are trading in the spot conventional tanker market. As of January 1, 2018, our conventional tankers had a total cargo capacity of approximately 0.2 million dwt.

Our Potential Acquisitions

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects. Our near-term business strategy is primarily focused on implementing existing growth projects, extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing strategic growth projects.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit and the Hummingbird Spirit FPSO unit, each of which is an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea. The sale of the Petrojarl Foinaven is subject to approvals required from the charterer. The purchase price for each of the Petrojarl Foinaven and the Hummingbird Spirit would be based on fair market value at the time of any such sale.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 180,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht is a 50% partner in the Cidade de Itajai FPSO and the Pioneiro de Libra FPSO.

Teekay Corporation owns an additional FPSO unit, the Petrojarl Banff, which may also be offered to us in the future pursuant to the omnibus agreement.

Business Strategies

Our primary business objective is to increase cash available for distribution by executing the following strategies:

•	Project management and execution of our growth projects. We continue to focus on executing on our existing shuttle tanker, FPSO, and towing and offshore installation growth projects delivering between now and 2020, to provide stable cash flows.

•	Extend contracts and redeploy existing assets on long-term contracts. Over the near-to-medium term, we intend to extend contracts and redeploy existing shuttle tankers and FPSO and FSO units on medium-to-long-term contracts. We believe this approach reduces our financing requirements and provides our customers with a quick-to-market and lower cost offshore solution, which significantly lowers our customers’ break-even and lifting cost per barrel of oil production, compared to a new vessel. We believe we are well-positioned to extend contracts and redeploy existing assets by leveraging our engineering and operational expertise with our global marketing organization and extensive customer and shipyard relationships.

•	Acquire or construct additional vessels to serve under medium- to long-term, fixed-rate contracts. We intend to seek sustainable long-term growth primarily through acquiring or constructing vessels as needed for approved projects only after charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We believe this approach facilitates the financing of new vessels based on their anticipated future revenues and ensures that new vessels will be employed upon acquisition, which should provide stable cash flows.

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards, while implementing and maintaining various cost saving initiatives. Energy companies seek partners that have a reputation for high reliability, safety, environmental and quality standards. We intend to leverage our operational expertise and customer relationships to further expand a sustainable competitive advantage with consistent delivery of superior customer service, including working together with customers to reduce production costs and find efficiencies, while at the same time maintaining our own cost saving initiatives.

Competitive Strengths

We believe that we are well positioned to execute our business strategies because of the following competitive strengths:

•	Leading Position in the Shuttle Tanker Sector. We are the world’s largest owner and operator of shuttle tankers. Our large fleet size (representing approximately 47% of the total tonnage of the world shuttle tanker fleet, including newbuildings) enables us to provide comprehensive coverage of charterers’ requirements and provides opportunities to enhance the efficiency of operations and increase fleet utilization.

•	Offshore Operational Expertise and Enhanced Growth Opportunities through Our Relationships with Teekay Corporation and Brookfield. Teekay Corporation has achieved a global brand name in the shipping industry and the offshore market, developed an extensive network of long-standing relationships with major energy companies and earned a reputation for reliability, safety and excellence. Some benefits we believe we receive due to our relationship with Teekay Corporation include:

•	access through services agreements to its comprehensive market intelligence and operational and technical sophistication gained from over 40 years of providing shipping services to energy customers, including over 25 years of providing shuttle tanker and FSO services to offshore energy customers. We believe this expertise has assisted us in successfully operating existing FPSO units and will assist us in continuing to expand our position in the FPSO sector and our rights to participate in certain FPSO projects under our omnibus agreement with Teekay Corporation and affiliates thereof;

•	access to Teekay Corporation’s general commercial and financial core competencies, practices and systems, which we believe enhances the efficiency and quality of operations;

•	enhanced growth opportunities and added competitiveness in bidding for transportation requirements for offshore projects and in attracting and retaining medium- and long-term contracts throughout the world; and

•	improved leverage with leading shipyards during periods of vessel production constraints due to Teekay Corporation’s established relationships with these shipyards and the high number of newbuilding orders it places.

We believe that the combination of our own and Teekay Corporation’s expertise and relationships in the offshore market and Brookfield’s financial resources, global business network, operational expertise and access to capital will enhance our ability to take advantage of growth opportunities in the offshore market.

•	Cash Flow Stability from Existing Contracts with Leading Energy Companies. Despite continued weakness in the global energy and capital markets, our operating cash flows remain largely stable, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium- to long-term contracts. As of January 1, 2018, we estimate we had approximately $6.3 billion of forward fee-based revenues under existing charters (excluding extension options), of which approximately $5.2 billion are expected to originate from existing vessels and projects and approximately $1.1 billion are expected to originate from committed growth projects that have not yet commenced operations and for which charters or contracts have been secured. We have been able to secure medium- to long-term contracts because our services are an integrated part of offshore oil field projects and a critical part of the logistics chain of the fields. Due to the integrated nature of our services, the high cost of field development and the need for uninterrupted oil production, contractual relationships with customers with respect to any given field typically last until the field is no longer producing.

•	Disciplined Vessel Acquisition Strategy. Our fleet has been built through successful new project tenders and acquisitions, and this strategy has contributed significantly to our leading position in the shuttle tanker market. A significant portion of our shuttle tanker fleet was established through the acquisition of Ugland Nordic Shipping AS in 2001 and Navion AS, Statoil ASA’s shipping subsidiary, in 2003. In addition, we have increased the size of our fleet through customized shuttle tanker, FPSO and FSO projects for major energy companies around the world.

Recent Developments

Strategic Partnership with Brookfield

In September 2017, we completed the previously announced strategic partnership with Brookfield and related transactions (collectively the Brookfield Transaction), which included the following, among others:

•	Brookfield and Teekay Corporation invested $610.0 million and $30.0 million, respectively, in us in exchange for 244.0 million and 12.0 million common units, respectively, at a price of $2.50 per common unit and 62.4 million and 3.1 million common unit warrants, respectively, with an exercise price of $0.01 per unit and which warrants are exercisable if our common unit volume-weighted average price is equal to or greater than $4.00 per common unit for any 10 consecutive trading days prior to September 25, 2024. Following the investment, Brookfield owns approximately 59.5% and Teekay Corporation owns approximately 13.8% of our outstanding common units;

•	Brookfield acquired from Teekay Corporation a 49.0% interest in our general partner in exchange for $4.0 million and an option to purchase an additional 2.0% interest in our general partner from Teekay Corporation in exchange for 1.0 million of the warrants issued to Brookfield as described above;

•	We repurchased and canceled all of our outstanding Series C-1 and Series D Preferred Units from existing unitholders, for an aggregate of approximately $250.0 million in cash. Concurrently, the per unit exercise price of our Series D tranche B Warrants to purchase common units issued on June 29, 2016, was reduced from $6.05 to $4.55;

•	We agreed with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment of $30 million, which we paid in October 2017;

•	Brookfield acquired, from a subsidiary of Teekay Corporation, the $200 million subordinated promissory note originally issued by us to such subsidiary on July 1, 2016 and which promissory note was amended and restated in connection with the acquisition by Brookfield to, among other things, extend its maturity date from 2019 to 2022. Brookfield purchased the promissory note from Teekay Corporation for $140.0 million in cash and 11.4 million of the warrants issued initially to Brookfield as described above; and

•	Certain financial institutions providing interest rate swaps to us (i) lowered the fixed interest rate on the swaps, (ii) extended the termination option of the swaps by two years to 2021, and (iii) eliminated the financial guarantee and security package previously provided by Teekay Corporation in return for a prepayment amount and fees.

As part of the Brookfield Transaction, we have reduced our existing common unit distribution to $0.01 per common unit to reinvest cash in the business and further strengthen our balance sheet.

Formation of ShuttleCo Subsidiary and Related Re-financing

In October 2017, we transferred our shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers L.L.C. (or ShuttleCo). As part of the formation of ShuttleCo, a majority of our shuttle tanker fleet was refinanced with a new $600.0 million, five-year debt facility of ours within ShuttleCo. In addition, an existing $250.0 million debt facility secured by the three East Coast of Canada newbuildings, an existing $140.7 million private placement bond secured by two vessels and a $71.2 million facility secured by two 50%-owned vessels, were transferred from us to ShuttleCo.

Repurchase of Existing NOK Bonds Maturing in 2018 and Issuance of $250 Million Bonds in ShuttleCo

In October 2017, as part of the Brookfield Transaction, we exercised our call option to repurchase the remaining outstanding balances under each of our Norwegian Kroner (or NOK) 420 million senior unsecured bond agreement and our NOK 800 million senior unsecured bond agreement. In each case these were settled on November 16, 2017, in accordance with their respective terms. Concurrently, ShuttleCo completed an offering of $250 million of new senior unsecured bonds in the Norwegian bond market. The interest payments on the bonds are fixed at 7.125% and the bonds mature in August 2022. We expect the bonds to be listed on the Oslo Stock Exchange in early-2018.

Commencement of Operations of the Pioneiro de Libra FPSO

In November 2017, the 50%-owned Pioneiro de Libra FPSO, which was converted from one of our shuttle tankers at Sembcorp’s Jurong shipyard in Singapore, commenced its 12-year charter contract with a consortium of international oil companies, including Petrobras, Total S.A., Shell, China National Petroleum Corporation and China National Offshore Oil Corporation, on the giant Libra block in the Santos Basin offshore Brazil.

Commencement of Operations of the Randgrid FSO

In October 2017, the Randgrid FSO, which was converted from one of our shuttle tankers at Sembcorp’s Sembawang shipyard in Singapore, commenced its three-year time-charter contract with Statoil ASA (Statoil), including 12 additional one-year extension options, on the Gina Krog oil and gas field in the Norwegian sector of the North Sea.

Completion of Upgrades on the Petrojarl I FPSO and Entry into Charter Amendment

In December 2017, we completed the upgrades of the Petrojarl I FPSO unit and the unit has arrived on the Atlanta field in Brazil. The unit is now undergoing field installation and testing prior to commencing its five-year charter contract with QGEP, which is expected to occur in the latter part of the first quarter of 2018.

In July 2017, we signed an amendment to the Petrojarl I FPSO five-year charter contract with QGEP. The amended charter contract includes an extension to the delivery window for the project and an adjusted charter rate profile which reduces the day rate for the FPSO unit during the first 18 months of production. During the final 3.5 years of the contract, the charter contract will revert to a rate that is higher than the original day rate plus oil price and production tariffs, which will provide the potential for us to recover more than the reduction given in the first 18 months of the charter contract.

Voyageur Spirit FPSO Head of Terms

In November 2017, we entered into a heads of terms with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field for an additional 12 months out to April 2019. The new contract, which is expected to take effect in April 2018, will include a fixed charter rate component plus a component based on oil production and oil price.

Delivery of East Coast of Canada Shuttle Tanker Newbuildings

In October 2017 and November 2017, we took delivery of the first two East Coast of Canada shuttle tanker newbuildings, the Beothuk Spirit and the Norse Spirit. The Beothuk Spirit commenced its charter contract with a group of oil companies in December 2017, which replaced an existing in-chartered vessel servicing the East Coast of Canada that will be transferred to the North Sea to operate in our CoA portfolio in the North Sea. The Norse Spirit is expected to commence its charter contract in January 2018 with a group of oil companies, which will replace an existing in-chartered vessel servicing the East Coast of Canada that will be redelivered to its owner.

Delivery of Towage Newbuildings

In June and October 2017, respectively, we took delivery of the ALP Defender and ALP Sweeper, the second and third of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed deliveries of the vessels, we received reimbursements from the shipyard totaling $16.6 million in the second quarter of 2017.

Shuttle Tanker Newbuildings

In July 2017, we entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd., to construct two Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $294 million, with options to order up to two additional vessels. These newbuilding vessels will be constructed based on our New Shuttle Spirit design which incorporates technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in late-2019 and early-2020, these vessels will provide shuttle tanker services in the North Sea under our existing master agreement with Statoil, which will add vessel capacity to service our CoA portfolio in the North Sea.

In November 2017, we declared options with Samsung Heavy Industries Co. Ltd., to construct two additional Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $265 million. These newbuildings will also be constructed based on the New Shuttle Spirit design. Upon delivery in 2020, these vessels will join our CoA portfolio in the North Sea.

New North Sea Shuttle Tanker Contracts

In June 2017, we finalized the previously announced three-year shuttle tanker CoA to service the Kraken development in the U.K. North Sea. The CoA, which commenced during the third quarter of 2017 and requires the use of up to approximately 0.6 shuttle tanker equivalents per annum, will be serviced by our existing CoA shuttle tanker fleet.

In March 2017, we finalized a five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service the Catcher development located in the U.K. Central North Sea. This CoA is expected to commence during the first quarter of 2018 and will be serviced by our existing CoA shuttle tanker fleet. The CoA is expected to require the use of up to approximately 0.6 shuttle tanker equivalents per annum.

Falcon Spirit Contract Extension

In May 2017, we completed a five-year contract extension, plus extension options, for the Falcon Spirit FSO unit, which commenced June 1, 2017. The contract extension includes a termination fee payable if the contract is terminated prior to mid-2018. The Falcon Spirit FSO unit operates on the Al Rayyan field located offshore Qatar.

Sale of the Navion Saga

In October 2017, we delivered the Navion Saga FSO unit to its buyers. We received gross proceeds of $7.4 million, resulting in a gain on sale of approximately $0.5 million recorded during the fourth quarter of 2017.

Arendal Spirit UMS

In April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of ours, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. We have disputed the termination and have initiated a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is in lay-up in Norway.

Petrojarl Varg Front-End Engineering and Design Study

In March 2017, we entered into a customer-funded, front-end engineering and design (or FEED) study agreement for the Petrojarl Varg FPSO unit with Alpha Petroleum Resources Limited, which is backed by private equity firm Petroleum Equity, for the development of the Cheviot field, formerly known as the Emerald field, located in the U.K. sector of the North Sea. The purpose of the FEED study is to define the modifications required for the Petrojarl Varg FPSO unit. The FEED study was completed in December 2017 and will be used to negotiate the terms of a potential FPSO contract for the development of the Cheviot field.

Sale of the Navion Marita

In December 2017, we delivered the Navion Marita to its buyers. We received gross proceeds of $5.7 million, resulting in a loss on sale of approximately $0.25 million recorded during the fourth quarter of 2017.

Business Overview

FPSO Segment

FPSO units are offshore production facilities that are ship-shaped or cylindrical-shaped and store processed crude oil in tanks located in the hull of the vessel. FPSO units are typically used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. Of four major types of floating production systems, FPSO units are the most common type. Typically, the other types of floating production systems do not have significant storage and need to be connected into a pipeline system or use an

FSO unit for storage. FPSO units are less weight-sensitive than other types of floating production systems and their extensive deck area provides flexibility in process plant layouts. In addition, the ability to utilize surplus or aging tanker hulls for conversion to an FPSO unit provides a relatively inexpensive solution compared to the new construction of other floating production systems. A majority of the cost of an FPSO unit comes from its top-side production equipment and thus, FPSO units are expensive relative to conventional tankers. An FPSO unit carries on board all the necessary production and processing facilities normally associated with a fixed production platform. As the name suggests, FPSO units are not fixed permanently to the seabed but are designed to be moored at one location for long periods of time. In a typical FPSO unit installation, the untreated wellstream is brought to the surface via subsea equipment on the sea floor that is connected to the FPSO unit by flexible flow lines called risers. The risers carry the mix of oil, gas and water from the ocean floor to the vessel, which processes it on board. The resulting crude oil is stored in the hull of the vessel and subsequently transferred to tankers either via a buoy or tandem loading system for transport to shore.

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO units have been used to develop offshore fields around the world since the late 1970s. As of January 1, 2018, there were approximately 176 FPSO units operating and 22 FPSO units on order in the world fleet. At January 1, 2018, we owned six FPSO units, of which we have 100% ownership interests in (one of which has completed its upgrades and is currently undergoing field installation and testing prior to commencing operations in the latter part of the first quarter of 2018), and two FPSO units, of which we have 50% ownership interests in. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. Other major independent FPSO contractors are SBM Offshore N.V., BW Offshore, MODEC, Bumi Armada and Bluewater.

The following table provides additional information about our FPSO units as of January 1, 2018:

Vessel	Production Capacity (bbl/day)	Built	Ownership	Field name and location	Charterer	Contract End Date
Petrojarl Knarr(1) (2)	63,000	2014	100%	Knarr, Norway	Shell	March 2025
Pioneiro de Libra(3)	50,000	2017	50%	Libra, Brazil	Petrobras	November 2029
Cidade de Itajai(1) (4)	80,000	2012	50%	Bauna and Piracaba, Brazil	Petrobras	February 2022
Voyageur Spirit	30,000	2008	100%	Huntington, U.K.	Premier	April 2018(5)
Petrojarl Cidade de Rio das Ostras(6)	25,000	2008	100%	Tartaruga Verde, Brazil	Petrobras	January 2018
Piranema Spirit(1)	30,000	2007	100%	Piranema, Brazil	Petrobras	February 2019
Petrojarl I(7)	46,000	1986	100%	Atlanta, Brazil	QGEP	March 2023
Petrojarl Varg(8)	57,000	1998	100%

Total capacity	381,000

(1)	The charterer has options to extend the service contract.
(2)	The charterer has the annual right to terminate the contract after March 2021 subject to payment of certain termination fees.
(3)	The vessel has been converted into an FPSO unit in 2017. The original hull was built in 1995.
(4)	The Cidade de Itajai was converted to an FPSO unit in 2012. The original hull was built in 1985.
(5)	We have entered into a heads of terms with Premier to extend the charter contract by twelve months out to April 2019.

(6)	The Petrojarl Cidade de Rio das Ostras was converted to an FPSO unit in 2008. The original hull was built in 1981.
(7)	Upgrades on the Petrojarl I have been completed and the unit is scheduled to commence operations in the latter part of the first quarter of 2018 under a five-year charter contract.
(8)	The Petrojarl Varg is in lay-up in Norway.

During the nine months ended September 30, 2017 and 2016, and during 2016, approximately 46% of our consolidated net revenues from continuing operations were earned by our FPSO units, compared to approximately 47% in 2015 and 39% in 2014.

Shuttle Tanker Segment

A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines. The first cargo from an offshore field in the North Sea was shipped in 1977, and the first dynamically-positioned shuttle tankers were introduced in the early 1980s. Shuttle tankers are often described as “floating pipelines” because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor.

Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts for a specific offshore oil field or under CoAs for various fields. The number of voyages performed under these CoAs normally depends upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers could be converted into shuttle tankers by adding specialized equipment to meet customer requirements. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms. The shuttle tankers in our CoA fleet may operate in the conventional spot market during downtime or maintenance periods for oil field installations or otherwise, which provides greater capacity utilization for the fleet.

As of January 1, 2018, there were approximately 81 vessels in the world shuttle tanker fleet (including seven newbuildings), the majority of which operate in the North Sea and Brazil. Shuttle tankers also operate off the East Coast of Canada and in the U.S. Gulf. As of January 1, 2018, we owned 34 shuttle tankers, including the HiLoad DP unit (which is currently in lay-up) and five vessels under construction, in which our ownership interests ranged from 50% to 100%, and chartered-in an additional three shuttle tankers. Other shuttle tanker owners include Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, SCF Group, Viken Shipping and AET, which as of January 1, 2018 controlled fleets ranging from five to 29 shuttle tankers each. We believe that we have competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea, Brazil and the East Coast of Canada.

The following tables provide additional information about our shuttle tankers as of January 1, 2018, excluding five newbuilding vessels under construction:

Vessel	Capacity (dwt)	Built	Ownership	Positioning System	Operating Region	Contract Type(1)	Charterer	Contract End Date

Scott Spirit	109,300	2011	100%	DP2	North Sea	CoA	BP, Chevron, Draugen Transport, Aker BP, Total, Repsol, Dana Petroleum, Shell, OMV, Wintershall, Idemitsu, DEA, Lundin, PGING, Enquest, Premier, Marathon
Amundsen Spirit	109,300	2010	100%	DP2	North Sea	CoA
Grena Knutsen	148,600	2003	In-chartered (until September 2019)	DP2	North Sea	CoA
Stena Natalita	108,100	2001	50%(5)	DP2	North Sea	CoA
Navion Oslo	100,300	2001	100%	DP2	North Sea	CoA
Navion Oceania	126,400	1999	100%	DP2	North Sea	CoA
Navion Anglia	126,400	1999	100%	DP2	North Sea	CoA
Navion Scandia	126,700	1998	100%	DP2	North Sea	CoA
Navion Britannia(2)	124,200	1998	100%	DP2	North Sea	CoA
Samba Spirit	154,100	2013	100%	DP2	Brazil	TC	Shell	June 2023
Lambada Spirit	154,000	2013	100%	DP2	Brazil	TC	Shell	July 2023
Bossa Nova Spirit	155,000	2013	100%	DP2	Brazil	TC	Shell	November 2023
Sertanejo Spirit	155,000	2013	100%	DP2	Brazil	TC	Shell	January 2024
Peary Spirit	109,300	2011	100%	DP2	North Sea	TC	Statoil(7)	March 2018
Nansen Spirit	109,300	2010	100%	DP2	North Sea	TC	Statoil(7)	March 2018
Stena Sirita	126,900	1999	50%(5)	DP2	North Sea	TC	Esso	January 2019
Stena Alexita	127,000	1998	50%(5)	DP2	North Sea	TC	Statoil(7)	March 2018
Heather Knutsen(3)	148,600	2005	In-chartered (until December 2020)	DP2	Canada	TC	Statoil, TAQA, Wintershall(6)
Jasmine Knutsen	148,600	2005	In-chartered (until January 2018)	DP2	Canada	TC	ExxonMobil, Canada Hibernia, Chevron, Husky, Mosbacher, Murphy, Nalcor, Statoil, Suncor(6)	January 2018
Navion Hispania	126,200	1999	100%	DP2	Canada	TC		April 2018
Beothuk Spirit	155,000	2017	100%	DP2	Canada	TC		May 2030
Norse Spirit	155,000	2017	100%	DP2	Canada	TC		May 2030
Navion Gothenburg	152,200	2006	50%(5)	DP2	Brazil	BB	Petrobras(8)	July 2020
Nordic Brasilia	151,300	2004	100%	DP	Pacific	Spot	Spot trading	n/a
Nordic Rio	151,300	2004	50%(5)	DP	Pacific	Spot	Spot trading	n/a
Navion Stavanger	148,700	2003	100%	DP2	Brazil	BB	Petrobras(8)	July 2019
Petroatlantic	93,000	2003	100%	DP2	North Sea	TC	Teekay Corporation	March 2022
Petronordic	93,000	2002	100%	DP2	North Sea	TC	Teekay Corporation	March 2022
Nordic Spirit	151,300	2001	100%	DP	Brazil	BB	Petrobras	April 2018
Stena Spirit	151,300	2001	50%(5)	DP	Brazil	BB	Petrobras	July 2018
Navion Bergen	105,600	2000	100%	DP	Brazil	BB	Petrobras(8)	April 2020
HiLoad DP Unit(4)	n/a	2010	100%	DP2	n/a	Lay-up	Lay-up	n/a

Total capacity	4,101,000

(1)	“CoA” refers to contracts of affreightment, “TC” refers to time charters, “BB” refers to bareboat charters, “Spot” refers to spot trading in the TNK conventional tanker pools.
(2)	The vessel is capable of loading from a submerged turret loading buoy.
(3)	The Heather Knutsen in-charter was extended for three-years through December 2020 and the vessel will reposition to the North Sea for trading as part of the CoA fleet upon hire of the Norse Spirit in Canada, which is expected in late-January 2018.
(4)	Self-propelled DP system that attaches to and keeps conventional tankers in position when loading from offshore installations.
(5)	Owned through a 50% owned subsidiary. The parties share in the profits and losses of the subsidiary in proportion to each party’s relative ownership.
(6)	Not all of the contracts of affreightment or time-charter customers utilize every ship in the contract of affreightment or time-charter fleet.
(7)

Under the terms of a master agreement with Statoil, the vessels are chartered under individual fixed-rate annually renewable time-charter contracts. Statoil is committed to charter the number of vessels required of the fields serviced for the life of the fields through an annual assessment of the vessel requirement. It is expected that Statoil will be committed to charter three vessels for a number of years and gradually reduce to one vessel (over the next 10-20 years). The vessels currently on time-charter to Statoil may be replaced by vessels currently servicing contracts of affreightment or other time-charter contracts.
(8)	Charterer has the right to purchase the vessel at end of the bareboat charter.

On the Norwegian continental shelf, regulations have been imposed on the operators of offshore fields related to vaporized crude oil that is formed and emitted during loading operations and which is commonly referred to as Volatile Organic Compounds (or VOC). To assist the oil companies in their efforts to meet the regulations on VOC emissions from shuttle tankers, we and Teekay Corporation have played an active role in establishing and participating in a unique co-operation among 25 owners of offshore fields in the Norwegian sector. The purpose of the co-operation is to implement VOC reduction systems on selected shuttle tankers to reduce and report VOC emissions according to Norwegian authorities’ requirements. Currently, we own VOC systems on 10 of our shuttle tankers. The oil companies that participate in the co-operation have also engaged us to undertake the day-to-day administration, technical follow-up and handling of payments through a dedicated clearing house function.

During the nine months ended September 30, 2017 and 2016, approximately 47% and 41% respectively, of our consolidated net revenues from continuing operations were earned by the shuttle tanker segment. During 2016, approximately 42% of our consolidated net revenues from continuing operations were earned by the vessels in the shuttle tanker segment, compared to approximately 41% in 2015 and 52% in 2014.

Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and to the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

FSO Segment

FSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and off-take systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older single hull conventional oil tankers. These conversions, which include installation of a loading and off-take system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal tanker lifespan of 25 years.

Our FSO units are generally placed on long-term, fixed-rate time charter or bareboat charter contracts as an integrated part of the field development plan, which provides stable cash flow to us.

As of January 1, 2018, there were approximately 94 FSO units operating and five FSO units on order in the world fleet, and we had six FSO units in which our ownership interests ranged from 89% to 100%. The major markets for FSO units are Asia, West Africa, Northern Europe, the Mediterranean and the Middle East. Our primary competitors in the FSO market are conventional tanker owners who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

The following table provides additional information about our FSO units as of January 1, 2018:

Vessel	Capacity (dwt)	Built	Ownership	Field name and location	Contract Type	Charterer	Contract End Date
Suksan Salamander(1)	78,200	1993	100%	Bualuang, Thailand	Bareboat	Teekay Corporation	August 2024
Pattani Spirit(1)	113,800	1988	100%	Platong, Thailand	Bareboat	Teekay Corporation	April 2019
Dampier Spirit(1)	106,700	1987	100%	Stag, Australia	Time charter	Jadestone Energy	August 2024
Falcon Spirit(2)	124,500	1986	100%	Al Rayyan, Qatar	Time charter	Qatar Petroleum	June 2022
Apollo Spirit(3)	129,000	1978	89%	Banff, U.K.	Bareboat	Teekay Corporation	July 2018
Randgrid(1)	124,500	1995	100%	Gina Krog, Norway	Time charter	Statoil	October 2020
Total capacity	676,700

(1)	Charterer has option to extend the time charter.
(2)	Charterer has early termination rights with an 18-month notice period.
(3)	Charterer is required to charter the vessel for as long as Teekay Corporation’s Petrojarl Banff FPSO unit produces in the Banff field in the North Sea, which is expected to remain under contract until at least July 2018.

During the nine months ended September 30, 2017 and 2016, approximately 4% and 5%, respectively, of our consolidated net revenues from continuing operations were earned by the FSO segment. During 2016, approximately 5% of our consolidated net revenues from continuing operations were earned by the vessels in the FSO segment, compared to 5% in 2015 and 6% in 2014.

UMS Segment

Units for Maintenance and Safety are used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. Our unit is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather. As of January 1, 2018, there were approximately 51 DP UMS operating and 13 units on order in the world fleet.

As at January 1, 2018, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest.

The Arendal Spirit began its three-year charter contract for Petroleo Netherlands B.V. on June 7, 2015. In April 2016, during the process of lifting off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. During the gangway replacement, the Arendal Spirit was declared off-hire. The gangway was replaced in June 2016 and the Arendal Spirit was declared on-hire in July 2016. In November 2016, the unit experienced an operational incident relating to the dynamic positioning system and, as a result, Petroleo Netherlands B.V. suspended its charter hire payments beginning November 6, 2016 to complete an operational review relating to this incident. In April 2017, Petroleo Netherlands B.V. notified our subsidiary, Logitel Offshore Norway AS, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. We have disputed the grounds for termination and have initiated a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently in lay-up in Norway.

During the nine months ended September 30, 2017 and 2016, approximately 1% and 4%, respectively, of our consolidated net revenues from continuing operations were earned by the UMS segment. During 2016, approximately 3% of our consolidated net revenues from continuing operations were earned by the UMS segment compared to 3% in 2015 and $nil in 2014.

Towage Segment

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. We operate with high-end vessels which can be defined as long-distance towing and offshore installation vessels with a bollard pull of greater than 190 tonnes and a fuel capacity of more than 2,000 metric tonnes. Our focus is on intercontinental towage requiring trans-ocean movements.

We are the sole provider of long-distance towing and offshore installation vessels with DP2 capability. Our vessels operate on voyage-charter and spot contracts. Voyage-charter contract revenue is less volatile than revenue from spot market rates, as project budgets are prepared and maintained well in advance of the contract commencement.

As of January 1, 2018, there were approximately 31 long-distance towing and offshore installation vessels with a bollard pull greater than 150 tonnes, which is the minimum specification for vessels in direct competition with us, operating and one long-distance towing and offshore installation vessel on order in the world fleet. As at January 1, 2018, our towage vessel fleet consisted of nine long-distance towing and offshore installation vessels and one long-distance towing and offshore installation vessel newbuilding which is scheduled to deliver in February 2018. We own a 100% interest in each of the vessels in our towage fleet.

The following table provides additional information about our towing and offshore installation vessels as of January 1, 2018:

Vessel	Bollard Pull (tonnes)	Built	Ownership	Contract Type
ALP Striker	309	2016	100%	Voyage-charter
ALP Centre	298	2010	100%	Voyage-charter
ALP Guard	298	2009	100%	Voyage-charter
ALP Forward	218	2007	100%	Lay-up
ALP Winger	219	2007	100%	Voyage-charter
ALP Ace	192	2006	100%	Lay-up
ALP Ippon	207	2006	100%	Voyage-charter
ALP Defender	306	2017	100%	Voyage-charter
ALP Sweeper	306	2017	100%	Voyage-charter
ALP Keeper(1)	306	2017	100%

	2,659

(1)	Newbuilding scheduled for delivery in early-2018.

During the nine months ended September 30, 2017 and 2016, and during 2016 and 2015, approximately 2% of our consolidated net revenues from continuing operations were earned by the vessels in the towage segment compared to $nil in 2014.

Conventional Tanker Segment

Conventional oil tankers are used primarily for transcontinental seaborne transportation of oil. As used in this discussion, “conventional” oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers.

In March 2016, we sold our two conventional tankers and subsequently chartered-in both vessels for three years each; both with additional one-year extension options. One vessel was fixed on a time-charter-out contract that expired in December 2017. Both vessels are now trading in the spot conventional tanker market.

The following table provides information about our conventional tankers as of January 1, 2018:

Vessel	Capacity (dwt)	Built	Ownership	Contract Type
Blue Pride(2)	115,000	2004	In-chartered (until March 2019)	Spot	(1)
Blue Power(3)	106,400	2003	In-chartered (until March 2019)	Spot	(1)

Total capacity	221,400

(1)	“Spot” refers to spot conventional tanker market.
(2)	Blue Pride was formerly known as Kilimanjaro Spirit.
(3)	Blue Power was formerly known as Fuji Spirit.

During the nine months ended September 30, 2017 and 2016, approximately 1% and 2%, respectively, of our consolidated net revenues from continuing operations were earned by the vessels in the conventional tanker segment. During 2016, approximately 2% of our consolidated net revenues from continuing operations were earned by the vessels in the conventional tanker segment, compared to 2% in 2015 and 3% in 2014.

Our Contracts and Charters

We generate revenues by charging customers for the transportation and storage of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Contracts of affreightment, whereby we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time;

•	Time charters, whereby vessels we operate and are responsible for crewing are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates;

•	Bareboat charters, whereby customers charter vessels for a fixed period of time at rates that are generally fixed, but the customers operate the vessels with their own crews; and

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate.

We also generate revenues by charging customers for production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, but contain a variable component for incentive-based revenues dependent upon operating performance.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of Affreightment	Time Charter	Bareboat Charter	Voyage Charter(1)	FPSO Service Contracts
Typical contract length	One year or more	One year or more	One year or more	Single voyage	Long-term
Hire rate basis(2)	Typically daily	Daily	Daily	Varies	Daily
Voyage expenses(3)	We pay	Customer pays	Customer pays	We pay	Not applicable
Vessel operating expenses	We pay	We pay	Customer pays	We pay	We pay
Off hire(4)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay	Not applicable
Shutdown(5)	Not applicable	Not applicable	Not applicable	Not applicable	Varies

(1)	Under a consecutive voyage charter, the customer pays for idle time.
(2)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(3)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(4)	“Off hire” refers to the time a vessel is not available for service.
(5)	“Shutdown” refers to the time production services are not available.

Customers

We provide marine transportation, production, storage, long-distance towing and offshore installation and maintenance and safety services to energy and oil service companies or their affiliates. Our largest customer measured by annual revenue is Shell, which is a global group of energy and petrochemical companies.

Shell, Petrobras and Premier Oil accounted for approximately 31%, 17% and 10%, respectively, of our consolidated revenues from continuing operations during the nine months ended September 30, 2017. Shell, Petrobras and Premier Oil accounted for approximately 30%, 19% and 10%, respectively, of our consolidated revenues from continuing operations during 2016. Shell, Petrobras, Statoil and Premier Oil accounted for approximately 26%, 18%, 11% and 11%, respectively, of our consolidated revenues from continuing operations during 2015. Petrobras, Statoil, Premier Oil and Repsol S.A. accounted for approximately 22%, 19%, 12% and 11%, respectively, of our consolidated revenues from continuing operations during 2014. No other customer accounted for 10% or more of such consolidated revenues during the nine months ended September 30, 2017 or during 2016, 2015 or 2014.

Corporate Information

We are a limited partnership organized under the laws of the Republic of the Marshall Islands. Our principal executive offices are located at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda, and our phone number is (441) 298-2530. Our website address is www.teekayoffshore.com. The information contained in our website is not part of this prospectus.

The Offering

Issuer	Teekay Offshore Partners L.P.

Securities Offered

             of our     % Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $25.00 per unit, plus up to an additional              Series E Preferred Units if the underwriters exercise in full their option to purchase additional units.

For a detailed description of the Series E Preferred Units, please read “Description of Series E Preferred Units.”

Price per Unit	$

Conversion; Exchange and Preemptive Rights	The Series E Preferred Units will not have any conversion or exchange rights or be subject to preemptive rights.

Distributions

Distributions on Series E Preferred Units will accrue and be cumulative from the date that the Series E Preferred Units are originally issued and will be payable on each Distribution Payment Date (as defined below) when, as and if declared by the board of directors of our general partner out of legally available funds for such purpose.

Distribution Payment Dates

February 15, May 15, August 15 and November 15 (each, a Distribution Payment Date) to the holders of record as of the close of business on the fifth Business Day immediately preceding the Distribution Payment Date. The initial distribution on the Series E Preferred Units will be payable on May 15, 2018. The initial distribution on the Series E Preferred Units offered hereby will be payable on May 15, 2018 in an amount equal to $            per unit.

Distribution Rate

From and including the original issue date to, but not including, February 15, 2025, the distribution rate for the Series E Preferred Units will be     % per annum per $25.00 of the liquidation preference per unit (equal to $             per unit per annum). From and including February 15, 2025, the distribution rate will be a floating rate equal to three-month LIBOR plus a spread of              basis points per annum per $25.00 of liquidation preference per unit.

Distribution Calculation

Distributions payable on the Series E Preferred Units for any distribution period during the fixed rate period will be calculated based on a 360-day year consisting of twelve 30-day months. Distributions payable on the Series E Preferred Units for any distribution period during the floating rate period will be calculated based on a 360-day year and the number of days actually elapsed during the applicable distribution period.

Ranking

The Series E Preferred Units will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. The Series E Preferred Units will rank:

•       senior to our common units and to each other class or series of limited partner interests or other equity securities established after the original issue date of the Series E Preferred Units that is not expressly made senior to or on parity with the Series E Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (or Junior Securities);

•       pari passu with our Series A Preferred Units and Series B Preferred Units and any other class or series of limited partner interests or other equity securities established after the original issue date of the Series E Preferred Units with terms expressly providing that such class or series ranks on a parity with the Series E Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (or Parity Securities);

•       junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us; and

•       junior to each other class or series of limited partner interests or other equity securities expressly made senior to the Series E Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (or Senior Securities).

Optional Redemption

At any time on or after February 15, 2025, we may redeem, in whole or in part, the Series E Preferred Units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose. We must provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption.

Voting Rights

Holders of the Series E Preferred Units generally have no voting rights. However, if and whenever distributions payable on the Series E Preferred Units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series E Preferred Units (voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable, including holders of our Series A Preferred Units and Series B Preferred Units) will be entitled to elect one additional director to serve on our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change (unless the holders of Series E Preferred Units and Parity Securities upon which like voting rights have been conferred, voting as a class, have previously elected a member of our general partner’s board of directors, and such director continues then to serve on the board of directors). Distributions payable on the Series E Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series E Preferred Units. The right of such holders of Series E Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all accumulated and unpaid distributions on the Series E Preferred Units have been paid in full.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series E Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that would have a material adverse effect on the existing terms of the Series E Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series E Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable (including holders of our Series A Preferred Units and Series B Preferred Units), we may not (i) issue any Parity Securities if the cumulative distributions on Series A Preferred Units, Series B Preferred Units or Series E Preferred Units are in arrears or (ii) create or issue any Senior Securities.

Fixed Liquidation Price

In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, holders of the Series E Preferred Units will have the right to receive the liquidation preference of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of payment, whether or not declared, before any payments are made to holders of our common units or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed to be a liquidation, dissolution or winding up of our affairs.

Sinking Fund	The Series E Preferred Units will not be subject to any sinking fund requirements.

No Fiduciary Duties

We, our general partner and our general partner’s officers and directors will not owe any fiduciary duties to holders of the Series E Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Use of Proceeds

We intend to use the net proceeds of the sale of the Series E Preferred Units, which are expected to total approximately $             million (or approximately $            million if the underwriters exercise in full their option to purchase additional units), after deducting underwriting discounts and estimated offering expenses, for general partnership purposes, which may include funding installment payments on newbuildings and conversion projects and debt repayments. Please read “Use of Proceeds.”

Ratings	The Series E Preferred Units will not be rated by any Nationally Recognized Statistical Rating Organization.

Listing

We intend to file an application to list the Series E Preferred Units on The New York Stock Exchange (or NYSE) under the symbol “TOOPRE”. If the application is approved, trading of the Series E Preferred Units on the NYSE is expected to begin within 30 days after the original issue date of the Series E Preferred Units. The underwriters have advised us that they intend to make a market in the Series E Preferred Units prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Series E Preferred Units will develop prior to commencement of trading on the NYSE or, if developed, will be maintained.

Tax Considerations

Although we are organized as a partnership, we have elected to be taxed as a corporation solely for U.S. federal income tax purposes. We believe that all or a portion of the distributions you would receive from us with respect to your Series E Preferred Units would constitute dividends. If you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, such dividends would be expected to be treated as “qualified dividend income” that is taxable at preferential capital gain tax rates. Any portion of your distribution that is not treated as a dividend will be treated first as a non-taxable return of capital to the extent of your tax basis in your Series E Preferred Units and, thereafter, as capital gain. In addition, there are other tax matters you should consider before investing in the Series E Preferred Units, including our tax status as a non-U.S. issuer. Please read “Material United States Federal Income Tax Considerations,” “Non-United States Tax Considerations” and “Risk Factors—Tax Risks.”

Form

The Series E Preferred Units will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company (or the Securities Depository), except under limited circumstances.

Settlement	Delivery of the Series E Preferred Units offered hereby will be made against payment therefor on or about , 2018.

Risk Factors	An investment in the Series E Preferred Units involves risks. Please read “Risk Factors” beginning on page S-29 of this prospectus supplement and on page 4 of the accompanying prospectus.

Summary Historical Consolidated Financial and Operating Data

The following table presents, in each case for the periods and as at the dates indicated, our summary consolidated financial and operating data. The summary historical financial and operating data has been prepared on the following basis:

•	the historical consolidated financial and operating data as at December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014 are derived from our audited consolidated financial statements and the notes thereto, which are included in our 2016 Annual Report;

•	the historical consolidated balance sheet data as at December 31, 2014 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2015;

•	the historical consolidated financial and operating data as at September 30, 2017 and for the nine months ended September 30, 2017 and September 30, 2016 are derived from our unaudited interim consolidated financial statements and the notes thereto, which are included in our Report on Form 6-K for the quarter ended September 30, 2017; and

•	the historical consolidated balance sheet data as at September 30, 2016 is derived from our unaudited interim consolidated financial statements and the notes thereto, which are included in our Report on Form 6-K for the quarter ended September 30, 2016.

Our consolidated financial statements for the year ended December 31, 2015 reflect the results of operations of the Petrojarl Knarr FPSO unit, which we acquired on July 1, 2015, referred to herein as the Dropdown Predecessor, as if we had acquired it when it began operations under the ownership of Teekay Corporation on March 9, 2015. Please read “Item 18—Financial Statements: Note 3—Dropdown Predecessor” in our 2016 Annual Report.

The following table should be read together with, and is qualified in its entirety by reference to, our financial statements and the notes thereto incorporated by reference into this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands of U.S. Dollars, except unit and fleet data)
Income Statement Data:
Revenues	814,556	877,470	1,152,390	1,229,413	1,019,539

(Loss) income from vessel operations(1)	(167,031)	174,309	230,853	283,399	256,218
Interest expense	(111,525)	(104,752)	(140,611)	(122,838)	(88,381)
Interest income	1,462	995	1,257	633	719
Realized and unrealized loss on derivative instruments	(47,561)	(102,280)	(20,313)	(73,704)	(143,703)
Equity income	12,316	13,846	17,933	7,672	10,341
Foreign currency exchange loss(2)	(13,313)	(15,108)	(14,805)	(17,467)	(16,140)
Other (expense) income—net	14,262	(21,472)	(21,031)	1,091	781
Income tax (expense) recovery	(4,089)	2,671	(8,808)	21,357	(2,179)

Net (loss) income	(315,479)	(51,791)	44,475	100,143	17,656
Non-controlling and other interests in net income	32,758	39,137	57,427	68,938	37,036
Limited partners’ interest:
Net (loss) income	(348,237)	(90,928)	(12,952)	31,205	(19,380)
Net (loss) income per
Common unit—basic(3)	(2.10)	(0.92)	(0.25)	0.32	(0.22)
Common unit—diluted(3)	(2.10)	(0.92)	(0.25)	0.32	(0.22)
Cash distributions declared per common unit	0.13	0.33	0.44	2.18	2.15
Balance Sheet Data (at end of applicable period):
Cash and cash equivalents	416,346	222,872	227,378	258,473	252,138
Restricted cash	27,470	46,630	114,909	60,520	46,760
Vessels and equipment(4)	4,514,918	4,745,099	4,716,933	4,743,619	3,183,465
Investment in equity accounted joint ventures	168,852	126,835	141,819	77,647	54,955
Total assets	5,624,346	5,711,092	5,718,620	5,744,166	3,917,837
Total debt	3,077,553	3,148,851	3,182,894	3,363,874	2,408,596
Total equity	1,470,685	1,036,673	1,138,596	967,848	802,853
Common units outstanding	410,045,210	143,059,606	147,514,113	107,026,979	92,386,383
Preferred units outstanding(5)	11,000,000	23,517,745	23,517,745	21,438,413	6,000,000
Cash Flow Data:
Net cash flow from (used for):
Operating activities	192,657	274,160	353,814	371,221	160,186
Financing activities	274,031	(72,508)	(105,145)	273,138	42,404
Investing activities	(277,720)	(237,253)	(279,764)	(638,024)	(169,578)
Other Financial Data:
Net revenues(6)	744,117	820,043	1,071,640	1,131,407	906,999
EBITDA(7)	22,990	272,433	492,648	475,590	306,050
Adjusted EBITDA(7)	394,089	450,757	587,781	631,480	467,868
Expenditures for vessels and equipment	257,897	238,349	294,581	664,667	172,169
Fleet data:
Average number of shuttle tankers(8)	31.4	32.5	32.5	33.8	34.7
Average number of FPSO units(8)	6.0	6.0	8.0	7.8	5.2
Average number of conventional tankers(8)	2.0	2.0	2.0	3.9	4.0
Average number of FSO units(8)	7.0	7.0	7.0	6.6	6.0
Average number of towing vessels(8)	7.6	6.1	6.3	4.3	—
Average number of units for maintenance and safety(8)	1.0	1.0	1.0	0.9	—

(1)	Income from vessel operations includes, among other things, the following:

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands of U.S. Dollars)
Write-down and loss on sale of vessels	(318,226)	(43,650)	(40,079)	(69,998)	(1,638)
Restructuring (charge) recovery	(3,335)	(2,289)	(4,649)	(568)	225

	(321,561)	(45,939)	(44,728)	(70,566)	(1,413)

(2)	The majority of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates, deferred income taxes and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. Foreign currency exchange gains and losses also include realized and unrealized gains and losses on our cross currency swaps.
(3)	Please read “Item 18—Financial Statements: Note 16—Total Capital and Net Income Per Common Unit” in our 2016 Annual Report and “Part I: Financial Information, Item 1: Financial Statements (Unaudited): Note 10 Total Capital and Net (Loss) Income Per Common Unit” in our Report on Form 6-K for the quarter ended September 30, 2017.

Limited partners’ interest in net (loss) income per common unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, non-controlling interests, the general partner’s interest, the distributions on the Series A and B Preferred Units and, for the periods prior to their exchange or repurchase, the Series C, C-1 and D Preferred Units, the periodic accretion of the Series D Preferred Units, the additional consideration to induce conversion of Series C Preferred Units and deemed contributions on exchange of Series C Preferred Units prior to their repurchase or exchange, the net gain on the repurchase of Preferred Units and gain on the modification of warrants, by the weighted-average number of common units outstanding during the period.

The computation of limited partners’ interest in net income per common unit—diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units, warrants and, for the periods they were outstanding, Series C, C-1 and D Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series C, C-1 and D Preferred Units, the periodic accretion of the Series D Preferred Units, additional consideration to induce conversion of Series C Preferred Units and deemed contributions on exchange of Series C Preferred Units prior to their repurchase or exchange and the net gain on the repurchase if Preferred Units and gain on modification of warrants. In addition, the weighted average number of common units outstanding has been increased assuming exercise of the restricted units and warrants using the treasury stock method and, for periods prior to the exchange or repurchase , the Series C, C-1 and D having been converted to common units using the if-converted method. The computation of limited partners’ interest in net income per common unit—diluted does not assume the issuance of common units pursuant to the restricted units, warrants and, for periods prior to their exchange or repurchase, Series C, C-1 and D Preferred Units if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders all restricted units, warrants, the Series C, C-1 and D Preferred Units (for applicable periods) are anti-dilutive. In periods where income is allocated to common unitholders, the Series C-1 and D Preferred Units could have been anti-dilutive for periods prior to their exchange or repurchase.

As part of the Brookfield Transaction, (a) we issued to Brookfield warrants to purchase 62.4 million common units and to Teekay Corporation warrants to purchase 3.1 million common units and (b) we repurchased and subsequently canceled all of the outstanding Series C-1 and Series D Preferred Units from existing unitholders. Please read “—Recent Developments—Strategic Partnership with Brookfield.”

(4)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation and (b) advances on newbuilding contracts and conversion costs.
(5)	Preferred units outstanding includes the Series A Preferred Units from April 23, 2013 through September 30, 2017, the Series B Preferred Units from April 13, 2015 through September 30, 2017, the Series C preferred units from July 1, 2015 through June 29, 2016 and the Series C-1 and Series D preferred units from June 29, 2016 through September 25, 2017.
(6)

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses, which comprises all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to the customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the “net revenues” are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. Net revenue should not be considered as an alternative to revenue or any other measure of financial performance in accordance with GAAP. Net revenue is adjusted for expenses that we classify as voyage expenses and, therefore, may not be comparable to similarly titled measures of other companies. The following table reconciles net revenues with revenues.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands of U.S. Dollars)
Revenues	814,556	877,470	1,152,390	1,229,413	1,019,539
Voyage expenses	(70,439)	(57,427)	(80,750)	(98,006)	(112,540)

Net revenues	744,117	820,043	1,071,640	1,131,407	906,999

(7)	EBITDA and Adjusted EBITDA are non-GAAP measures. EBITDA represents net (loss) income before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before write-downs and loss (gain) on sale of vessels, restructuring (recovery) charge, unrealized loss (gain) on derivative instruments, realized loss on interest rate swaps, foreign exchange (gain) loss, amortization of in-process revenue contracts, and adjustments relating to equity income. These measures are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•	Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common and preferred units.

•	Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, deferred mobilization revenue and expenditure, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA and Adjusted EBITDA provide consistent measures of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization structure (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to common and preferred unitholders. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess our fundamental ability to generate cash sufficient to meet cash needs, including distributions on our common and preferred units.

Neither EBITDA nor Adjusted EBITDA, should be considered as an alternative to net income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this prospectus supplement may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net (loss) income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands of U.S. Dollars)
Reconciliation of “EBITDA” and “Adjusted EBITDA” to “Net (loss) income”:
Net (loss) income	(315,479)	(51,791)	44,475	100,143	17,656
Depreciation and amortization	224,317	223,138	300,011	274,599	198,553
Interest expense, net of interest income	110,063	103,757	139,354	122,205	87,662
Income tax expense (recovery)	4,089	(2,671)	8,808	(21,357)	2,179

EBITDA	22,990	272,433	492,648	475,590	306,050

Write-down and loss on sale of vessels	318,226	43,650	40,079	69,998	1,638
Restructuring charge (recovery)	3,335	2,289	4,649	568	(225)
Unrealized (gain) loss on derivative instruments	(88,706)	(4,353)	(86,467)	51,072	180,156
Realized loss on interest rate swaps	69,936	40,989	52,819	71,617	55,588
Foreign exchange loss (gain)(i)	80,291	73,384	60,932	(44,267)	(77,813)
Amortization of in-process revenue contracts	(9,531)	(9,567)	(12,779)	(12,745)	(12,744)
Cancellation of two UMS newbuildings(ii)	(12,834)	23,401	23,401	—	—
Adjustments relating to equity income(iii)	10,382	8,531	12,499	19,647	15,218

Adjusted EBITDA	394,089	450,757	587,781	631,480	467,868

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	192,657	274,160	353,814	371,221	160,186
Expenditures for dry docking	11,875	22,343	26,342	13,060	36,221
Interest expense, net of interest income	110,063	103,757	139,354	122,205	87,662
Current income tax expense	1,412	3,342	3,954	1,650	1,290
Realized loss on interest rate swaps	69,936	40,989	52,819	71,617	55,588
Equity income, net of dividends received	5,316	10,374	10,727	(171)	(6,462)
Change in working capital	(64,084)	(68,277)	(74,218)	(25,903)	111,484
Restructuring charge (recovery)	3,335	2,289	4,649	568	(225)
Deferred mobilization revenue and costs	(1,663)	(6,357)	(7,053)	38,938	10,905
Realized loss on cross currency swaps	49,501	41,276	53,497	10,140	1,992
Cancellation of two UMS newbuildings(ii)	(12,834)	23,401	23,401	—	—
Other, net	18,193	(5,071)	(12,004)	8,508	(5,991)
Adjustments relating to equity income(iii)	10,382	8,531	12,499	19,647	15,218

Adjusted EBITDA	394,089	450,757	587,781	631,480	467,868

(i)	Foreign exchange loss (gain) excludes the unrealized gain of $67.0 million for the nine months ended September 30, 2017, the unrealized gain of $58.3 million for the nine months ended September 30, 2016, and the unrealized gain of $46.1 million in 2016 (2015—loss of $61.7 million, 2014 – loss of $94.0 million) on cross currency swaps, which is incorporated in unrealized (gain) loss on derivative instruments in the table.
(ii)	In June 2016, as part of our financing initiatives, we canceled the construction contracts for our two UMS newbuildings. As a result, we accrued for potential damages resulting from the cancellations and reversed contingent liabilities previously recorded that were relating to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the nine months ended September 30, 2016 and year ended December 31, 2016 is reported in Other income (expense)—net in our consolidated statements of income. The newbuilding contracts are held in our separate subsidiaries and obligations of these subsidiaries are non-recourse to us. During the nine months ended September 30, 2017, we reversed $12.8 million of contingent liabilities previously recorded on account of these potential damages, which is reported in Other income (expense)—net in our consolidated statements of income. For additional information, please read “Item 18—Financial Statements: Note 14c Commitments and Contingencies” in our 2016 Annual Report and “Part I: Financial Information, Items 1: Financial Statements (Unaudited): Note 9.c Commitments and Contingencies” in our Report on Form 6-K for the quarter ended September 30, 2017.
(iii)

Adjustments relating to equity income, which is a non-GAAP measure, should not be considered as an alternative to equity income or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjustments relating to equity income exclude some, but not all, items that affect equity income and these measures may vary among other companies. Therefore, adjustments relating to equity income as presented in this prospectus supplement may not be comparable to similarly titled measures of other companies. When using Adjusted EBITDA as a measure of liquidity it should be noted that this measure includes the Adjusted EBITDA from our investments in equity accounted joint ventures. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our investments in equity accounted joint ventures. Consequently, the cash flow generated by our investments in equity accounted joint ventures may not be available for use by us in the period generated. Adjustments relating to equity income from our equity accounted joint ventures are as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands of U.S. Dollars)
Depreciation and amortization	6,608	6,597	8,715	8,356	8,085
Interest expense, net of interest income	2,795	2,581	3,541	4,234	3,837
Income tax expense (recovery)	154	214	372	161	(33)
Unrealized (gain) loss on derivative instruments	(633)	(2,996)	(2,579)	4,137	410
Realized loss on interest rate swaps	1,458	1,459	1,774	2,469	2,919
Write-down and loss on sale of equipment	—	676	676	290	—

Adjustments relating to equity income	10,382	8,531	12,499	19,647	15,218

(8)	Average number of vessels consists of the average number of owned and chartered-in vessels that were in our possession during the period, including the Dropdown Predecessor. For the nine months ended September 30, 2017 and 2016, and for the years ended December 31, 2016, 2015 and 2014, this includes two FPSO units in our equity accounted joint ventures, in which we have 50% ownership interests, at 100%.

Ratio of Earnings to Fixed Charges and to Fixed Charges and Preferred Unit Distributions

The following table sets forth our ratio of earnings to fixed charges and of earnings to fixed charges and preferred unit distributions for each of the periods indicated.

	Nine Months Ended September 30, 2017		Year Ended December 31,
			2016		2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	—	(2)	1.1x		1.6x	1.2x	1.7x	2.9x
Ratio of earnings to fixed charges and preferred unit distributions(1)	—	(2)	—	(3)	1.4x	1.1x	1.6x	2.9x

(1)	This data is unaudited for all periods presented. For purposes of computing these ratios on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, and subtracting interest capitalized. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) interest within time-charter hire expense. Preferred unit distributions represent the amount of pre-tax earnings that is required to pay the cash distributions on outstanding preferred units and is computed as the amount of (x) the distribution divided by (y) the result of one minus the effective income tax rate applicable to continuing operations. No preferred units were outstanding during any of 2012. We issued Series A Preferred Units in April 2013, Series B Preferred Units in April 2015, Series C Preferred Units in July 2015, Series C-1 Preferred Units in June 2016 and Series D Preferred Units in June 2016. In June 2016, we exchanged all outstanding Series C Preferred Units for common units and Series C-1 Preferred Units. In September 2017, we repurchased and subsequently cancelled all outstanding Series C-1 and Series D Preferred Units.
(2)	For the nine months ended September 30, 2017, the ratio of earnings to fixed charges and to fixed charges and preferred unit distributions were in each case less than 1.0x. The amount of the deficiencies were $338.6 million and $379.5 million, respectively. These amounts were impacted by significant non-cash charges mostly related to asset impairments of $318.2 million.
(3)	For the year ended December 31, 2016, the ratio of earnings to fixed charges and preferred unit distributions was less than 1.0x. The amount of the deficiency was $34.7 million. These amounts were impacted by significant non-cash charges mostly related to asset impairments net of gains on sale of vessels of $40.1 million.

RISK FACTORS

Before investing in our Series E Preferred Units, you should carefully consider all of the information included or incorporated by reference into this prospectus supplement and the accompanying prospectus. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. When evaluating an investment in our Series E Preferred Units, you should carefully consider the risk factors below, the risk factors on page 4 of the accompanying prospectus and the risks discussed under the caption “Risk Factors” in our 2016 Annual report filed with the SEC, together with all other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus and information included in any applicable free writing prospectus.

If any of these risks were to occur, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we might be unable to pay distributions on our Series E Preferred Units, the trading price of our Series E Preferred Units could decline, and you could lose all or part of your investment.

Risks Related to the Series E Preferred Units

The Series E Preferred Units represent perpetual equity interests in us.

The Series E Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series E Preferred Units may be required to bear the financial risks of an investment in the Series E Preferred Units for an indefinite period of time. In addition, the Series E Preferred Units will rank junior to all our indebtedness and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

The Series E Preferred Units have not been rated.

We have not sought to obtain a rating for the Series E Preferred Units, and the units may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series E Preferred Units or that we may elect to obtain a rating of our Series E Preferred Units in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series E Preferred Units in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series E Preferred Units. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series E Preferred Units. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series E Preferred Units may not reflect all risks related to us and our business, or the structure or market value of the Series E Preferred Units.

We distribute all of our available cash to our limited partners and are not required to accumulate cash for the purpose of meeting our future obligations to holders of the Series E Preferred Units, which may limit the cash available to make distributions on the Series E Preferred Units.

Subject to the limitations in our partnership agreement, we distribute all of our available cash each quarter to our limited partners. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any debt instruments, or other agreements;

•	provide funds for payments to holders of Series A Preferred Units, Series B Preferred Units and Series E Preferred Units; or

•	provide funds for distributions to our limited partners (including on the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units) and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

As a result, we do not expect to accumulate significant amounts of cash. Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the Series E Preferred Units.

Our Series E Preferred Units are subordinated to our debt obligations, and your interests could be diluted by the issuance of additional limited partner interests, including additional Series E Preferred Units, and by other transactions.

Our Series E Preferred Units are subordinated to all of our existing and future indebtedness. As of December 31, 2017, our total debt was $3.1 billion and we had no undrawn amounts under our revolving credit facilities. We may incur additional debt under these or future credit facilities. The payment of principal and interest on our debt obligations reduces cash available for distribution to us and on our limited partner interests, including the Series E Preferred Units.

The issuance of additional limited partner interests on a parity with or senior to our Series E Preferred Units would dilute the interests of the holders of our Series E Preferred Units, and any issuance of Senior Securities or Parity Securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Series E Preferred Units. No provisions relating to our Series E Preferred Units protect the holders of our Series E Preferred Units in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series E Preferred Units.

The Series E Preferred Units will rank junior to any Senior Securities and pari passu with our Series A Preferred Units and Series B Preferred Units.

Our Series E Preferred Units will rank junior to any Senior Securities and pari passu with our Series A Preferred Units, Series B Preferred Units and any other Parity Securities established after the original issue date of the Series E Preferred Units. If less than all distributions payable with respect to the Series E Preferred Units and any Parity Securities (including Series A Preferred Units and Series B Preferred Units) are paid, any partial payment shall be made pro rata with respect to Series E Preferred Units and any Parity Securities (including Series A Preferred Units and Series B Preferred Units) entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such units at such time.

Investors should not expect us to redeem the Series E Preferred Units on the date the Series E Preferred Units become redeemable by us or on any particular date afterwards.

The Series E Preferred Units have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. At any time on or after February 15, 2025 we may redeem the Series E Preferred Units, in whole or in part, from any source of funds legally available for such purpose, by paying $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any decision we make at any point to redeem the Series E Preferred Units will depend upon, among other things, our evaluation of our capital position and general market conditions at that time.

As a holder of Series E Preferred Units you have extremely limited voting rights.

Your voting rights as a holder of Series E Preferred Units will be extremely limited. Our common units are the only class of limited partner interests carrying full voting rights. Holders of the Series E Preferred Units generally have no voting rights. However, in the event that six quarterly distributions, whether consecutive or not, payable on Series E Preferred Units or any other parity securities are in arrears, the holders of Series E Preferred Units will have the right, voting together as a class with all other classes or series of Parity Securities (including Series A Preferred Units and Series B Preferred Units) upon which like voting rights have been conferred and are exercisable, to elect one additional director to serve on the board of directors of our general partner, and the size of our general partner’s board of directors will be increased as needed to accommodate such change (unless the holders of Series A Preferred Units, Series B Preferred Units, Series E Preferred Units and Parity Securities upon which like voting rights have been conferred, voting as a class, have previously elected a member of our general partner’s board of directors, and such director continues then to serve on the board of directors). The right of such holders of Series E Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all accumulated and unpaid distributions on the Series E Preferred Units have been paid in full. Certain other limited protective voting rights are described in this prospectus supplement under “Description of Series E Preferred Units—Voting Rights.”

The Series E Preferred Units are a new issuance and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your units. In addition, the lack of a fixed redemption date for the Series E Preferred Units will increase your reliance on the secondary market for liquidity purposes.

The Series E Preferred Units are a new issue of securities with no established trading market. In addition, since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their units in the secondary market absent redemption by us. We intend to apply to list the Series E Preferred Units on the NYSE, but there can be no assurance that the NYSE will accept the Series E Preferred Units for listing. Even if the Series E Preferred Units are approved for listing by the NYSE, an active trading market on the NYSE for the units may not develop or, even if it develops, may not last, in which case the trading price of the units of Series E Preferred Units could be adversely affected and your ability to transfer your units will be limited. If an active trading market does develop on the NYSE, our Series E Preferred Units may trade at prices lower than the offering price. The trading price of our Series E Preferred Units would depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	the annual yield from distributions on the Series E Preferred Units as compared to the yields of other financial instruments;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

We have been advised by the underwriters that they intend to make a market in the Series E Preferred Units pending any listing of the Series E Preferred Units on the NYSE, but they are not obligated to do so and may discontinue market-making at any time without notice.

Market interest rates may adversely affect the value of our Series E Preferred Units, and the distribution payable on our Series E Preferred Units will vary on and after February 15, 2025 based on market interest rates.

One of the factors that will influence the price of our Series E Preferred Units will be the distribution yield on the Series E Preferred Units (as a percentage of the price of our Series E Preferred Units) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Series E Preferred Units to expect a higher distribution yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series E Preferred Units to decrease.

In addition, on and after February 15, 2025, the Series E Preferred Units will have a floating distribution rate set each distribution period at a percentage of the $25.00 liquidation preference equal to the applicable three-month LIBOR plus a spread of              basis points. The per annum distribution rate that is determined on the relevant determination date will apply to the entire distribution period following such determination date even if LIBOR increases during that period. As a result, holders of Series E Preferred Units will be subject to risks associated with fluctuation in interest rates and the possibility that holders will receive distributions that are lower than expected. Interest rates have in the past and may in the future experience volatility. In the past, the level of three-month LIBOR has experienced significant fluctuations. Historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during the floating rate period, and you should not take the historical levels of three-month LIBOR as an indication of its future performance. We have no control over a number of factors, including economic, financial and political events that affect market fluctuations in interest rates.

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR in the future may adversely affect the value of the Series E Preferred Units.

Regulators and law enforcement agencies in the United Kingdom (or UK) and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (or the BBA) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the UK Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the UK or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for LIBOR-based securities, including the Series E Preferred Units.

If the calculation agent for the Series E Preferred Units determines that LIBOR has been discontinued, the calculation agent will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to three-month LIBOR, provided that if the calculation agent determines there is an industry accepted successor base rate, the calculation agent shall use such successor base rate. The calculation agent in its sole discretion may also implement changes to the business day convention, the definition of business day, the distribution determination date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. Unless the calculation agent determines to use a substitute or successor base rate as so provided, if a published three-month LIBOR rate is unavailable, the distribution rate on the Series E Preferred Units during the floating rate period will be determined using the alternative methods set forth under “Description of Series E Preferred Units—Distributions—Distribution Rate.” Any of these alternative methods may result in distribution payments that are lower than or that do not otherwise correlate over time with the distribution payments that would have been made on Series E Preferred Units during the floating rate period if three-month LIBOR were available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of three-month LIBOR may make one or more of the alternative methods impossible or impracticable to determine. If, as set forth under “Description of Series E Preferred Units—Distributions—Distribution Rate,” a published three-month LIBOR rate is unavailable during the floating rate period and banks are unwilling to provide quotations for the calculation of LIBOR, the alternative method sets the distribution rate for a distribution period as the same rate as the immediately preceding distribution period, which could remain in effect in perpetuity unless we redeem the Series E Preferred Units, and the value of the Series E Preferred Units may be adversely affected.

Risks Inherent in our Business

Our cash flow depends substantially on the ability of our subsidiaries to make distributions to us.

The source of our cash flow includes cash distributions from our subsidiaries. The amount of cash our subsidiaries can distribute to us principally depends upon the amount of cash they generate from their operations, which may fluctuate from quarter to quarter based on, among other things:

•	the rates they obtain from their charters, voyages and contracts of affreightment (whereby our subsidiaries carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time);

•	the price and level of production of, and demand for, crude oil, particularly the level of production at the offshore oil fields our subsidiaries service under contracts of affreightment;

•	the operating performance of our FPSO units, whereby receipt of incentive-based revenue from our FPSO units is dependent upon the fulfillment of the applicable performance criteria;

•	the level of their operating costs, such as the cost of crews and repairs and maintenance;

•	the number of off-hire days for their vessels and the timing of, and number of days required for, dry docking of vessels;

•	the rates, if any, at which our subsidiaries may be able to redeploy shuttle tankers in the spot market as conventional oil tankers during any periods of reduced or terminated oil production at fields serviced by contracts of affreightment;

•	the rates, if any, at which our subsidiaries may be able to redeploy vessels, particularly FPSO units, after they complete their charters or contracts and are redelivered to us;

•	the ability of our subsidiaries to contract our newbuilding vessels, including our newbuilding towage vessels, and the rates thereon (if any);

•	delays in the delivery of any newbuildings or vessels undergoing conversion or upgrades and the beginning of payments under charters relating to those vessels;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of business.

The actual amount of cash our subsidiaries have available for distribution also depends on other factors such as:

•	the level of their capital expenditures, including for maintaining vessels or converting existing vessels for other uses and complying with regulations;

•	their debt service requirements and restrictions on distributions contained in their debt agreements;

•	fluctuations in their working capital needs;

•	their ability to make working capital borrowings; and

•	the amount of any cash reserves, including reserves for future maintenance capital expenditures, working capital and other matters, established by the board of directors of our general partner at its discretion.

The amount of cash our subsidiaries generate from operations may differ materially from their profit or loss for the period, which will be affected by non-cash items and the timing of debt service payments. As a result of this and the other factors mentioned above, our subsidiaries may make cash distributions during periods when they record losses and may not make cash distributions during periods when they record net income.

Our ability to pay distributions on our units, and the amount of distributions that we pay, largely depends upon the distributions that we receive from our subsidiaries, and we may not have sufficient cash from operations to enable us to maintain or increase distributions.

The source of our earnings and cash flow includes cash distributions from our subsidiaries. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate based on the level of distributions made to us by our subsidiaries. Our subsidiaries may not make quarterly distributions at a level that will permit us to maintain or increase our quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our common unitholders if our subsidiaries increase or decrease distributions to us, the timing and amount of any such increased or decreased distributions will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by our subsidiaries to us.

Our ability to distribute to our unitholders any cash we may receive from our subsidiaries is or may be limited by a number of factors, including, among others:

•	interest expense and principal payments on any indebtedness we incur;

•	distributions on any preferred units we have issued or may issue;

•	capital expenditures related to committed projects;

•	changes in our cash flows from operations;

•	restrictions on distributions contained in any of our current or future debt agreements;

•	fees and expenses of us, our general partner, its affiliates or third parties we are required to reimburse or pay, including expenses we incur as a result of being a public company; and

•	reserves the board of directors of our general partner believes are prudent for us to maintain for the proper conduct of our business or to provide for future distributions, including reserves for future capital expenditures and for anticipated future credit needs.

Many of these factors reduce the amount of cash we may otherwise have available for distribution. We may not be able to pay distributions, and any distributions we do make may not be at or above our current level of quarterly distribution. The actual amount of cash that is available for distribution to our unitholders depends on several factors, many of which are beyond the control of us or our general partner.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, the board of directors of our general partner, in making the determination on our behalf, approves the amount of cash reserves to set aside, including reserves for future capital expenditures, anticipated future credit needs, working capital and other matters. We also rely upon external financing sources, including commercial borrowings and proceeds from debt and equity offerings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015 and in September 2017 in connection with the Brookfield Transaction, we reduced our quarterly distributions on our common units and our near-term business strategy is primarily to focus on implementing existing growth projects and repaying or refinancing scheduled debt obligations. Since the Brookfield Transaction, our quarterly distribution per common unit has been $0.01.

Current market conditions limit our access to capital and our growth prospects.

We have relied primarily upon bank financing and debt and equity offerings to fund our growth. Current depressed market conditions in the energy sector and for master limited partnerships have significantly reduced our access to capital, particularly equity capital. Debt financing or refinancing may not be available on acceptable terms, if at all. Issuing significant additional common equity given current market conditions would be highly dilutive and costly. Lack of access to debt or equity capital at reasonable rates will adversely affect our growth prospects and our ability to make distributions to our unitholders.

Our ability to repay or refinance our debt obligations and to fund our capital expenditures and estimated funding gaps will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage may increase or our unitholders may be diluted. Our business may be adversely affected if we need to access other sources of funding.

To fund our existing and future debt obligations and capital expenditures, we will be required to use cash from operations, incur borrowings including securing debt financing on our under-levered and unmortgaged vessels, enter into sale-leaseback transactions, raise capital through the sale of assets or partial interests in certain assets or joint venture entities, debt or additional equity securities and/or seek to access other financing sources, including loans from our sponsor, Teekay Corporation. Our ability to draw on committed funding sources, potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to access additional bank financing and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•	restructuring our debt;

•	seeking additional debt or equity capital;

•	selling additional assets or equity interests in certain assets or joint ventures;

•	further reducing cash distributions;

•	reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or

•	seeking bankruptcy protection.

Such measures might not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of such measures may adversely affect our business and reputation. In addition, our credit agreements may restrict our ability to implement some of these measures. The sale of partial interests of certain assets will reduce cash from operations and the cash available for distribution to unitholders.

Use of cash from operations for capital purposes will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions to unitholders.

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our financial statements for the quarter ended September 30, 2017, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our minimum liquidity requirements under our financial covenants. Potential sources of financing include raising additional capital through equity issuances, refinancing debt facilities that mature during the one-year period, increasing amounts available under existing debt facilities and entering into new debt facilities, including long-term debt financing related to our two shuttle tanker newbuildings ordered in July 2017, negotiating extensions or redeployments of existing assets and the sale of partial interests of assets. We are actively pursuing the funding alternatives described above, which we consider probable of completion based on our history of being able to raise equity, refinance loan facilities for similar types of vessels, and indicative offers received from potential investors for partial interests in certain assets. We are in various stages of completion on these matters.

We have limited current liquidity.

As at December 31, 2017, we had total liquidity of $221.9 million, consisting of $221.9 million of cash and cash equivalents which excludes $24.3 million included in restricted cash relating to amounts deposited in escrow to pre-fund a portion of the remaining Petrojarl I FPSO upgrade project costs. As at December 31, 2017, we had a working capital deficit of $542.8 million. Our limited availability under existing credit facilities and our current working capital deficit could limit our ability to meet our financial obligations and growth prospects. We expect to manage our working capital deficit primarily with net operating cash flow, issuing equity securities, debt financing and refinancings, divesting assets and our existing liquidity. However, there can be no assurance that any such funding will be available to us on acceptable terms, if at all.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which reduces cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. Maintenance capital expenditures include capital expenditures associated with dry docking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in fleet size or the cost of replacement vessels;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

In addition, actual maintenance capital expenditures vary significantly from quarter to quarter based on the number of vessels dry docked during that quarter. Certain repair and maintenance items are more efficient to complete while a vessel is in dry dock. Consequently, maintenance capital expenditures will typically increase in periods when there is an increase in the number of vessels dry docked. Significant maintenance capital expenditures reduce the amount of cash that we have available for distribution to our unitholders.

Our partnership agreement requires our general partner to deduct our estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the Conflicts Committee of our general partner at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders is lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

We require substantial capital expenditures and generally are required to make significant installment payments for acquisitions of newbuilding vessels or for the conversion of existing vessels prior to their delivery and generation of revenue.

Currently, the total cost for an Aframax or Suezmax-size shuttle tanker is approximately $85 to $150 million, the cost of an FSO unit is approximately $50 to $250 million, the cost of an FPSO unit is approximately $200 million to $3 billion and the cost of a newbuilding towing and offshore installation vessel is approximately $60 to $65 million, although actual costs vary significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards.

We and Teekay Corporation regularly evaluate and pursue opportunities to provide marine transportation services and offshore oil production and storage services for new or expanding offshore projects. Under an omnibus agreement that we have entered into in connection with our initial public offering, Teekay Corporation is required to offer to us, certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and pursue direct acquisitions from third parties and new offshore projects. Neither we nor Teekay Corporation may be awarded charters or contracts of affreightment relating to any of the projects we pursue or it pursues, and we may choose not to purchase the vessels Teekay Corporation is required to offer to us under the omnibus agreement. If we elect pursuant to the omnibus agreement to obtain Teekay Corporation’s interests in any projects Teekay Corporation may be awarded, or if we bid on and are awarded contracts relating to any offshore project, we will need to incur significant capital expenditures to buy Teekay Corporation’s interest in these offshore projects or to build the offshore units.

We typically must pay between 10% to 20% of the purchase price of a shuttle tanker or towing and offshore installation vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately two to three years from the time the order is placed). During the construction period, we generally are required to make installment payments on newbuildings prior to their delivery, in addition to incurring financing, miscellaneous construction and project management costs. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest or cash required to maintain our current level of quarterly distributions to unitholders prior to generating cash from the operation of the newbuilding.

Our substantial capital expenditures may reduce our cash available for distribution to our unitholders. Funding of any capital expenditures with debt may significantly increase our interest expense and financial leverage, and funding of capital expenditures through issuing additional equity securities may result in significant unitholder dilution. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions.

Our substantial debt levels may limit our flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other business opportunities and paying distributions.

As of December 31, 2017 our total debt was $3.1 billion and we had no undrawn amounts under our revolving credit facilities. We plan to increase our total debt relating to our towing and shuttle tanker newbuildings. If we are awarded contracts for additional offshore projects or otherwise acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under these or future credit facilities. Our level of debt could have important consequences to us, including:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, and our ability to refinance our credit facilities may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as further reducing cash distributions, reducing, cancelling or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, seeking to restructure or refinance our debt, seeking additional debt or equity capital or seeking bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our current financing arrangements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict the ability of us and our subsidiaries to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

Four of our revolving credit facilities are guaranteed by us and certain of our subsidiaries for all outstanding amounts and contain covenants that require us to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months of maturity) in an amount equal to the greater of $75.0 million and 5.0% of our total consolidated debt. The revolving credit facilities are collateralized by first-priority mortgages granted on 20 of our vessels, together with other related security. Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion or all of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

Obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. We have two revolving credit facilities and six term loans that require us to maintain vessel values to drawn principal balance ratio of a minimum range of 113% to 125%. As at September 30, 2017, these ratios ranged from 117% to 382% and were in compliance with the minimum ratios required. The vessel values used in these ratios are the appraised values prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS, FPSO or FSO markets could negatively affect these ratios.

Furthermore, the termination of any of our charter contracts by our customers could result in the repayment of the debt facilities for which the chartered vessels relate to.

At December 31, 2017, we and Teekay Corporation were in compliance with all covenants in the credit facilities and long-term debt.

Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.

The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our and our subsidiaries’ financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to vessels securing the facilities;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We have derived, and we believe we will continue to derive, a substantial majority of revenues and cash flow from a limited number of customers. Royal Dutch Shell Plc (or Shell, formerly BG Group Plc), Petroleo Brasileiro S.A. (or Petrobras) and Premier Oil (formerly E.ON Ruhgras UK GP Limited or E.ON) accounted for approximately 30%, 19% and 10%, respectively, for our consolidated revenues from continuing operations during 2016. Shell, Petrobras, Statoil ASA (or Statoil) and E.ON accounted for approximately 26%, 18%, 11% and 11%, respectively, of our consolidated revenues from continuing operations during 2015. Petrobras, Statoil, E.ON and Repsol S.A. accounted for approximately 22%, 19%, 12% and 11%, respectively, of our consolidated revenues from continuing operations during 2014. No other customer accounted for 10% or more of revenues from continuing operations during any of these periods. Please read “Item 18—Financial Statements: Note 5—Segment Reporting” in our 2016 Annual Report.

We could lose a customer or the benefits of a contract if:

•	the customer fails to make payments because of its financial inability, disagreements with us or otherwise;

•	we agree to reduce the payments due to us under a contract because of the customer’s inability to continue making the original payments;

•	the customer exercises certain rights to terminate the contract; or

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the contract.

In November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, an affiliate of Petrobras, initiated an operational review. In April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of ours, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. We have disputed the termination and have initiated a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently in lay-up. As part of the Brookfield Transaction, we agreed with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment of $30 million, which we paid in October 2017.

If we lose a key customer, we may be unable to obtain replacement long-term charters or contracts of affreightment and may become subject, with respect to any shuttle tankers redeployed on conventional oil tanker trades, to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase the vessel, or terminate the charter, we may be unable to acquire an adequate replacement vessel or charter. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

The loss of any of our significant customers or a reduction in revenues from them could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Allegations of improper payments may harm our reputation and business

In May 2016, a former executive of Transpetro, the transportation and logistics subsidiary of Petrobras, alleged in a plea bargain that a subsidiary of ours, among a number of other shipping companies, purportedly made improper payments to local Brazilian agents. Such payments were alleged to have been made by the subsidiary between 2004 and 2006, prior to our initial public offering, in an aggregate amount of approximately 1.5 million Brazilian Reals (less than $0.5 million at the December 31, 2016 exchange rate). Although we believe we have robust anti-corruption programs in place, we have commenced an internal investigation to determine the veracity of these allegations. It is uncertain at this time how these allegations may affect us, if at all, including the possibility of penalties that could be assessed by the relevant authorities. In addition, any dispute with Petrobras in connection with this matter may adversely affect our relationship with Petrobras.

In January 2015, through the Libra joint venture, our 50/50 joint venture with Odebrecht Oil & Gas S.A. (or OOG), we finalized the contract with Petrobras to provide an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. The contract is being serviced by the Pioneiro de Libra, a new FPSO unit converted from our 1995-built shuttle tanker, the Navion Norvegia, which was sold by us to the joint venture. The converted unit commenced operations in November 2017 under a 12-year firm period fixed-rate contract with Petrobras and its international partners. Senior Odebrecht S.A. personnel, including a former executive of OOG, have been implicated in corruption charges related to improper payments to Brazilian politicians and political parties. Any adverse effect of these charges against OOG may harm our growth prospects and results of operations and inhibit the near-term ability of our joint venture with OOG to drawdown on the existing loan facility to fund the remaining amount of the Pioneiro de Libra FPSO conversion.

We depend on Teekay Corporation and certain joint venture partners to assist us in operating our businesses and competing in our markets.

We have entered into, and expect to enter into additional, joint venture arrangements with third parties to expand our fleet and access growth opportunities. In particular, we rely on the expertise and relationships that our joint ventures and joint venture partners may have with current and potential customers to jointly pursue FPSO projects and provide assistance in competing in new markets.

Our ability to compete for offshore oil marine transportation, processing, offshore accommodation, support for maintenance and modification projects, towing and offshore installation and storage projects and to enter into new charters or contracts of affreightment and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Corporation or our joint venture partners and their reputation and relationships in the shipping and offshore industries. If Teekay Corporation or our joint venture partners suffer material damage to their reputation or relationships, it may harm the ability of us or other subsidiaries to:

•	renew existing charters and contracts of affreightment upon their expiration;

•	obtain new charters and contracts of affreightment;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

A continuation of the significant declines in oil prices may adversely affect our growth prospects and results of operations.

Global crude oil prices have significantly declined since mid-2014. A continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•	a reduction in exploration for or development of new offshore oil fields, or the delay or cancelation of existing offshore projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•	a reduction in or termination of production of oil at certain fields we service, which may reduce our revenues under volume-based contracts of affreightment, production-based components of our FPSO unit contracts or life-of-field contracts;

•	lower demand for vessels of the types we own and operate, which may reduce available charter rates and revenue to us upon redeployment of our vessels, in particular FPSO units, following expiration or termination of existing contracts or upon the initial chartering of vessels, or which may result in extended periods of our vessels being idle between contracts;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, failing to extend or renew contracts upon expiration, or seeking to negotiate cancelable contracts;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

Our growth depends on continued growth in demand for offshore oil transportation, processing and storage services, offshore accommodation, and towing and offshore installation services.

Our long-term growth strategy focuses on expansion in the shuttle tanker, FSO, FPSO and towing sectors. Accordingly, our growth depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

•	decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain fields we service or a reduction in exploration for or development of new offshore oil fields;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth. Reduced demand for offshore marine transportation, processing, storage services, offshore accommodation or towing and offshore installation services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Because payments under our contracts of affreightment are based on the volume of oil transported and a portion of the payments under our FPSO units operations contracts are based on the volume of oil produced, utilization of our shuttle tanker fleet, the success of our shuttle tanker business and the revenue from our FPSO units depends upon continued production from existing or new oil fields, which is beyond our control and generally declines naturally over time.

A portion of our shuttle tankers operate under contracts of affreightment. Payments under these contracts of affreightment are based upon the volume of oil transported, which depends upon the level of oil production at the fields we service under the contracts. Payments made to us under FPSO operations contracts are partially based on an incentive component, which is determined by the volume of oil produced. Oil production levels are affected by several factors, all of which are beyond our control, including: geologic factors, including general declines in production that occur naturally over time; mechanical failure or operator error; the rate of technical developments in extracting oil and related infrastructure and implementation costs; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; strikes, employee lockouts or other labor unrest; and regulatory changes. In addition, the volume of oil produced may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills or otherwise.

The rate of oil production at fields we service may decline from existing levels. If such a reduction occurs, the spot market rates in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under the contracts of affreightment. We have an annual adjustment (within a specified range) to the daily base hire rate under the Voyageur Spirit FPSO operations contract based on our operating performance, which adjustment we expect will terminate upon any contract extension. Premier Oil may terminate the Voyageur Spirit operations contract if the Huntington field does not yield sufficient revenues, although there is a significant termination fee. Low spot market rates for the shuttle tankers or any idle time prior to the commencement of a new contract or our inability to redeploy any of our FPSO units at an acceptable rate may have an adverse effect on our business and operating results.

The duration of many of our shuttle tanker, FSO and FPSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.

Many of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates or the field is abandoned for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker, FSO and FPSO contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our cash flow and our ability to make cash distributions.

The redeployment risk of FPSO units is high given their lack of alternative uses and significant costs.

FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement. These factors increase the redeployment risk of FPSO units. Unless extended, two of our FPSO production service agreements will expire in 2018 and a further agreement will expire early 2019. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.

Commencing in 2007 and 2008, the global economy experienced an economic downturn and crisis in the global financial markets that produced illiquidity in the capital markets, market volatility, and increased exposure to interest rate and credit risks and reduced access to capital markets. Additionally, global crude oil prices have significantly declined since mid-2014 and this has adversely affected energy and master limited partnership capital markets and available sources of financing. If there is continued economic instability in the future, we may continue to face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. This decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

Future adverse economic conditions or other developments may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

Future adverse economic conditions or other developments relating directly to our customers may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customers’ inability to pay for any reason could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.

The results of our shuttle tanker operations in the North Sea are subject to seasonal fluctuations.

Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is one of our primary existing offshore oil markets, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the second and third quarters in this region compared with production in the first and fourth quarters. Because a portion of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of these shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for the North Sea shuttle tanker operations may be negatively affected as the rates in the conventional oil tanker markets at times may be lower than contract of affreightment rates. In addition, we seek to coordinate some of the general dry-docking schedule of our fleet with this seasonality, which may result in lower revenues and increased dry-docking expenses during the summer months.

Our recontracting of existing vessels and our future growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional long-term, fixed-rate time charters and contracts of affreightment, including the redeployment of our assets as their current charter contracts expire. The process of obtaining new long-term time charters and contracts of affreightment is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shuttle tanker, FSO, FPSO, towing and offshore installation vessel and UMS contracts are awarded based upon a variety of factors relating to the vessel operator, including:

•	industry relationships and reputation for customer service and safety;

•	experience and quality of ship operations;

•	quality, experience and technical capability of the crew;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels or conversions according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect competition for providing services for potential offshore projects from other experienced companies, including state-sponsored entities. Our competitors may have greater financial resources than us. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.

Delays in the operational start-up of FPSO units, deliveries of newbuilding vessels or of conversions or upgrades of existing vessels could harm our operating results.

The operational start-up of FPSO units, the completion of final performance tests of FPSO units, or the deliveries of any newbuildings or vessel conversions or upgrades we may order or undertake could be delayed, which would delay our receipt of revenues under the charters or other contracts related to the units or vessels. In addition, under some charters we may enter into, if the operational start-up or our delivery of the newbuilding or converted vessel to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for substantial liquidated damages.

The operational start-up of FPSO units or completion and deliveries of newbuildings or of vessel conversions or upgrades could be delayed because of:

•	quality or engineering problems, the risk of which may be increased with FPSO units due to their technical complexity;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If the operational start-up of an FPSO unit or the delivery of a vessel or of a conversion is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions to unitholders.

Charter rates for towing and offshore installation vessels may fluctuate substantially over time and may be lower when we are attempting to charter our towing and offshore installation vessels, which could adversely affect operating results. Any changes in charter rates for shuttle tankers, FSO or FPSO units and UMS could also adversely affect redeployment opportunities for those vessels.

Our ability to charter our towing and offshore installation vessels will depend, among other things, on the state of the towage market. Towage contracts are highly competitive and are based on the level of projects undertaken by the customer base. There also exists some volatility in charter rates for shuttle tankers, FSO and FPSO units and UMS, which could affect our ability to charter or recharter these vessels at acceptable rates, if at all.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Values for shuttle tankers, FSO and FPSO units, towing and offshore installation vessels and UMS units can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in oil and energy markets;

•	a substantial or extended decline in demand for oil;

•	increases in the supply of vessel capacity;

•	competition from more technologically advanced vessels;

•	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise; and

•	a decrease in oil reserves in the fields in which our FPSO units or other vessels are or might be deployed.

Vessel values may decline from existing levels. If the operation of a vessel is not profitable, or if we cannot re-deploy a vessel at attractive rates upon termination of its contract, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

We have recognized write-downs on certain vessels and may recognize additional vessel write-downs in the future, which could adversely affect our operating results.

In the third quarter of 2017, we recognized aggregate vessel write-downs of $316.7 million, relating to our determination that six of our vessels were impaired and that their carrying values should be written down to their respective estimated fair values based on a discounted cash flow approach. During September 2017, as a result of cost overruns and liquidated damages due to the delayed delivery of the Petrojarl I FPSO unit, we determined that the unit was impaired. In the third quarter of 2017, we also wrote down the carrying values of (a) the Cidade de Rio das Ostras FPSO unit after receiving notice from the charterer, Petrobras, that it plans to redeliver the unit upon completion of the firm charter contract in January 2018, (b) the Navion Brasilia and Nordic Rio shuttle tankers due to the redelivery of these vessels from their charterer after completing their bareboat charter contracts in July 2017 and a resulting change in expectations for the future opportunities for the vessels, (c) the Navion Marita shuttle tanker as a result of the expected sale of the vessel and the vessel being classified as held for sale on our financial statements as at September 30, 2017 and (d) the HiLoad DP unit as a result of a change in expectations for future opportunities. The non-cash charges related to these or other impairments or write-downs will reduce our operating results for the applicable period.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil will lessen dramatically over the short term, in the long term climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant adverse financial and operational impact on our business that we cannot predict with certainty at this time.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our long-term growth strategy includes selectively acquiring existing shuttle tankers, FSO and FPSO units and businesses that own or operate these types of vessels or businesses that provide services to the offshore oil and gas industry. Historically, there have been very few purchases of existing vessels and businesses in the FSO and FPSO segments. Factors that may contribute to a limited number of acquisition opportunities for FSO units and FPSO units in the near term include the relatively small number of independent FSO and FPSO fleet owners. In addition, competition from other companies, many of which have significantly greater financial resources than do we, could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

We may not be successful in our entry into new markets, which may have competitive dynamics that differ from markets in which we already participate, and we may be unsuccessful in gaining acceptance in these markets from customers or competing against other companies with more experience or larger fleets or resources in these markets. We also may not be successful in employing the HiLoad DP unit, the Petrojarl Varg FPSO unit or the Arendal Spirit UMS, each of which is currently in lay-up, on contracts sufficient to recover our investment in the units.

We may fail to realize the anticipated benefits of the Brookfield Transaction, and the transition of services could adversely impact our ongoing operations.

We, Brookfield and Teekay Corporation entered into the investment agreements included in the Brookfield Transaction with the expectation that the investment transactions would result in various benefits, including, among other things, the ability to fully finance our existing growth projects, resulting in significant near-term cash flow growth, the ability to better service our customers and take advantage of future growth opportunities. The success of the investment transactions will depend, in part, on our ability to realize such anticipated benefits from the investments. The anticipated benefits of the investment transactions may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues or operating results of us following the closing of the Brookfield Transaction.

In connection with the Brookfield Transaction, we entered into a transition services agreement with Teekay Corporation and our general partner which provided for, among other things, the transfer from Teekay Corporation to our subsidiaries, of (a) the employment of Ingvlid Sæther (President and Chief Executive Officer of Teekay Offshore Group Ltd.) and David Wong (Chief Financial Officer of Teekay Offshore Group Ltd.) and certain other persons who devote all, or substantially all of their professional time providing services to us and our subsidiaries pursuant to existing services agreements and (b) as of January 1, 2018, the Teekay Corporation subsidiaries (or the assets of such subsidiaries) that are devoted exclusively or nearly exclusively to providing services to us and our subsidiaries pursuant to existing services agreements.

Although the transferred personnel and assets have been devoted exclusively or nearly exclusively to us and our subsidiaries, it is possible that, in connection with the transfers, we could lose key employees, our ongoing businesses could be disrupted or inconsistencies in standards, controls, procedures or policies could develop that adversely affect our ability to achieve the anticipated benefits of the Brookfield Transaction. The personnel and assets transfers, including of subsidiaries, may divert management attention and resources and may have unanticipated adverse results relating to our existing business.

We are subject to certain restrictions in connection with the Brookfield Transaction.

The terms of the Brookfield investment agreement and the amended and restated general partner LLC agreement entered into upon closing of the Brookfield Transaction restrict us and our general partner from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, commencing or settling litigation or disputes, repurchasing or issuing securities outside of existing equity award programs, and taking other specified actions without Brookfield’s consent, until Brookfield exercises its option to purchase an additional 2% interest in our general partner and directors elected by Brookfield constitute a majority of our general partner’s board of directors. These restrictions could have the effect of delaying or preventing strategic transactions involving us while these restrictions remain in place.

We incurred significant transaction costs in connection with the Brookfield Transaction.

We incurred a number of non-recurring costs associated with the Brookfield Transaction. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, public company filing fees and other regulatory expenses, printing expenses and other related charges. We also reimbursed Brookfield for certain costs and expenses incurred in connection with the transaction. These expenses will reduce our operating results for the applicable periods.

Our and many of our customers’ substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business, including Brazil, or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions, in particular, our operations in South America. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in Southeast Asia, the Middle East or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

Marine transportation and oil production is inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

Vessels and their cargoes and oil production facilities we service are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

A portion of our shuttle tanker fleet and our towage fleet, two FSO units, and the Voyageur Spirit and Petrojarl Knarr FPSO units operate in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills, or mechanical failures.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters or contracts of affreightment;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced could suspend that service and result in loss of revenues.

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of shuttle tankers, conventional oil tankers, FSO and FPSO units, towing and offshore installation vessels and UMS, is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. In addition, all but two of our vessels, the Petrojarl Knarr FPSO unit and Pioneiro de Libra FPSO unit, are not insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster or natural disaster could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks or political change may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage.

We may experience operational problems with vessels that reduce revenue and increase costs.

Shuttle tankers, FSO and FPSO units, towing and offshore installation vessels and UMS are complex and their operations are technically challenging. Marine transportation and oil production operations are subject to mechanical risks and problems as well as environmental risks. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition and operating results.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks, piracy and the current or future conflicts in the Middle East and elsewhere, and political change may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services, impact on our operations and our ability to conduct business.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of pirates, hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters and impact the use of shuttle tankers under contracts of affreightment, towing and offshore installation vessels under voyage charters and FPSO units under FPSO contracts, which would harm our cash flow and business.

Acts of piracy on ocean-going vessels have continued to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board armed security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

The offshore shipping and storage industry is subject to substantial environmental and other regulations, which may significantly limit operations or increase expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Please see “Item 4. Information on the Partnership—B. Business Overview—Regulations” of our 2016 Annual Report for important information on these regulations, including potential impacts on us.

Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and operating results.

We currently are paid partly in Norwegian Kroner, British Pound and Brazilian Real under some of our time charters and FPSO contracts. In addition, we have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which those subsidiaries provide various services to us. Under the services agreements, the applicable subsidiaries of Teekay Corporation are paid in U.S. Dollars for reasonable direct and indirect expenses incurred in providing the services. A substantial majority of those expenses are in Norwegian Kroner, and to a lesser extent, the Australian Dollar, Euro and Singapore Dollar. Fluctuating exchange rates may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to the Norwegian Kroner, Australian Dollar, Euro or Singapore Dollar. We have entered into foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner. We also incur interest expense on our Norwegian Kroner-denominated bonds. We have entered into cross-currency swaps to economically hedge the foreign exchange risk on the principal and interest payments on our Norwegian Kroner bonds.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of Teekay Corporation’s seafarers that crew certain of our vessels and Norwegian-based onshore operational staff that provide services to us are employed under collective bargaining agreements. Teekay Corporation may become subject to additional labor agreements in the future. Teekay Corporation may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff and higher compensation levels will increase our costs of operations. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition.

Teekay Corporation and certain of our joint venture partners may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, or may have to pay substantially increased costs for its employees and crew.

Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Risks Inherent in an Investment in Us

Teekay Corporation and its affiliates may engage in competition with us.

Teekay Corporation and its affiliates may engage in competition with us. Pursuant to an omnibus agreement we entered into in connection with our initial public offering, Teekay Corporation, Teekay LNG Partners L.P. (NYSE: TGP) and their respective controlled affiliates (other than us and our subsidiaries) generally have agreed not to engage in, acquire or invest in any business that owns, operates or charters (a) dynamically-positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less than three years, excluding extension options), (b) FSO units or (c) FPSO units (collectively “Offshore Vessels”) without the consent of our general partner. The omnibus agreement, however, allows Teekay Corporation, Teekay LNG Partners L.P. and any of such controlled affiliates to:

•	own, operate and charter Offshore Vessels if the remaining duration of the time charter or contract of affreightment for the vessel, excluding any extension options, is less than three years;

•	own, operate and charter Offshore Vessels and related time charters or contracts of affreightment acquired as part of a business or package of assets and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the Offshore Vessels and related contracts, as determined in good faith by Teekay Corporation’s Board of Directors or the conflicts committee of the Board of Directors of Teekay LNG Partners L.P.’s general partner, as applicable; however, if at any time Teekay Corporation or Teekay LNG Partners L.P. completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the Offshore Vessels and related contracts to us for their fair market value plus any additional tax or other similar costs to Teekay Corporation or Teekay LNG Partners L.P. that would be required to transfer the vessels and contracts to us separately from the acquired business or package of assets; or

•	own, operate and charter Offshore Vessels and related time charters and contracts of affreightment that relate to tenders, bids or awards for an offshore project that Teekay Corporation or any of its subsidiaries submits or receives; however, at least 365 days after the delivery date of any such Offshore Vessel, Teekay Corporation must offer to sell the vessel and related time charter or contract of affreightment to us, with the vessel valued (a) for newbuildings originally contracted by Teekay Corporation, at its “fully-built-up cost” (which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Corporation to acquire, construct and/or convert and bring such Offshore Vessel to the condition and location necessary for our intended use, plus project development costs for completed projects and projects that were not completed but, if completed, would have been subject to an offer to us) and (b) for any other vessels, Teekay Corporation’s cost to acquire a newbuilding from a third party or the fair market value of an existing vessel, as applicable, plus in each case any subsequent expenditures that would be included in the “fully-built-up cost” of converting the vessel prior to delivery to us.

If we decline the offer to purchase the Offshore Vessels and time charters described above, Teekay Corporation or Teekay LNG Partners L.P., as applicable, may own and operate the Offshore Vessels, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Corporation, Teekay LNG Partners L.P. and any of their respective controlled affiliates (other than us and our subsidiaries) may:

•	acquire, operate and charter Offshore Vessels and related time charters and contracts of affreightment if our general partner has previously advised Teekay Corporation or Teekay LNG Partners L.P. that our general partner’s Board of Directors has elected, with the approval of its Conflicts Committee, not to cause us or our controlled affiliates to acquire or operate the vessels and related time charters and contracts of affreightment;

•	acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly-traded company that engages in, acquires or invests in any business that owns or operates or charters Offshore Vessels and related time charters and contracts of affreightment; or

•	provide ship management services relating to owning, operating or chartering Offshore Vessels and related time charters and contracts of affreightment.

If there is a change of control of Teekay Corporation or of the general partner of Teekay LNG Partners L.P., the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to unitholders.

Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.

As of January 1, 2018, affiliates of Brookfield held 59.5% of our outstanding common units and a 49% interest in our general partner, and an affiliate of Teekay Corporation held 13.8% of our outstanding common units and a 51% interest in our general partner. Teekay Corporation has granted to Brookfield TOGP an option, exercisable upon certain conditions, to acquire from it an additional 2% interest in our general partner. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its members. Furthermore, certain directors and an officer of our general partner are directors or officer of affiliates of our general partner. Conflicts of interest may arise between Teekay Corporation, Brookfield and their affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires Teekay Corporation, Brookfield or their respective affiliates (other than our general partner) to pursue a business strategy that favors us or utilizes our assets, and Teekay Corporation’s and Brookfield’s respective officers and directors have fiduciary duties to make decisions in the best interests of the shareholders of Teekay Corporation and Brookfield, which may be contrary to our interests;

•	four directors of our general partner serve as officers, management or directors of Teekay Corporation or Brookfield or their affiliates;

•	our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation and Brookfield, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner has restricted its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders and unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in our partnership agreement;

•	our general partner determines the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make incentive distributions to the general partner or other holders of our incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80.0% of our common units;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The fiduciary duties of directors of our general partner may conflict with those of the officers and directors of Teekay Corporation and Brookfield.

Our general partner’s officer and directors have fiduciary duties to manage our business in a manner beneficial to us and our partners. However, the four non-independent directors of our general partner also serve as officers, management or directors of Teekay Corporation or Brookfield and/or other affiliates of Teekay Corporation or Brookfield. Consequently, these directors may encounter situations in which their fiduciary obligations to Teekay Corporation, Brookfield or their other affiliates, on one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.

Our partnership agreement restricts our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.

Our partnership agreement contains provisions that restrict the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our subsidiaries or our unitholders. Decisions made by our general partner in its individual capacity are made by its members, Teekay Corporation and Brookfield, and not by the board of directors of our general partner. Examples include the exercise of call rights, voting rights with respect to the common units they own, registration rights and their determination whether to consent to any merger or consolidation of the partnership;

•	provides that our general partner is entitled to make other decisions in “good faith” if it reasonably believes that the decision is in our best interests (which definition of good faith does not apply to the contractual duty of good and fair dealing we owe to holders of Series E Preferred Units);

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of common unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

In order to become a limited partner of our partnership, a Series E Preferred unitholder agrees to be bound by the provisions in the partnership agreement, including provisions that provide that neither our general partner nor its directors, officers or affiliates owe any fiduciary duties to holders of Series E Preferred Units other than a contractual duty of good faith and fair dealing.

Fees and cost reimbursements, which our general partner determines for services provided to us, may be substantial and reduce our cash available for distribution to our unitholders.

Prior to making any distribution to unitholders, we pay fees for any services provided to us and our operating subsidiaries by certain subsidiaries of Teekay Corporation, and we reimburse our general partner for all expenses it incurs on our behalf. These fees are negotiated on our behalf by our general partner, and our general partner also determines the amounts it is reimbursed. The payment of any fees to Teekay Corporation and reimbursement of expenses to our general partner could adversely affect our ability to pay cash distributions to unitholders.

Our general partner, which is owned by Teekay Corporation and Brookfield, makes all decisions on our behalf, subject to the limited voting rights of our unitholders. Even if public unitholders are dissatisfied, they cannot remove our general partner without the consent of Teekay Corporation and Brookfield.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and have no right to elect our general partner or its board of directors on an annual or other continuing basis, subject to the limited rights of the holders of Series E Preferred Units (voting as a class with other holders of Parity Securities) to elect one director, which are described below. Teekay Corporation and Brookfield, which own our general partner, appoint our general partner’s board of directors. Our general partner makes all decisions on our behalf. If the unitholders are dissatisfied with the performance of our general partner, they have little ability to remove our general partner. As a result of these limitations, the price at which the Series E Preferred Units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

In the event that six quarterly distributions, whether consecutive or not, payable on Series E Preferred Units or any other Parity Securities are in arrears, the holders of Series E Preferred Units will have the right, voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable (including holders of our Series A Preferred Units and Series B Preferred Units), to elect one additional director to serve on our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change (unless the holders of Series E Preferred Units and Parity Securities upon which like voting rights have been conferred, voting as a class, have previously elected a member of our general partner’s board of directors, and such director continues then to serve on the board of directors). Distributions payable on the Series E Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date are not paid on all outstanding Series E Preferred Units. The right of such holders of Series E Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all accumulated and in arrears on the Series E Preferred Units have been paid in full. Certain other limited protective voting rights described in this prospectus under “Description of Series E Preferred Units—Voting Rights.”

The vote of the holders of at least 66  2/3% of all outstanding common units voting together as a single class is required to remove the general partner.

In addition, unitholders’ voting rights are further restricted by our partnership agreement provision providing that any units held by a person that owns 20% or more of any class or series of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. This loss of voting rights does not apply to the Series E Preferred Units. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. In the event of any such transfer, the new members of our general partner would be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers. Pursuant to the terms of the general partner LLC agreement, Teekay Corporation has agreed to certain restrictions on its ability to transfer its membership interest in our general partner without the prior approval of Brookfield and, if Brookfield agrees to sell all or substantially all of its common units in us and membership interests in our general partner, Brookfield may require Teekay Holdings to participate in the sale on the same terms and conditions as Brookfield.

In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to unitholders.

Our partnership agreement requires our general partner to deduct from our available cash reserves that it determines are necessary to fund our future operating expenditures. These reserves affect the amount of cash available for distribution by us to our unitholders. In addition, our partnership agreement requires our general partner each quarter to deduct from operating surplus estimated maintenance capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions may reduce the amount of working capital borrowings we can make for operating our business.

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under the Marshall Islands Limited Partnership Act (or Marshall Islands Act), we may not make a distribution to unitholders to the extent that at the time of the distribution, after giving effect to the distribution, all our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Purchasers of units who become limited partners are liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to the purchaser at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that, for nonresident limited partnerships such as us, it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of certain Marshall Islands courts the non-statutory law (or case law) of the courts of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware courts. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Bermuda, Norway and Singapore. In addition, our general partner is a Marshall Islands limited liability company and a majority of its directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or its directors and officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities” in the accompanying prospectus.

Tax Risks

In addition to the following risk factors, you should read “Material United States Federal Income Tax Considerations” and “Non-United States Tax Considerations” in this prospectus and “Item 4E—Taxation of the Partnership” in our 2016 Annual Report for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income,” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in

Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Material United States Federal Income Tax Considerations”) held units, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read “Material United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”

USE OF PROCEEDS

We will receive net proceeds of approximately $            million (after deducting underwriting discounts and estimated offering expenses), from the issuance of Series E Preferred Units in this offering. We will receive net proceeds of approximately $            million if the underwriters exercise in full their option to purchase additional Series E Preferred Units. We intend to use the net proceeds from this offering for general partnership purposes, which may include funding installment payments on newbuildings and conversion projects and debt repayments.

RATIO OF EARNINGS TO FIXED CHARGES AND

TO FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

The following table sets forth our ratio of earnings to fixed charges and of earnings to fixed charges and preferred unit distributions for each of the periods indicated.

	Nine Months Ended September 30, 2017		Year Ended December 31,
			2016		2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	—	(2)	1.1x		1.6x	1.2x	1.7x	2.9x
Ratio of earnings to fixed charges and preferred unit distributions(1)	—	(2)	—	(3)	1.4x	1.1x	1.6x	2.9x

(1)	This data is unaudited for all periods presented. For purposes of computing these ratios on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, and subtracting interest capitalized. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) interest within time-charter hire expense. Preferred unit distributions represent the amount of pre-tax earnings that is required to pay the cash distributions on outstanding preferred units and is computed as the amount of (x) the distribution divided by (y) the result of one minus the effective income tax rate applicable to continuing operations. No preferred units were outstanding during any of 2012. We issued Series A Preferred Units in April 2013, Series B Preferred Units in April 2015, Series C Preferred Units in July 2015, Series C-1 Preferred Units in June 2016 and Series D Preferred Units in June 2016. In June 2016, we exchanged all outstanding Series C Preferred Units for common units and Series C-1 Preferred Units. In September 2017, we repurchased and subsequently cancelled all outstanding Series C-1 and Series D Preferred Units.
(2)	For the nine months ended September 30, 2017, the ratio of earnings to fixed charges and to fixed charges and preferred unit distributions were in each case less than 1.0x. The amount of the deficiencies were $338.6 million and $379.5 million, respectively. These amounts were impacted by significant non-cash charges mostly related to asset impairments of $318.2 million.
(3)	For the year ended December 31, 2016, the ratio of earnings to fixed charges and preferred unit distributions was less than 1.0x. The amount of the deficiency was $34.7 million. These amounts were impacted by significant non-cash charges mostly related to asset impairments net of gains on sale of vessels of $40.1 million.

CAPITALIZATION

The following table sets forth our capitalization, as of September 30, 2017, on a historical basis and on an as adjusted basis to give effect to this offering and the application of the estimated net proceeds therefrom as described under “Use of Proceeds.”

The historical data in the table is derived from, and should be read in conjunction with, our historical financial statements, including accompanying notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Report on Form 6-K for the quarter ended September 30, 2017, furnished to the SEC on November 24, 2017, which is incorporated by reference herein.

	As of September 30, 2017
	Actual	As Adjusted(1)
	(in thousands)
Total cash and cash equivalents	$416,346	$

Long-term debt, including current portion(2)	$3,077,553	$
Equity:
Non-controlling interests	59,682
Partners’ equity	1,281,451

Total capitalization	$4,418,686	$

(1)	Assumes the underwriters have not exercised their option to purchase additional units.
(2)	Excludes approximately $50 million in net aggregate additional indebtedness incurred during the fourth quarter of 2017 in connection with (a) closing on $250 million of new senior unsecured bonds issued by ShuttleCo, which were primarily used to repurchase bonds maturing in 2018, and (b) refinancing a majority of our shuttle tanker fleet with a new $600 million long-term debt facility.

DESCRIPTION OF SERIES E PREFERRED UNITS

The following description of the Series E Preferred Units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our sixth amended and restated partnership agreement (or the partnership agreement), which will be entered into in connection with the closing of this offering and will be filed as an exhibit to a Report on Form 6-K.

General

The Series E Preferred Units offered hereby are a new series of preferred units. Upon completion of this offering, there will be              Series E Preferred Units issued and outstanding (or              Series E Preferred Units issued and outstanding if the underwriters exercise in full their option to purchase             additional units). We may, without notice to or consent of the holders of the then-outstanding Series E Preferred Units, authorize and issue additional Series E Preferred Units and Junior Securities (as defined under “Summary—The Offering—Ranking”) and, subject to the limitations described under “—Voting Rights,” Senior Securities and Parity Securities (each as defined under “Summary—The Offering—Ranking”).

The holders of our common units are entitled to receive, to the extent permitted by law, such distributions as may from time to time be declared by our general partner’s board of directors. Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of our common units are entitled to receive distributions of our assets, after we have satisfied or made provision for our debts and other obligations and for payment to the holders any class or series of limited partner interests (including the Series E Preferred Units) having preferential rights to receive distributions of our assets.

The Series E Preferred Units will entitle the holders thereof to receive cumulative cash distributions when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose. When issued and paid for in the manner described in this prospectus, the Series E Preferred Units offered hereby will be fully paid and nonassessable. Each Series E Preferred Unit will have a fixed liquidation preference of $25.00 per unit plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series E Preferred Units will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E Preferred Units will rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All the Series E Preferred Units offered hereby may be represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series E Preferred Units will be entitled to receive a certificate representing such units unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “—Book-Entry System.”

The Series E Preferred Units will not be convertible into common units or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series E Preferred Units will not be subject to mandatory redemption or to any sinking fund requirements. The Series E Preferred Units will be subject to redemption, in whole or in part, at our option commencing on February 15, 2025. Please read “—Redemption.”

We have appointed Computershare as the paying agent (or the Paying Agent), and the registrar and transfer agent (or the Registrar and Transfer Agent) for the Series E Preferred Units. The address of the Paying Agent is 250 Royall Street, Canton MA 02021.

Ranking

In addition to our Series E Preferred Units, we have established two other series of preferred units. As of the date of this prospectus, a total of 6,000,000 Series A Preferred Units and a total of 5,000,000 Series B Preferred Units are issued and outstanding. The Series A Preferred Units are redeemable by us at any time on or after April 30, 2018 and distributions accrue at a rate of 7.25% per annum per $25.00 of liquidation preference per unit. The Series B Preferred Units are redeemable by us at any time on or after April 20, 2020 and distributions accrue at a rate of 8.50% per annum per $25.00 of liquidation preference per unit.

The Series E Preferred Units will, with respect to anticipated quarterly distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, rank:

•	senior to the Junior Securities (including our common units);

•	on a parity with the Parity Securities (including our Series A Preferred Units and Series B Preferred Units);

•	junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us; and

•	junior to the Senior Securities.

Under the partnership agreement, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series E Preferred Units. Our general partner’s board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any units of that series. Our general partner’s board of directors will also determine the number of units constituting each series of securities. Our ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “—Voting Rights.”

Liquidation Rights

The holders of outstanding Series A Preferred Units, Series B Preferred Units and Series E Preferred Units will be entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per unit in cash plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common units or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series A Preferred Units, Series B Preferred Units, Series E Preferred Units and any other Parity Securities are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Preferred Units, Series B Preferred Units, Series E Preferred Units and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series A Preferred Units, Series B Preferred Units, Series E Preferred Units and other Parity Securities, our remaining assets and funds will be distributed among the holders of the common units and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Series E Preferred Units will have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly distributions, whether consecutive or not, payable on the Series E Preferred Units are in arrears, the holders of the Series E Preferred Units will have the right, voting as a class, together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable ( including holders of the Series A Preferred Units and Series B Preferred Units), to elect one member of our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change (unless the holders of Series A Preferred Units, Series B Preferred Units, Series E Preferred Units and Parity Securities upon which like voting rights have been conferred, voting as a class, have previously elected a member of our general partner’s board of directors, and such director continues then to serve on the board of directors). Distributions payable on the Series E Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series E Preferred Units. The right of such holders of Series E Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all distributions accumulated and in arrears on the Series E Preferred Units have been paid in full, or funds for the payment thereof have been declared and set aside, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly distributions as described above. Upon any termination of the right of the holders of the Series E Preferred Units and any other Parity Securities (including the Series A Preferred Units and Series B Preferred Units), to vote as a class for such director, the term of office of such director then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series E Preferred Units and any other Parity Securities (including the Series A Preferred Units and Series B Preferred Units), shall each be entitled to one vote per director on any matter before our general partner’s board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series E Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that has a material adverse effect on the existing terms of the Series E Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series E Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable (including holders of the Series A Preferred Units and Series B Preferred Units), we may not:

•	issue any Parity Securities if the cumulative distributions payable on outstanding Series E Preferred Units are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Series E Preferred Units are entitled to vote as a class, such holders will be entitled to one vote per unit. The Series E Preferred Units held by us or any of our subsidiaries or affiliates will not be entitled to vote. As of the date of this prospectus supplement, there were 6,000,000 Series A Preferred Units and 5,000,000 Series B Preferred Units outstanding. Immediately following this offering, the Series E Preferred Units will represent approximately    % of the total voting power of the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units on a combined basis (assuming the underwriters do not exercise their option to purchase additional Series E Preferred Units). Assuming that we issue              Series E Preferred Units in this offering (assuming the underwriters exercise in full their option to purchase additional units), the Series E Preferred Units will represent approximately    % of the total voting power of the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units on a combined basis immediately following this offering.

The Series A Preferred Units and Series B Preferred Units have identical voting rights as the Series E Preferred Units.

Series E Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Distributions

General

Holders of Series E Preferred Units will be entitled to receive, when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose, cumulative cash distributions from the date of original issue.

Distribution Rate

Distributions on Series E Preferred Units will be cumulative, commencing on January     , 2018, and payable on each Distribution Payment Date, when, as and if declared by our general partner’s board of directors or any authorized committee thereof out of legally available funds for such purpose. The initial distribution on the Series E Preferred Units offered hereby will be payable on May 15, 2018 in an amount equal to $             per unit.

The initial distribution rate for the Series E Preferred Units from and including the date of original issue to, but not including, February 15, 2025 (or the Fixed Rate Period) will be    % per annum of the $25.00 liquidation preference per unit (equal to $            per unit per annum). On and after February 15, 2025 (or the Floating Rate Period), distributions on the Series E Preferred Units will accumulate for each distribution period at a percentage of the $25.00 liquidation preference equal to Three-Month LIBOR (as defined below) plus a spread of             basis points.

“Three-Month LIBOR” means, for each distribution period during the Floating Rate Period, the following rate determined by the calculation agent as of the applicable Determination Date (as defined herein), in accordance with the following provisions:

•	the rate (expressed as a percentage per year) for deposits in U.S. dollars for a three-month period commencing on the first day of such distribution period that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on such Determination Date; or

•

If the calculation agent determines that three-month LIBOR has been discontinued, then it will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to three-month LIBOR, provided that if the calculation agent determines there is an industry accepted successor base rate, the calculation agent shall use such successor base rate. If the calculation agent has determined a substitute or successor base rate in accordance with the foregoing, the calculation agent in its sole discretion may also implement changes to the business day convention, the definition of business day, the Determination Date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. Unless the calculation agent determines to use a substitute or successor base rate as so provided, the following will apply: if no such rate is so published, the calculation agent will select four major banks in the London interbank market and request that the principal London offices of those four selected banks provide their offered quotations for deposits in U.S. dollars for a period of three months, commencing on the first day of the applicable distribution period, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on the Determination Date for such distribution period. Offered quotations must be based on a principal amount equal to an amount that, in our judgment, is representative of a single transaction in U.S. dollars in the London interbank market at the time. If two or more quotations are provided, Three-Month LIBOR for such distribution period will be the arithmetic mean of the quotations. If fewer than two quotations are provided, Three-Month LIBOR for such distribution period will be the arithmetic mean of the rates quoted on the Determination Date for such distribution period by three major banks in New York City selected by the calculation agent, for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of such distribution period. The rates quoted must be based on an amount that, in the calculation agent’s judgment, is representative of a single transaction in U.S. dollars in that market at the time. If fewer than three New York City banks selected by us are quoting rates in the manner described above, Three-Month LIBOR for the applicable distribution period will be the same as for the immediately preceding distribution period or, if the immediately preceding distribution period was within the Fixed Rate Period, the same as for the most recent quarter for which Three-Month LIBOR can be determined.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 1.386865% (or 0.01386865) being rounded to 1.38687% (or 0.0138687)) and all dollar amounts used in or resulting from such calculations will be rounded, if necessary, to the nearest cent (with one-half cent being rounded upwards).

“Determination Date” means the London Business Day (as defined herein) immediately preceding the first date of the applicable distribution period.

“distribution period” with respect to each distribution on the Series E Preferred Units on a Distribution Payment Date, means the period commencing on (and including) the preceding Distribution Payment Date or the initial issue date, as the case may be, to (but excluding) the applicable Distribution Payment Date for such distribution period.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Reuters Page LIBOR01” means the display so designated on the Reuters 3000 Xtra (or such other page as may succeed or replace the LIBOR01 page on that service).

Distribution Payment Dates

The “Distribution Payment Dates” for the Series E Preferred Units will be each February 15, May 15, August 15 and November 15, commencing May 15, 2018. Distributions will be paid to the holders of record as of the close of business on the fifth Business Day immediately preceding the applicable Distribution Payment Date. Distributions will accumulate in each distribution period from (and including) the preceding Distribution Payment Date or the initial issue date, as the case may be, to (but excluding) the earlier of (a) the applicable Distribution Payment Date for such distribution period and (b) the date we redeem the applicable outstanding Series E Preferred Units as described under “—Redemption—Optional Redemption,” whether or not such distributions have been declared, and distributions will accrue on accumulated distributions at the applicable distribution rate. If any Distribution Payment Date during the Fixed Rate Period otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions. If any Distribution Payment Date during the Floating Rate Period otherwise would fall on a day that is not a Business Day, then the Distribution Payment Date will be the next day that is a Business Day. Distributions on the Series E Preferred Units for any distribution period during the Fixed Rate Period will be payable based on a 360-day year consisting of twelve 30-day months. Distributions payable on the Series E Preferred Units for any distribution period during the Floating Rate Period will be payable based on a 360-day year and the number of days actually elapsed during such distribution period. “Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Distributions

Not later than the close of business, New York City time, on each Distribution Payment Date, we will pay those quarterly distributions, if any, on the Series E Preferred Units that have been declared by our general partner’s board of directors to the holders of such units as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (or

Record Date) will be the fifth Business Day immediately preceding the applicable Distribution Payment Date, except that in the case of payments of distributions in arrears, the Record Date with respect to a Distribution Payment Date will be such date as may be designated by our general partner’s board of directors in accordance with our partnership agreement, as amended.

So long as the Series E Preferred Units are held of record by the nominee of the Securities Depository, declared distributions will be paid to the Securities Depository in same-day funds on each Distribution Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series E Preferred Units in accordance with the instructions of such beneficial owners.

No distribution may be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in units of Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series E Preferred Units and any Parity Securities (including the Series A Preferred Units and the Series B Preferred Units) through the most recent respective distribution payment dates. Accumulated distributions in arrears for any past distribution period may be declared by our general partner’s board of directors and paid on any date fixed by our general partner’s board of directors, whether or not a Distribution Payment Date, to holders of the Series E Preferred Units on the Record Date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Series E Preferred Units and any Parity Securities (including the Series A Preferred Units and the Series B Preferred Units) have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective distribution payment dates, commencing with the earliest. If less than all distributions payable with respect to all Series E Preferred Units and any Parity Securities (including the Series A Preferred Units and the Series B Preferred Units) are paid, any partial payment will be made pro rata with respect to the Series E Preferred Units and any Parity Securities (including the Series A Preferred Units and the Series B Preferred Units) entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series E Preferred Units at such time. Holders of the Series E Preferred Units will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid distributions as described under “—Distributions—Distribution Payment Dates,” no interest or sum of money in lieu of interest will be payable in respect of any distribution payment which may be in arrears on the Series E Preferred Units.

Redemption

Optional Redemption

Commencing on February 15, 2025, we may redeem, at our option, in whole or in part, the Series E Preferred Units at a redemption price in cash equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose. We may undertake multiple partial redemptions.

Redemption Procedures

We will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any units to be redeemed as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the redemption date, (2) the number of Series E Preferred Units to be redeemed and, if less than all outstanding Series E Preferred Units are to be redeemed, the number (and the identification) of units to be redeemed from such holder, (3) the redemption price, (4) the place where the Series

E Preferred Units are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (5) that distributions on the units to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series E Preferred Units are to be redeemed, the number of units to be redeemed will be determined by us, and such units will be redeemed by such method of selection as the Securities Depository shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series E Preferred Units are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series E Preferred Units to be redeemed, and the Securities Depository will determine the number of Series E Preferred Units to be redeemed from the account of each of its participants holding such units in its participant account. Thereafter, each participant will select the number of units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series E Preferred Units for its own account). A participant may determine to redeem Series E Preferred Units from some beneficial owners (including the participant itself) without redeeming Series E Preferred Units from the accounts of other beneficial owners.

So long as the Series E Preferred Units are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series E Preferred Units as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if a certificate representing such units is issued in the name of the Securities Depository or its nominee) of the certificates therefor, if any. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such units will cease to accumulate and all rights of holders of such units as our unitholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions through the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the units to be redeemed), and the holders of any units so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series E Preferred Units, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series E Preferred Units entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series E Preferred Units represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such units is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such units a new certificate (or adjust the applicable book-entry account) representing the number of Series E Preferred Units represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series E Preferred Units called for redemption until funds sufficient to pay the full redemption price of such units, including all accumulated and unpaid distributions to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series E Preferred Units, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series E Preferred Units.

Notwithstanding the foregoing, in the event that full cumulative distributions on the Series E Preferred Units and any Parity Securities (including the Series A Preferred Units and Series B Preferred Units) have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series E Preferred Units or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series E Preferred Units and any Parity Securities. Common units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative distributions on the Series E Preferred Units and any Parity Securities (including the Series A Preferred Units and Series B Preferred Units) for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

Calculation Agent

We will appoint a calculation agent for the Series E Preferred Units prior to the commencement of the Floating Rate Period. If we are unable to obtain a third-party to serve as calculation agent, our general partner may be appointed as the calculation agent.

No Sinking Fund

The Series E Preferred Units will not have the benefit of any sinking fund.

No Fiduciary Duty

We, our general partner, and our general partner’s officers and directors, will not owe any fiduciary duties to holders of the Series E Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Book-Entry System

All Series E Preferred Units offered hereby may be represented by a single certificate issued to the Securities Depository (and its successors or assigns or any other securities depository selected by us), and registered in the name of its nominee (initially, Cede & Co.). The Series E Preferred Units offered hereby may continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Series E Preferred Units offered hereby will be entitled to receive a certificate evidencing such units unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by us to holders of the Series E Preferred Units will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of the Series E Preferred Units, each purchaser of Series E Preferred Units must rely on (1) the procedures of the Securities Depository and its participants to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Series E Preferred Units and (2) the records of the Securities Depository and its participants to evidence its ownership of such Series E Preferred Units.

So long as the Securities Depository (or its nominee) is the sole holder of the Series E Preferred Units, no beneficial holder of the Series E Preferred Units will be deemed to be a unitholder of us. The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series E Preferred Units, whether as a holder of the Series E Preferred Units for its own account or as a nominee for another holder of the Series E Preferred Units.

THE PARTNERSHIP AGREEMENT

The following is a summary of certain material terms of our partnership agreement. For additional information, we refer you to our partnership agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. Although the partnership agreement refers to Series C, C-1 and D preferred units, none of those units remains issued and outstanding; accordingly, the following description does not discuss such series of preferred units.

Organization and Duration

We were formed on August 31, 2006 under the Marshall Islands Limited Partnership Act (or the Marshall Islands Act) and have perpetual existence.

Purpose

Our partnership agreement provides that we may directly or indirectly engage in business activities approved by our general partner, including owning interests in subsidiaries through which we conduct operations. Although our general partner has the ability to cause us to engage in activities other than the marine transportation, processing and storage of crude oil, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner owes a contractual duty of good faith and fair dealing to the holders of Series A Preferred Units, Series B Preferred Units and Series E Preferred Units pursuant to our partnership agreement. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires any limited partner interest from another limited partner, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

No holder of common units, Series A Preferred Units, Series B Preferred Units or Series E Preferred Units is obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following matters require the unitholder or common unitholder vote specified below. Matters requiring the approval of a “common unit majority” require the approval of a majority of our common units.

In voting their common units or any Series A Preferred Units, Series B Preferred Units or Series E Preferred Units they may hold, our general partner and its affiliates have no fiduciary duty or obligation whatsoever to us or our unitholders, including any duty to act in good faith or in the best interests of us and our unitholders.

Action	Common / Unitholder Approval Required
Issuance of additional common units or other limited partner interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our common unitholders. Other amendments generally require the approval of a common unit majority. Please read “—Amendment of Our Partnership Agreement” below.

Merger of our partnership or the sale of all or substantially all of our assets	Common unit majority. Please read “—Merger, Sale or Other Disposition of Assets” below.

Dissolution of our partnership	Common unit majority. Please read “—Termination and Dissolution” below.

Reconstitution of our partnership upon dissolution	Common unit majority. Please read “—Termination and Dissolution” below.

Withdrawal of our general partner	Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Please read “—Withdrawal or Removal of Our General Partner” below.

Removal of our general partner	Not less than 66 2⁄3% of our outstanding common units, voting as a single class, including common units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner” below.

Transfer of the general partner interest in us	No approval rights. Please read “—Transfer of General Partner Interest” below.

Transfer of incentive distribution rights	No approval rights. Please read “—Transfer of Incentive Distribution Rights” below.

Transfer of ownership interests in our general partner	No approval rights. Please read “—Transfer of Ownership Interests in General Partner” below.

Holders of the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units have no voting rights, other than the limited voting rights described in “Description of Equity Securities—Preferred Units—Voting Rights.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act, the limited partner’s liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital the limited partner is obligated to contribute to us for the limited partner’s units plus the limited partner’s share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted that a limited partner “participates in the control” of our business for the purposes of the Marshall Islands Act, then our limited partners could be held personally liable for our obligations under the laws of the Republic of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in the Republic of the Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, at the time of the distribution, after giving effect to the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, an assignee of partnership interests who becomes a limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our ownership or control of operating subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner, without the approval of our unitholders, other than the limited approval rights of the holders of the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units described above under “Description of Equity Securities—Preferred Units—Voting Rights.”

We may fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units, Series A Preferred Units, Series B Preferred Units or Series E Preferred Units we may issue will be entitled to share equally with the then-existing holders of our common units, Series A Preferred Units, Series B Preferred Units or Series E Preferred Units, as applicable, in distributions. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of our common units in our net assets.

In accordance with the Republic of the Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, have special voting or other rights to which our common units, Series A Preferred Units, Series B Preferred Units or Series E Preferred Units are not entitled.

Upon issuance of certain additional partnership securities (including our common units, but excluding our Series A Preferred Units, Series B Preferred Units and Series E Preferred Units), our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its general partner interest in us at the same percentage level as before the issuance. Our general partner’s 0.76% interest in us will thus be reduced if we issue certain additional partnership securities and our general partner does not elect to maintain its 0.76% general partner interest. Our general partner’s interest does not entitle it to receive any portion of distributions made in respect of the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units and our general partner’s interest will not be affected by the issuance of any additional Series A Preferred Units, Series B Preferred Units or Series E Preferred Units. Our general partner and its affiliates also have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest in us, including its interest represented by common units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of our common unitholders to consider and vote upon the proposed amendment. In addition, holders of Series A Preferred Units, Series B Preferred Units and Series E Preferred Units must approve certain amendments as described above under “Description of Equity Securities—Preferred Units—Voting Rights.” Except as we describe below, or for amendments that require Series A Preferred Unit, Series B Preferred Unit or Series E Preferred Unit approval or approval of Series A Preferred Units, Series B Preferred Units and Series E Preferred Units voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable, an amendment must be approved by a common unit majority.

Prohibited Amendments

No amendment may be made that would:

(1)	increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class or series of limited partner interests so affected;

(2)	increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(3)	change the term of our partnership;

(4)	provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a common unit majority; or

(5)	give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of the holders of a common unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1)	a change in our name or the location of our principal place of business, registered agent or registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)	a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction;

(4)	an amendment that is necessary, upon the advice of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities (subject to the limited approval rights of holders of Series A Preferred Units, Series B Preferred Units and Series E Preferred Units described above under “—Voting Rights”);

(6)	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7)	an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(8)	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(9)	a change in our fiscal year or taxable year and related changes;

(10)	certain mergers or conveyances as set forth in our partnership agreement; or

(11)	any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner (subject to the limited approval rights of holders of Series A Preferred Units, Series B Preferred Units and Series E Preferred Units described above under “Description of Equity Securities—Preferred Units—Voting Rights”) if our general partner determines that those amendments:

(1)	do not adversely affect our limited partners (or any particular class or series of limited partners) in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Republic of the Marshall Islands authority;

(3)	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

(4)	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of our units under the provisions of our partnership agreement; or

(5)	are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of our outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class or series of units (other than Series A Preferred Units, Series B Preferred Units or Series E Preferred Units) in relation to other classes or series of units will require the approval of at least a majority of the type or class or series of units so affected; provided, however, that any amendment that would have a material adverse effect on the existing terms of the Series A Preferred Units, Series B Preferred Units or Series E Preferred Units will require the approval of at least two-thirds of the outstanding Series A Preferred Units, Series B Preferred Units or Series E Preferred Units, respectively. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the consent of our general partner, in addition to the approval of a common unit majority. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners; provided, however, that our general partner owes a contractual duty of good faith and fair dealing to holders of the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units pursuant to our partnership agreement. In addition, our partnership agreement generally prohibits our general partner, without common unitholder approval, from causing us to sell, exchange, or otherwise dispose of all or substantially all of our assets. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without unitholder approval.

If conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity.

Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner to dissolve us, if approved by the holders of a common unit majority;

(2)	the absence of any limited partners, unless the partnership is continued without dissolution in accordance with the Marshall Islands Act;

(3)	the entry of a decree of judicial dissolution of us; or

(4)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a common unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as general partner an entity approved by the holders of a common unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in our partnership agreement. The liquidation rights of holders of Series A Preferred Units, Series B Preferred Units and Parity Securities are described under “Description of Equity Securities—Liquidation Rights.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any common unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the common unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a common unit majority may select a successor to that withdrawing general partner. If a successor is not elected, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a common unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding common units, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including common units held by our general partner and its affiliates. The ownership of more than 33 1/3% of our outstanding common units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by our limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Transfer of Ownership Interests in General Partner

At any time, members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our incentive distribution rights may be transferred to one or more persons, without unitholder approval. As a condition of this transfer, the transferee must agree to be bound by the provisions of our partnership agreement.

Transfer of Common Units, Series A Preferred Units, Series B Preferred Units and Series E Preferred Units

By transfer of common units, Series A Preferred Units, Series B Preferred Units or Series E Preferred Units in accordance with our partnership agreement, each transferee of common units, Series A Preferred Units, Series B Preferred Units or Series E Preferred Units automatically is admitted as a limited partner with respect to the common units, Series A Preferred Units, Series B Preferred Units or Series E Preferred Units transferred when such transfer and admission is reflected in our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly. Each transferee automatically is deemed to:

•	represent that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	agree to be bound by the terms and conditions of, and to have executed, our partnership agreement;

•	grants power of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	give the consents and approvals contained in our partnership agreement.

We are entitled to treat the nominee holder of a common unit, Series A Preferred Unit, Series B Preferred Unit or Series E Preferred Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units, Series A Preferred Units, Series B Preferred Units and Series E Preferred Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit, Series A Preferred Unit, Series B Preferred Unit or Series E Preferred Unit has been transferred on our books, we and our transfer agent may treat the record holder of the unit as the absolute owner of such unit for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Teekay Offshore GP L.L.C. as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of our partnership securities of any class or series then outstanding, that person or group will lose voting rights on all of its partnership securities. This loss of voting rights does not apply to the Series A Preferred Units, Series B Preferred Units or Series E Preferred Units or to any person or group that acquires the partnership securities from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the partnership securities with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding limited partner interests of any class or series, except for the Series A Preferred Units, Series B Preferred Units

and Series E Preferred Units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class or series held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is the greater of (x) the average of the daily closing prices of the limited partner interests of such class or series over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for limited partner interests of such class or series during the 90-day period preceding the date such notice is first mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests (except for the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units) may have the holder’s limited partner interests purchased at an undesirable time or price.

Meetings; Voting

Unlike the holders of common stock in a corporation, the holders of our common units have only limited voting rights on matters affecting our business. They have no right to elect our general partner (who manages our operations and activities) or the directors of our general partner, on an annual or other continuing basis. On those matters that are submitted to a vote of common unitholders, each record holder of a common unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued.

Holders of the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units generally have no voting rights. However, holders of Series A Preferred Units, Series B Preferred Units and Series E Preferred Units have limited voting rights as described above under “Description of Equity Securities—Preferred Units—Voting Rights.”

Except as described below regarding a person or group owning 20% or more of any class or series of limited partner interest then outstanding, limited partners as of the record date will be entitled to notice of, and to vote at, any meetings of our limited partners and to act upon matters for which approvals by the holders of such class or series of limited partner interests may be solicited.

Any action that is required or permitted to be taken by our unitholders, or any applicable class or series thereof, may be taken either at a meeting of the applicable unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of our unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class or series for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class, classes or series for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

If at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee approved by the board of directors of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of our partnership securities of any class or series then outstanding, that person or group will lose voting rights on all of its partnership interests, except for the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units, and such partnership interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units, Series A Preferred Units, Series B Preferred Units and Series E Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and the beneficial owner’s nominee provides otherwise.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units, Series A Preferred Units, Series B Preferred Units or Series E Preferred Units under our partnership agreement will be delivered to the record holder by us or by our transfer agent.

Status as Limited Partner

Except as described above under “—Limited Liability,” our common units, Series A Preferred Units, Series B Preferred Units and Series E Preferred Units will be fully paid, and our unitholders will not be required to make additional contributions. By transfer of common units, Series A Preferred Units, Series B Preferred Units or Series E Preferred Units in accordance with our partnership agreement, each transferee of common units, Series A Preferred Units, Series B Preferred Units and Series E Preferred Units shall be admitted as a limited partner with respect to the common units, Series A Preferred Units, Series B Preferred Units or Series E Preferred Units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, fiduciary, trustee or partner of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any affiliate of the general partner or any departing general partner; provided that such person will not be indemnified by reason of providing, on a fee-for-services basis, trustee fiduciary or custodial services; or

(6)	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification.

We are authorized to purchase (or to reimburse our general partner for the costs of) insurance against liabilities asserted against and expenses incurred by our general partner, its affiliates and such other persons as the general partner may determine and described in the paragraph above, whether or not it would have the power to indemnify such person against such liabilities under the provisions described in the paragraphs above. Our general partner has purchased insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We intend to furnish or make available to record holders of our common units, Series A Preferred Units, Series B Preferred Units and Series E Preferred Units, within 120 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we also intend to furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)	a copy of our tax returns;

(3)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4)	copies of our partnership agreement, the certificate of limited partnership of our partnership, related amendments and powers of attorney under which they have been executed;

(5)	information regarding the status of our business and financial condition; and

(6)	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the U.S. Securities Act of 1933, as amended (or the Securities Act), and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay Offshore GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Teekay Corporation and Brookfield, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner, Teekay Offshore GP L.L.C., have certain fiduciary duties to manage our general partner in a manner beneficial to its owners, Teekay Corporation and Brookfield TOGP. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our common unitholders. Teekay Corporation and Brookfield TOGP have the authority to appoint our general partner’s directors, who in turn appoint our general partner’s officers. Under our partnership agreement, we, our general partner and our general partner’s officers and directors will not owe any fiduciary duties to holders of the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that, for non-resident limited partnerships such us, it is to be applied and construed to make the laws of the Republic of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Island Act or decisions of certain Republic of the Marshall Islands courts, the non-statutory law (or case law) of the courts of the State of Delaware is adopted as the law of the Republic of the Marshall Islands. There have been, however, few, if any, court cases in the Republic of the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Republic of the Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner under Republic of the Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less developed nature of Republic of the Marshall Islands law, our public unitholders may have more difficulty in protecting their interests in the face of actions by our general partner or controlling unitholders than would unitholders of a limited partnership organized in the United States.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and restrict our general partner’s fiduciary duties to our unitholders under Republic of the Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of fiduciary duties.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the common unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of our general partner’s board of directors, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but our general partner is not required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from the limited partners. If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that the person is acting in the best interests of the partnership, unless the context otherwise requires. The definition of good faith specified above does not apply to the contractual duty of good faith and fair dealing we owe to holders of Series A Preferred Units, Series B Preferred Units and Series E Preferred Units.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our limited partners, including borrowings that have the purpose or effect of enabling our general partner or its affiliates to receive distributions on the incentive distribution rights.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

Neither our partnership agreement nor any other agreement requires Teekay Corporation or Brookfield to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Teekay Corporation’s and Brookfield’s directors and officers have a fiduciary duty to make these decisions in the best interests of the shareholders of Teekay Corporation and Brookfield, which may be contrary to our interests.

Because directors of our general partner are also directors or officers of Teekay Corporation or Brookfield or their respective affiliates, such directors have fiduciary duties to Teekay Corporation and Brookfield that may cause them to pursue business strategies that disproportionately benefit Teekay Corporation or Brookfield or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation and Brookfield, in resolving conflicts of interest.

Our partnership agreement contains provisions that restrict the standards to which our general partner would otherwise be held by Republic of the Marshall Islands law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of or factors affecting us, our affiliates or any limited partner. Decisions made by our general partner in its individual capacity are made by its owners, Teekay Corporation and Brookfield TOGP, and not by the board of directors of our general partner. Examples include the exercise of the general partner’s limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether to consent to any merger or consolidation involving us.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering support services to us. Our partnership agreement provides that our general partner determine in good faith the expenses that are allocable to us.

Our general partner has limited its liability regarding our obligations.

Our general partner has limited its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties owed to common unitholders or a breach of our general partner’s contractual duty of good faith and fair dealing to holders of the Series A Preferred Units, Series B Preferred Units or Series E Preferred Units, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders and Series A, Series B and Series E Preferred unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, do not and will not grant to the holders of our common units, Series A Preferred Units, Series B Preferred Units or Series E Preferred Units, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not the result of arms’-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, not involving a vote of common unitholders and that is not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf, and our general partner will determine, in good faith, the terms of any of these transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without limited partner approval.

Under our partnership agreement, our general partner has full power and authority to do all things (other than those items that require limited partner approval or with respect to which our general partner has sought conflicts committee approval) on such terms as it determines to be necessary or appropriate to conduct our business including, among others, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership (subject to the limited approval rights of holders of Series A Preferred Units, Series B Preferred Units and Series E Preferred Units described above under “Description of Equity Securities—Preferred Units—Voting Rights”), and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdictions over our business or assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any other limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	subject to the prior payment of all quarterly distributions on the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units through the most recent distribution payment date for the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units, the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us, our controlled affiliates or to itself in the discharge of its duties as our general partner.

Please read “—Meetings; Voting” above and “Description of Equity Securities—Preferred Units—Voting Rights” above for information regarding the voting rights of unitholders.

Limited partner interests, except for the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units, are subject to our general partner’s call right.

Our general partner may exercise its right to call and purchase limited partner interests, except for the Series A Preferred Units, Series B Preferred Units and Series E Preferred Units, as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a limited partner may have limited partner interests purchased by the general partner at an undesirable time or price. Please read “—Call Right” above.

We may choose not to retain separate counsel for ourselves or for the holders of limited partner interests.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units, Series A Preferred Units or the Series B Preferred Units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, Series A Preferred Units or the Series B Preferred Units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Teekay Corporation and Brookfield, may compete with us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, certain businesses or activities described in an omnibus agreement to which we, Teekay Corporation and other affiliates are parties. Similarly, under the omnibus agreement, Teekay Corporation has agreed and has caused its affiliates to agree, for so long as Teekay Corporation controls our partnership, not to engage in certain business or activities relating to the marine transportation and storage services provided to the offshore oil industry. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner, including Teekay Corporation and Brookfield, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner is accountable to us and our common unitholders as a fiduciary. Our general partner owes no fiduciary duty to holders of the Series A Preferred Units, Series B Preferred Units or Series E Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement. Fiduciary duties owed to our unitholders by our general partner are prescribed by law and our partnership agreement. The Marshall Islands Act provides that Republic of the Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to the limited partners and the partnership.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owners, Teekay Corporation and Brookfield TOGP, as well as to holders of our common units. These modifications disadvantage the limited partners because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require the general partner: (1) to account to the partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the partnership business or affairs or derived from a use by the partner of partnership property, including the appropriation of a partnership opportunity; (2) to refrain from dealing with the partnership in the conduct or winding up of the partnership business or affairs as or on behalf of a party having an interest adverse to the partnership; and (3) to refrain from competing with the partnership in the conduct of the partnership business or affairs before the dissolution of the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Republic of the Marshall Islands. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” with respect to common unitholders and will not be subject to any other standard under the laws of the Republic of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. Our partnership agreement provides that the general partner and its affiliates, including us and our general partner’s officers and directors, do not owe any fiduciary duties to holders of the Series A Preferred Units, Series B Preferred Units or Series E Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the partnership agreement. These standards restrict the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of common unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•      “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards restrict the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our limited partners, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement.

As to remedies of limited partners, the Marshall Islands Act permits a limited partner or an assignee of a partnership interest to bring an action in the right of the limited partnership to recover a judgment in its favor if general partners with authority to do so have refused to bring the action or if an effort to cause those general partners to bring the action is not likely to succeed.

Under our partnership agreement, we must indemnify our general partner and its officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful.

Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. Please read “—Indemnification” above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to prospective Series E Preferred Unit holders and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this prospectus, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Offshore Partners L.P.

This discussion is limited to unitholders who hold their Series E Preferred Units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. dollar,

•	persons holding our Series E Preferred Units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10% or more of our units, and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Series E Preferred Units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Series E Preferred Units should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our Series E Preferred Units.

No ruling has been or will be requested from the Internal Revenue Service (or IRS) regarding any matter affecting us or our unitholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership or disposition of our Series E Preferred Units.

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, unitholders are not directly subject to U.S. federal income tax on our income, but rather are subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our Series E Preferred Units that is for U.S. federal income tax purposes (a) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (b) a corporation or other entity taxable as a corporation that was created or organized under the laws of the United States, any state thereof or the District of Columbia, (c) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our Series E Preferred Units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s Series E Preferred Units, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s Series E Preferred Units will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our Series E Preferred Units and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the Series E Preferred Units for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our Series E Preferred Units will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding period requirements and certain other limitations, dividends received with respect to our Series E Preferred Units by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below). Any dividends received with respect to our Series E Preferred Units not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 5% of a preferred stockholder’s adjusted tax basis (or fair market value in certain circumstances) in such stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a stockholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our Series E Preferred Units that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such Series E Preferred Units will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our Series E Preferred Units.

Sale, Exchange or Other Disposition of Series E Preferred Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our Series E Preferred Units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (b) U.S.-source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of our Series E Preferred Units. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our Series E Preferred Units.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (a) at least 75% of its gross income is “passive” income; or (b) at least 50% of the average value of its assets is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our Series E Preferred Units may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our Series E Preferred Units, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not that we are not a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations, including:

•	the total payments due to us under each of our time charters and certain of our FPSO contracts are substantially in excess of the current bareboat charter rate for comparable vessels;

•	the income derived from our contracts of affreightment, time chartering activities and certain of our FPSO contracts will be greater than 25% of our total gross income at all relevant times; and

•	the gross value of our vessels servicing our contracts of affreightment, time charters and certain of our FPSO contracts will exceed the gross value of all other assets we own at all relevant times.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Further, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our Series E Preferred Units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in our Series E Preferred Units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our Series E Preferred Units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our Series E Preferred Units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S.Holder’s holding period of our Series E Preferred Units during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s Series E Preferred Units on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our Series E Preferred Units during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our Series E Preferred Units.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our Series E Preferred Units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Series E Preferred Units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our Series E Preferred Units and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s Series E Preferred Units at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the Series E Preferred Units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Series E Preferred Units over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our Series E Preferred Units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our Series E Preferred Units in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our Series E Preferred Units in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our Series E Preferred Units and for which (a) we were not a QEF with respect to such U.S. Holder and (b) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s Series E Preferred Units exceeds the U.S. Holder’s adjusted tax basis in the Series E Preferred Units at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our Series E Preferred Units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years or, if shorter, the Non-Electing Holder’s holding period for our Series E Preferred Units ), and (b) any gain realized on the sale, exchange or other disposition of our Series E Preferred Units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our Series E Preferred Units ;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder holds our Series E Preferred Units, we are a PFIC and the total value of all PFIC units that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our units. In addition, if a Non-Electing Holder who is an individual dies while owning our Series E Preferred Units, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such Series E Preferred Units.

U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including units in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our Series E Preferred Units under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our Series E Preferred Units.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Series E Preferred Units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our Series E Preferred Units unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business within the United States and the, distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Series E Preferred Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our Series E Preferred Units unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our units is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of, our Series E Preferred Units to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands and is applicable only to persons who do not reside in, maintain offices in or engage in business, operations or transactions in the Republic of the Marshall Islands and are not citizens of the Republic of the Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or our subsidiaries will, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of Series E Preferred Units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the Series E Preferred Units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Accordingly, each unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of him.

Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of Series E Preferred Units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us, Teekay Corporation, Brookfield, Brookfield TOLP and Brookfield TOGP (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.

Teekay Offshore Partners L.P. is considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by Teekay Offshore Partners L.P. to the U.S. Resident Holder in respect of such U.S. Resident Holder’s Series E Preferred Units, provided that (a) Teekay Offshore Partners L.P. does not carry on business in Canada for purposes of the Canada Tax Act and (b) such U.S. Resident Holder does not hold such Series E Preferred Units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s Series E Preferred Units, provided that, for purposes of the Canada-U.S. Treaty, such Series E Preferred Units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.

We believe that the activities and affairs of Teekay Offshore Partners L.P. are conducted in such a manner that Teekay Offshore Partners L.P. is not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of our Series E Preferred Units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is a non-resident of Canada) and Teekay Offshore Group Ltd. (an indirect subsidiary of Teekay Offshore Partners L.P. that is a non-resident of Canada) provide certain services to Teekay Offshore Partners L.P. and obtain some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in Teekay Offshore Partners L.P. being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and, subject to any relief provided under the Canada-U.S. Treaty, would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by Teekay Offshore Partners L.P. in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to a business carried on by us in Canada.

Although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause U.S. Resident Holders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of such unitholder’s investment in us. Accordingly, each prospective unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such unitholder.

UNDERWRITING

Morgan Stanley & Co. LLC, UBS Securities LLC, J.P. Morgan Securities LLC and Stifel, Nicolaus & Company, Incorporated are acting as joint book-running managers of the offering. Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has agreed to purchase severally and not jointly, and we have agreed to sell to that underwriter, the number of Series E Preferred Units set forth opposite the underwriter’s name.

Underwriter	Number of Series E Preferred Units
Morgan Stanley & Co. LLC
UBS Securities LLC
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriting agreement will provide that the obligations of the underwriters to purchase the Series E Preferred Units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Series E Preferred Units (other than those covered by the option to purchase additional Series E Preferred Units described below) if they purchase any of the Series E Preferred Units.

Option to Purchase Additional Series E Preferred Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to                additional Series E Preferred Units, solely to cover over-allotments, if any, at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional Series E Preferred Units approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discounts and Expenses

The underwriters propose to offer some of the Series E Preferred Units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Series E Preferred Units to dealers at the public offering price less a concession not to exceed $        per unit. The underwriters may allow, and the dealers may reallow, a discount not to exceed $        per unit to other dealers. After the initial offering, the public offering price, concession or any other selling term of this offering may be changed.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Series E Preferred Units.

	No Exercise	Full Exercise
Per Series E Preferred Unit	$	$
Total	$	$

We estimate that our total expenses of this offering, excluding the underwriting discounts, will be approximately $        .

Lock-Up Agreement

We have agreed that, for a period of 30 days after the date of this prospectus supplement and subject to certain exceptions, we will not, directly or indirectly, without the prior written consent of the representatives, (1) offer for sale, sell, pledge (other than a pledge currently existing as of the date hereof) or otherwise dispose of any Series E Preferred Units, Series A Preferred Units, Series B Preferred Units or non-convertible securities that are substantially similar to the Series E Preferred Units (collectively, the “Lock-up Securities”) or sell or grant options, rights or warrants with respect to any Lock-up Securities, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of any Lock-up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-up Securities, in cash or otherwise.

The representatives, in their discretion, may release any of the Lock-up Securities in whole or in part at any time with or without notice. The representatives have no present intent or arrangement to release any of the Lock-up Securities. The release of any lock-up is considered on a case-by-case basis. Factors that will be considered in deciding whether to release Lock-up Securities may include the length of time before the lock-up period expires, the number of Lock-up Securities involved, the reason for the requested release, market conditions, the trading price of the Lock-up Securities and the historical trading volume of the Lock-up Securities.

Listing

The Series E Preferred Units are a new issue of securities with no established trading market. We intend to apply to list the Series E Preferred Units on the NYSE under the symbol “TOOPRE.” If the application is approved, trading of the Series E Preferred Units on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series E Preferred Units. The underwriters have advised us that they intend to make a market in the Series E Preferred Units before commencement of trading on the NYSE. They will have no obligation to make a market in the Series E Preferred Units, however, and may cease market-making activities, if commenced, at any time. Accordingly, an active trading market on the NYSE for the Series E Preferred Units may not develop or, even if one develops, may not last, in which case the liquidity and market price of the Series E Preferred Units could be adversely affected, the difference between bid and asked prices could be substantial and your ability to transfer Series E Preferred Units at the time and price desired will be limited.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in the Series E Preferred Units on the NYSE in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of Series E Preferred Units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the representatives, on behalf of the underwriters, may purchase and sell Series E Preferred Units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Series E Preferred Units in excess of the number of Series E Preferred Units to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of Series E Preferred Units made in an amount up to the number of Series E Preferred Units represented by the underwriters’ option to purchase additional Series E Preferred Units. In determining the source of Series E Preferred Units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of Series E Preferred Units available for purchase in the open market as compared to the price at which they may purchase units through the option to purchase additional Series E Preferred Units. Transactions to close out the covered syndicate short position involve either purchases of the Series E Preferred Units in the open market after the distribution has been completed or the exercise of the option to purchase additional Series E Preferred Units. The underwriters may also make “naked” short sales of Series E Preferred Units in excess of the option to purchase additional Series E Preferred Units. The underwriters must close out any naked short position by purchasing Series E Preferred Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series E Preferred Units in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of Series E Preferred Units in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase Series E Preferred Units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Series E Preferred Units. They may also cause the price of the Series E Preferred Units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

The underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Extended Settlement

We expect delivery of the Series E Preferred Units will be made against payment therefor on or about                , 2018, which will be the fifth business day following the date of pricing of the Series E Preferred Units (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series E Preferred Units on the initial pricing date of the Series E Preferred Units or the next two succeeding business days will be required, by virtue of the fact that the Series E Preferred Units initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Indemnification

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

U.S. Registered Broker-Dealers

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Series E Preferred Units in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon. The validity of the Series E Preferred Units offered hereby and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by Watson Farley & Williams LLP. Vinson & Elkins L.L.P., Washington, D.C., will pass upon certain legal matters in connection with the offering on behalf of the underwriters. Vinson & Elkins L.L.P. has represented us from time to time in connection with various matters, including the Brookfield Transaction.

EXPERTS

The consolidated financial statements of Teekay Offshore Partners L.P. as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, management’s assessment of the effectiveness of internal control over financial reporting of Teekay Offshore Partners L.P. as of December 31, 2016 and the consolidated financial statements of OOG TKP FPSO GmbH & Co KG as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, each of which is included in our Annual Report on Form 20-F for the year ended December 31, 2016, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the year ended December 31, 2016;

•	our Reports on Form 6-K furnished to the SEC on May 30, 2017, August 1, 2017, August 28, 2017, September 25, 2017 (Item 1 information only), and November 24, 2017, and our Report on Form 6-K/A furnished to the SEC on December 21, 2017; and

•	all of our subsequent Reports on Form 6-K filed prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus supplement from the SEC through its public reference facilities or its website at the addresses provided in “Where You Can Find More Information” in the accompanying prospectus. You also may request a copy of any document incorporated by reference in this prospectus supplement (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost by visiting our website at www.teekayoffshore.com. The information contained in our website, or any other website, is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also make requests for such documents at no cost by writing or calling us at the following address:

Teekay Offshore Partners L.P.

4th Floor, Belvedere Building,

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of each document.

In reviewing any agreements included as exhibits to the registration statement relating to the Series E Preferred Units covered by this prospectus or to other SEC filings incorporated by reference into this prospectus, please be aware that these agreements are attached as exhibits to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement, which representations and warranties may have been made solely for the benefit of the other parties to the applicable agreement and, as applicable:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that may have been made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement (or such other date or dates as may be specified in the agreement) and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time and should not be relied upon by investors in considering whether to invest in our securities.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the Series E Preferred Units covered by this prospectus supplement. All amounts are estimated.

Legal fees and expenses		$235,000
Accounting fees and expenses		$70,000
Transfer agent fees		$5,000
Printing costs		$30,000
Miscellaneous	$

Total	$

PROSPECTUS

Teekay Offshore Partners L.P.

$200,000,000

Common Units

Preferred Units

Convertible Preferred Units

Debt Securities

Convertible Debt Securities

Warrants

We may, from time to time, offer to sell in one or more offerings up to an aggregate of $200,000,000 of our common units, preferred units, convertible preferred units, debt securities or convertible debt securities, warrants or any combination of the foregoing. We refer to our common units, preferred units, convertible preferred units, debt securities, convertible debt securities and warrants collectively as the “securities.” The securities we may offer may be convertible into or exercisable or exchangeable for other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus.

This prospectus describes some of the general terms that may apply to these securities. Each time we sell securities, the specific terms of the securities to be offered including the amount of securities offered, and any other information relating to a specific offering, will be set forth in an amendment to the registration statement of which this prospectus is a part, or in a supplement to this prospectus, or may be set forth in one or more documents incorporated by reference in this prospectus.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, or through other means, on a continuous or delayed basis. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or may be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common units are traded on the New York Stock Exchange (or NYSE) under the symbol “TOO.” On December 26, 2017, the last reported sale price of our common units on the NYSE was $2.28 per unit. Our 7.25% Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units) and our 8.50% Series B Cumulative Redeemable Preferred Units (or the Series B Preferred Units), are traded on the NYSE under the symbols “TOOPRA” and “TOOPRB,” respectively. On December 26, 2017, the last reported sale prices of our Series A Preferred Units and our Series B Preferred Units on the NYSE were $22.97 per unit and $24.75 per unit, respectively.

Investing in our securities involves a high degree of risk. In addition, limited partnerships are inherently different than corporations. You should carefully consider the section entitled “Forward-Looking Statements” contained on page 2 and each of the factors described under “Risk Factors” beginning on page 4 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 10, 2018

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus. We have not authorized anyone else to give you different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not offering these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed or hereafter file with the U.S. Securities and Exchange Commission (or SEC) that is incorporated by reference into this prospectus, is accurate as of any date other than its respective date. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell from time to time any combination of the common units, preferred units, convertible preferred units, debt securities, convertible debt securities or warrants described in this prospectus in one or more offerings up to an aggregate offering price of $200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the offering and of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. If information varies between this prospectus and any applicable prospectus supplement, you should rely on the information in the prospectus supplement.

You should rely only on the information contained in this prospectus, any prospectus supplement, any written communication from us or any “free writing prospectus” we may authorize to be delivered to you and the documents incorporated by reference herein and therein. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in or incorporated by reference into this prospectus, any prospectus supplement or any “free writing prospectus” we may authorize to be delivered to you is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects, as well as other information, may have changed since such dates.

Unless otherwise indicated, references in this prospectus to “Teekay Offshore Partners,” “we,” “us” and “our” and similar terms refer to Teekay Offshore Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common or preferred units or debt securities described herein, shall mean specifically Teekay Offshore Partners L.P. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States (or GAAP).

You should read carefully this prospectus, the applicable prospectus supplement, any applicable free writing prospectus, and the additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are “forward-looking statements”. The Private Securities Litigation Reform Act of 1995, as amended, provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements reflect management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us. Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results could differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited, to those factors discussed under the heading “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Reports on Form 20-F and any Reports on Form 6-K that we incorporate herein by reference, as well as in any prospectus supplement relating to this prospectus and other public filings with the SEC.

We undertake no obligation to update any forward-looking statement to reflect any change in our expectations or events or circumstances that may arise after the date on which such statement is made. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In addition, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement, and accordingly, you should not place undue reliance on forward-looking statements.

TEEKAY OFFSHORE PARTNERS L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry, focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream market. In September 2017, an affiliate of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or Brookfield) purchased from an affiliate of Teekay Corporation a 49% interest in our general partner and purchased from us common units. We seek to leverage the expertise, relationships and reputations of Teekay Corporation and Brookfield to pursue long-term growth opportunities. Our growth strategy focuses primarily on increasing our fleet of shuttle tankers and floating production, storage and offloading (or FPSO) units under medium to long-term charters while evaluating opportunities to expand into related offshore services segments. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered into, and may enter into additional joint ventures and partnerships with companies that may provide increased access to new opportunities, and we may engage in vessel or business acquisitions. We are structured as a master limited partnership. As of September 25, 2017, the public held a total of 26.7% of our outstanding common units, Brookfield TK TOLP L.P. (or Brookfield TOLP), an affiliate of Brookfield, held 59.5% of our outstanding common units and Brookfield TK TOGP L.P. (or Brookfield TOGP), an affiliate of Brookfield, held a 49% interest in our general partner, and an affiliate of Teekay Corporation held the remaining 13.8% of our outstanding common units and a 51% interest in our general partner.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. Our general partner, Teekay Offshore GP L.L.C., a Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities.

Our general partner does not receive any management fee or other compensation in connection with its management of our business, but it is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. Pursuant to services agreements between us and our subsidiaries, on the one hand, and subsidiaries of Teekay Corporation, on the other hand, the Teekay Corporation subsidiaries provide to us certain administrative services and to our subsidiaries certain strategic, business development, advisory, ship management, technical and administrative services.

We are a limited partnership organized under the laws of the Republic of The Marshall Islands. Our principal executive offices are located at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda, and our phone number is (441) 298-2530. Our website address is www.teekayoffshore.com. The information contained in our website is not part of this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before investing in our securities, you should carefully consider all of the information included or incorporated by reference into this prospectus. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. When evaluating an investment in any of our securities, you should carefully consider the following risk factor together with all other information included in this prospectus, including those risks discussed under the caption “Risk Factors” in our latest Annual Report on Form 20-F, and if applicable, in our Reports on Form 6-K, filed with or furnished to the SEC, which are incorporated by reference into this prospectus, and information included in any applicable prospectus supplement. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties known or not known to us or that we deem immaterial may also impair our business, financial condition, results of operations and prospects.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income,” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not we are not a PFIC based on representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and operations. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Material United States Federal Income Tax Considerations”) held units, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. Holders if we are treated as a PFIC, please read “Material United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from our sale of securities covered by this prospectus for general partnership purposes, which may include, among other things:

•	paying or refinancing a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions.

The actual application of proceeds from the sale of any particular offering of securities covered by this prospectus will be described in the applicable prospectus supplement relating to the offering.

RATIO OF EARNINGS TO FIXED CHARGES AND

TO FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

The following table sets forth our ratio of earnings to fixed charges and of earnings to fixed charges and preferred unit distributions for each of the periods indicated.

	Nine Months Ended September 30, 2017		Year Ended December 31,
			2016		2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	—	(2)	1.1x		1.6x	1.2x	1.7x	2.9x
Ratio of earnings to fixed charges and preferred unit distributions(1)	—	(2)	—	(3)	1.4x	1.1x	1.6x	2.9x

(1)	This data is unaudited for all periods presented. For purposes of computing these ratios on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, and subtracting interest capitalized. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) interest within time-charter hire expense. Preferred unit distributions represent the amount of pre-tax earnings that is required to pay the cash distributions on outstanding preferred units and is computed as the amount of (x) the distribution divided by (y) the result of one minus the effective income tax rate applicable to continuing operations. No preferred units were outstanding during any of 2012. We issued Series A Preferred Units in April 2013, Series B Preferred Units in April 2015, Series C Preferred Units in July 2015, Series C-1 Preferred Units in June 2016 and Series D Preferred Units in June 2016. In June 2016, we exchanged all outstanding Series C Preferred Units for common units and Series C-1 Preferred Units. In September 2017, we repurchased and subsequently cancelled all outstanding Series C-1 and Series D Preferred Units.
(2)	For the nine months ended September 30, 2017, the ratio of earnings to fixed charges and to fixed charges and preferred unit distributions were in each case less than 1.0x. The amount of the deficiencies were $338.6 million and $379.5 million, respectively.
(3)	For the year ended December 31, 2016, the ratio of earnings to fixed charges and preferred unit distributions was less than 1.0x. The amount of the deficiency was $34.7 million.

DESCRIPTION OF EQUITY SECURITIES

The following descriptions of our common units and Series A Preferred Units and Series B Preferred Units do not purport to be complete and are subject to, and qualified in their entirety by reference to, the provisions of our fifth amended and restated partnership agreement (or the partnership agreement), which is incorporated by reference into this prospectus supplement, and sets forth the terms of our common units, Series A Preferred Units and our Series B Preferred Units. Although the partnership agreement refers to Series C, C-1 and D preferred units, none of those units remains issued and outstanding; accordingly, the following descriptions do not discuss such series of preferred units. A copy of the partnership agreement may be obtained from us as described under “Where You Can Find Additional Information.” We may also offer additional common units, preferred units or convertible preferred units, in one or more series, the terms of which may differ substantially from the terms of the Series A Preferred Units and Series B Preferred Units described herein. We will set forth in an accompanying prospectus supplement a description of the preferred units or convertible preferred units that may be offered under this prospectus. The terms of the offering of securities, including the public offering price and any net proceeds to us, will be contained in the accompanying prospectus supplement and other offering material relating to such offering.

Common Units

Our common units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the rights of holders of our common units to receive partnership distributions, please read “Cash Distributions.” For a description of certain other rights and privileges of holders of our common units under our partnership agreement, please read “The Partnership Agreement.”

Number of Units

As of December 20, 2017, there were 410,045,210 of our common units outstanding. The common units represent an aggregate 99.24% limited partner interest and the general partner interest represents a 0.76% general partner interest in us. Our general partner’s 0.76% interest in us will be reduced if we issue certain additional partnership securities and our general partner does not elect to invest in such securities to maintain its 0.76% general partner interest. Please read “The Partnership Agreement—Issuance of Additional Securities.”

Voting

On any matter in which the holders of our common units are entitled to vote as a class, such holders will be entitled to one vote per unit. For a description of matters on which the common units are entitled to vote, please read “The Partnership Agreement.”

Distributions

The holders of our common units are entitled to receive, to the extent permitted by law, such distributions as may from time to time be declared by our general partner’s board of directors. Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of our common units are entitled to receive distributions of our assets, after we have satisfied or made provision for our debts and other obligations and for payment to the holders any class or series of limited partner interests (including the Series A Preferred Units and the Series B Preferred Units) having preferential rights to receive distributions of our assets.

Exchange Listing

Our common units are listed on the New York Stock Exchange, where they trade under the symbol “TOO.”

Transfer Agent and Registrar

Computershare Inc. serves as registrar and transfer agent for our common units.

Preferred Units

In April 2013, we issued 6,000,000 of our Series A Preferred Units, which are all outstanding as of the date hereof. In April 2015, we issued 5,000,000 of our Series B Preferred Units, which are all outstanding as of the date hereof. We may, without notice to or consent of the holders of the then-outstanding Series A Preferred Units or Series B Preferred Units, authorize and issue additional Series A Preferred Units, Series B Preferred Units and Junior Securities (as defined in the partnership agreement). We may authorize and issue Parity Securities and Senior Securities (as defined in the partnership agreement), subject to any rights of the holders of the then-outstanding Series A Preferred Units and Series B Preferred Units described under “—Voting Rights.”

The Series A Preferred Units and Series B Preferred Units entitle the holders thereof to receive cumulative cash distributions when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose. Subject to the matters described under “—Liquidation Rights,” each Series A Preferred Unit and Series B Preferred Unit generally has a fixed liquidation preference of $25.00 per unit plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series A Preferred Units and Series B Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Units and Series B Preferred Units rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All the Series A Preferred Units and all the Series B Preferred Units, respectively, are represented by a single certificate issued to the Depository Trust Company (or the Securities Depository) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series A Preferred Units or Series B Preferred Units will be entitled to receive a certificate representing such units unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “—Book-Entry System.”

The Series A Preferred Units and the Series B Preferred Units are not convertible into common units or other of our securities, and the Series A Preferred Units and the Series B Preferred do not have exchange rights and are not entitled or subject to any preemptive or similar rights. The Series A Preferred Units and Series B Preferred Units are not subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Units and Series B Preferred Units are subject to redemption, in whole or in part, at our option commencing on April 30, 2018 and April 20, 2020, respectively. Please read “—Redemption.”

Computershare serves as the paying agent (or the Paying Agent), and the registrar and transfer agent (or the Registrar and Transfer Agent) for the Series A Preferred Units and Series B Preferred Units. The address of the Paying Agent is 250 Royall Street, Canton MA 02021.

Ranking

The Series A Preferred Units and Series B Preferred Units, with respect to anticipated quarterly distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, rank:

•	senior to the Junior Securities (including our common units);

•	on a parity with other Parity Securities; and

•	junior to the Senior Securities.

Under the partnership agreement, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series A Preferred Units or Series B Preferred Units. Our general partner’s board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any units of that series. Our general partner’s board of directors will also determine the number of units constituting each series of securities. Our ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “—Voting Rights.”

Liquidation Rights

The holders of outstanding Series A Preferred Units and Series B Preferred Units will be entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per unit in cash plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common units or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series A Preferred Units, Series B Preferred Units and any other Parity Securities are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Preferred Units, Series B Preferred Units and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series A Preferred Units and Series B Preferred Units and other Parity Securities, our remaining assets and funds will be distributed among the holders of the common units and any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Series A Preferred Units and Series B Preferred Units have no voting rights except as set forth below or as otherwise provided by Republic of the Marshall Islands law. In the event that six quarterly distributions, whether consecutive or not, payable on the Series A Preferred Units or Series B Preferred Units are in arrears, the holders of the Series A Preferred Units and Series B Preferred Units will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, to elect one member of our general partner’s board of directors, and the size of our general partner’s board of directors will be increased as needed to accommodate such change (unless the holders of Series A Preferred Units, Series B Preferred Units and Parity Securities upon which like voting rights have been conferred, voting as a class, have previously elected a member of our general partner’s board of directors, and such director continues then to serve on the board of directors). Distributions payable on the Series A Preferred Units or Series B Preferred Units, as applicable, will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent Distribution Payment Date (as defined below) have not been paid on all outstanding Series A Preferred Units or Series B Preferred Units, as applicable. The right of such holders of Series A Preferred Units and Series B Preferred Units to elect a member of our general partner’s board of directors will continue until such time as all distributions accumulated and in arrears on the Series A Preferred Units or Series B Preferred Units, as applicable, have been paid in full, or funds for the payment thereof have been declared and set aside, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly distributions as described above. Upon any termination of the right of the holders of the Series A Preferred Units, Series B Preferred Units and any other Parity Securities to vote as a class for such director, the term of office of such director then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series A Preferred Units, Series B Preferred Units and any other Parity Securities shall each be entitled to one vote per director on any matter before our general partner’s board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that has a material adverse effect on the existing terms of the Series A Preferred Units. Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Preferred Units, voting as a single class, we may not adopt any amendment to our partnership agreement that has a material adverse effect on the existing terms of the Series B Preferred Units.

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units and Series B Preferred Units, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not:

•	issue any Parity Securities or Senior Securities if the cumulative distributions payable on outstanding Series A Preferred Units or Series B Preferred Units are in arrears; or

•	create or issue any Senior Securities.

On any matter described above in which the holders of the Series A Preferred Units or Series B Preferred Units are entitled to vote as a class, such holders will be entitled to one vote per unit. The Series A Preferred Units and Series B Preferred Units held by us or any of our subsidiaries or affiliates will not be entitled to vote.

Series A Preferred Units and Series B Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Distributions

General

Holders of Series A Preferred Units and Series B Preferred Units are entitled to receive, when, as and if declared by our general partner’s board of directors out of legally available funds for such purpose, cumulative cash distributions.

Distribution Rate

Distributions on the Series A Preferred Units accrue at a rate of 7.25% per annum per $25.00 stated liquidation preference per Series A Preferred Unit. Distributions on the Series B Preferred Units accrue at a rate of 8.50% per annum per $25.00 stated liquidation preference per Series B Preferred Unit.

Distribution Payment Dates

The “Distribution Payment Dates” for the Series A Preferred Units and Series B Preferred Units are each February 15, May 15, August 15 and November 15. Distributions accumulate in each distribution period from and including the preceding Distribution Payment Date to but excluding the applicable Distribution Payment Date for such distribution period, and distributions accrue on accumulated distributions at the applicable distribution rate. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions. Distributions on the Series A Preferred Units and Series B Preferred Units are payable based on a 360-day year consisting of twelve 30-day months. “Business Day” means a day on which The New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Distributions

Not later than the close of business, New York City time, on each Distribution Payment Date, we will pay those quarterly distributions, if any, on the Series A Preferred Units and Series B Preferred Units that have been declared by our general partner’s board of directors to the holders of such units as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (or Record Date) is the fifth Business Day immediately preceding the applicable Distribution Payment Date, except that in the case of payments of distributions in arrears, the Record Date with respect to a Distribution Payment Date will be such date as may be designated by our general partner’s board of directors in accordance with our partnership agreement, as amended.

So long as the Series A Preferred Units and Series B Preferred Units are held of record by the nominee of the Securities Depository, declared distributions will be paid to the Securities Depository in same-day funds on each Distribution Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series A Preferred Units and Series B Preferred Units in accordance with the instructions of such beneficial owners.

No distribution may be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in units of Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units, Series B Preferred Units and any Parity Securities through the most recent respective distribution payment dates. Accumulated distributions in arrears for any past distribution period may be declared by our general partner’s board of directors and paid on any date fixed by our general partner’s board of directors, whether or not a Distribution Payment Date, to holders of the Series A Preferred Units and Series B Preferred Units on the Record Date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Series A Preferred Units, Series B Preferred Units and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective distribution payment dates, commencing with the earliest. If less than all distributions payable with respect to all Series A Preferred Units, Series B Preferred Units and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series A Preferred Units, Series B Preferred Units and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series A Preferred Units, Series B Preferred Units and other such Parity Securities at such time. Holders of the Series A Preferred Units or Series B Preferred Units will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid distributions as described under “—Distributions—Distribution Rate,” no interest or sum of money in lieu of interest will be payable in respect of any distribution payment which may be in arrears on the Series A Preferred Units or Series B Preferred Units.

Redemption

Optional Redemption

Commencing on April 30, 2018, we may redeem, at our option, in whole or in part, the Series A Preferred Units at a redemption price in cash equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Commencing on April 20, 2020, we may redeem, at our option, in whole or in part, the Series B Preferred Units at a redemption price in cash equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose. We may undertake multiple partial redemptions.

Redemption Procedures

We will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any units to be redeemed as such holders’

names appear on our unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the redemption date, (2) the number of Series A Preferred Units or Series B Preferred Units, as applicable, to be redeemed and, if less than all outstanding Series A Preferred Units or Series B Preferred Units are to be redeemed, the number (and the identification) of units to be redeemed from such holder, (3) the redemption price, (4) the place where the Series A Preferred Units or Series B Preferred Units are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (5) that distributions on the units to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series A Preferred Units or Series B Preferred Units, as applicable, are to be redeemed, the number of units to be redeemed will be determined by us, and such units will be redeemed by such method of selection as the Securities Depository shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series A Preferred Units or Series B Preferred Units, as applicable, are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series A Preferred Units or Series B Preferred Units, as applicable, to be redeemed, and the Securities Depository will determine the number of Series A Preferred Units or Series B Preferred Units to be redeemed from the account of each of its participants holding such units in its participant account. Thereafter, each participant will select the number of units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series A Preferred Units or Series B Preferred Units, as applicable, for its own account). A participant may determine to redeem Series A Preferred Units or Series B Preferred Units, as applicable, from some beneficial owners (including the participant itself) without redeeming Series A Preferred Units or Series B Preferred Units from the accounts of other beneficial owners.

So long as the Series A Preferred Units or Series B Preferred Units, as applicable, are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Units or Series B Preferred Units, as applicable, as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such units is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such units will cease to accumulate and all rights of holders of such units as our unitholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions through the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the units to be redeemed), and the holders of any units so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series A Preferred Units or Series B Preferred Units, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series A Preferred Units or Series B Preferred Units entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series A Preferred Units or Series B Preferred Units, as applicable, represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such units is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such units a new certificate (or adjust the applicable book-entry account) representing the number of Series A Preferred Units or Series B Preferred Units represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series A Preferred Units or Series B Preferred Units called for redemption until funds sufficient to pay the full redemption price of such units, including all accumulated and unpaid distributions to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series A Preferred Units and Series B Preferred Units, subject to compliance with all applicable securities and other laws.

Notwithstanding the foregoing, in the event that full cumulative distributions on the Series A Preferred Units, Series B Preferred Units and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Units, Series B Preferred Units or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Units, Series B Preferred Units and any Parity Securities. Common units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative distributions on the Series A Preferred Units, Series B Preferred Units and any Parity Securities for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

No Sinking Fund

Neither the Series A Preferred Units nor the Series B Preferred Units have the benefit of any sinking fund.

No Fiduciary Duty

We, our general partner, and our general partner’s officers and directors, do not owe any fiduciary duties to holders of the Series A Preferred Units or Series B Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Book-Entry System

All Series A Preferred Units and all Series B Preferred Units, respectively, are represented by a single certificate issued to the Securities Depository (and its successors or assigns or any other securities depository selected by us), and registered in the name of its nominee (initially, Cede & Co.). No holder of Series A Preferred Units or Series B Preferred Units is entitled to receive a certificate evidencing such units unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by us to holders of the Series A Preferred Units or Series B Preferred Units will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to holders of Series A Preferred Units or Series B Preferred Units, each purchaser of Series A Preferred Units and Series B Preferred Units must rely on (1) the procedures of the Securities Depository and its participants to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Series A Preferred Units and Series B Preferred Units and (2) the records of the Securities Depository and its participants to evidence its ownership of such Series A Preferred Units and Series B Preferred Units.

So long as the Securities Depository (or its nominee) is the sole holder of the Series A Preferred Units or Series B Preferred Units, as applicable, no beneficial holder of the Series A Preferred Units or Series B Preferred Units will be deemed to be a unitholder of us. The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series A Preferred Units and Series B Preferred Units, whether as a holder of the Series A Preferred Units or Series B Preferred Units for its own account or as a nominee for another holder of the Series A Preferred Units or Series B Preferred Units.

THE PARTNERSHIP AGREEMENT

The following is a summary of certain material terms of our partnership agreement. For additional information, we refer you to our partnership agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. Although the partnership agreement refers to Series C, C-1 and D preferred units, none of those units remains issued and outstanding; accordingly, the following description does not discuss such series of preferred units.

Organization and Duration

We were formed on August 31, 2006 under the Marshall Islands Limited Partnership Act (or the Marshall Islands Act) and have perpetual existence.

Purpose

Our partnership agreement provides that we may directly or indirectly engage in business activities approved by our general partner, including owning interests in subsidiaries through which we conduct operations. Although our general partner has the ability to cause us to engage in activities other than the marine transportation, processing and storage of crude oil, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner owes a contractual duty of good faith and fair dealing to the holders of Series A Preferred Units and Series B Preferred Units pursuant to our partnership agreement. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires any limited partner interest from another limited partner, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

No holder of common units, Series A Preferred Units or Series B Preferred Units is obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following matters require the unitholder or common unitholder vote specified below. Matters requiring the approval of a “common unit majority” require the approval of a majority of our common units.

In voting their common units or any Series A Preferred Units or Series B Preferred Units they may hold, our general partner and its affiliates (including for certainty Teekay Corporation and Brookfield) have no fiduciary duty or obligation whatsoever to us or our unitholders, including any duty to act in good faith or in the best interests of us and our unitholders.

Action	Common / Unitholder Approval Required
Issuance of additional common units or other limited partner interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our common unitholders. Other amendments generally require the approval of a common unit majority. Please read “—Amendment of Our Partnership Agreement” below.

Merger of our partnership or the sale of all or substantially all of our assets	Common unit majority. Please read “—Merger, Sale or Other Disposition of Assets” below.

Dissolution of our partnership	Common unit majority. Please read “—Termination and Dissolution” below

Reconstitution of our partnership upon dissolution	Common unit majority. Please read “—Termination and Dissolution” below.

Withdrawal of our general partner	Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Please read “—Withdrawal or Removal of Our General Partner” below.

Removal of our general partner	Not less than 66 2/3% of our outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner” below.

Transfer of the general partner interest in us	No approval rights. Please read “—Transfer of General Partner Interest” below.

Transfer of incentive distribution rights	No approval rights. Please read “—Transfer of Incentive Distribution Rights” below.

Transfer of ownership interests in our general partner	No approval rights. Please read “—Transfer of Ownership Interests in General Partner” below.

Holders of the Series A Preferred Units and Series B Preferred Units have no voting rights, other than the limited voting rights described in “Description of Equity Securities—Preferred Units—Voting Rights.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act, the limited partner’s liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital the limited partner is obligated to contribute to us for the limited partner’s units plus the limited partner’s share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted that a limited partner “participates in the control” of our business for the purposes of the Marshall Islands Act, then our limited partners could be held personally liable for our obligations under the laws of the Republic of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in the Republic of the Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, at the time of the distribution, after giving effect to the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, an assignee of partnership interests who becomes a limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our ownership or control of operating subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner, without the approval of our unitholders, other than the limited approval rights of the holders of the Series A Preferred Units and Series B Preferred Units described above under “Description of Equity Securities—Preferred Units—Voting Rights.”

We may fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units, Series A Preferred Units or Series B Preferred Units we may issue will be entitled to share equally with the then-existing holders of our common units, Series A Preferred Units or Series B Preferred Units, as applicable, in distributions. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of our common units in our net assets.

In accordance with the Republic of the Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, have special voting or other rights to which our common units, Series A Preferred Units or Series B Preferred Units are not entitled.

Upon issuance of certain additional partnership securities (including our common units, but excluding our Series A Preferred Units and Series B Preferred Units), our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its general partner interest in us at the same percentage level as before the issuance. Our general partner’s 0.76% interest in us will thus be reduced if we issue certain additional partnership securities and our general partner does not elect to maintain its 0.76% general partner interest. Our general partner’s interest does not entitle it to receive any portion of distributions made in respect of the Series A Preferred Units and Series B Preferred Units and our general partner’s interest will not be affected by the issuance of any additional Series A Preferred Units or Series B Preferred Units. Our general partner and its affiliates also have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest in us, including its interest represented by common units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of our common unitholders to consider and vote upon the proposed amendment. In addition, holders of Series A Preferred Units and Series B Preferred Units must approve certain amendments as described above under “Description of Equity Securities—Preferred Units—Voting Rights.” Except as we describe below, or for amendments that require Series A Preferred Unit or Series B Preferred Unit approval or approval of Series A Preferred Units and Series B Preferred Units voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable, an amendment must be approved by a common unit majority.

Prohibited Amendments

No amendment may be made that would:

(1)	increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class or series of limited partner interests so affected;

(2)	increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(3)	change the term of our partnership;

(4)	provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by the holders of a common unit majority; or

(5)	give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of the holders of a common unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1)	a change in our name or the location of our principal place of business, registered agent or registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)	a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction;

(4)	an amendment that is necessary, upon the advice of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities (subject to the limited approval rights of holders of Series A Preferred Units and Series B Preferred Units described above under “—Voting Rights”);

(6)	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7)	an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(8)	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(9)	a change in our fiscal year or taxable year and related changes;

(10)	certain mergers or conveyances as set forth in our partnership agreement; or

(11)	any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner (subject to the limited approval rights of holders of Series A Preferred Units and Series B Preferred Units described above under “Description of Equity Securities—Preferred Units—Voting Rights”) if our general partner determines that those amendments:

(1)	do not adversely affect our limited partners (or any particular class or series of limited partners) in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Republic of the Marshall Islands authority;

(3)	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

(4)	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of our units under the provisions of our partnership agreement; or

(5)	are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of our outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class or series of units (other than Series A Preferred Units or Series B Preferred Units) in relation to other classes or series of units will require the approval of at least a majority of the type or class or series of units so affected; provided, however, that any amendment that would have a material adverse effect on the existing terms of the Series A Preferred Units or Series B Preferred Units will require the approval of at least two-thirds of the outstanding Series A Preferred Units or Series B Preferred Units, respectively. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the consent of our general partner, in addition to the approval of a common unit majority. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners; provided, however, that our general partner owes a contractual duty of good faith and fair dealing to holders of the Series A Preferred Units and Series B Preferred Units pursuant to our partnership agreement. In addition, our partnership agreement generally prohibits our general partner, without common unitholder approval, from causing us to sell, exchange, or otherwise dispose of all or substantially all of our assets. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without unitholder approval.

If conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity.

Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner to dissolve us, if approved by the holders of a common unit majority;

(2)	the absence of any limited partners, unless the partnership is continued without dissolution in accordance with the Marshall Islands Act;

(3)	the entry of a decree of judicial dissolution of us; or

(4)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a common unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as general partner an entity approved by the holders of a common unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in our partnership agreement. The liquidation rights of holders of Series A Preferred Units, Series B Preferred Units and Parity Securities are described under “Description of Equity Securities—Liquidation Rights.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner without first obtaining approval of any common unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the common unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a common unit majority may select a successor to that withdrawing general partner. If a successor is not elected, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a common unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including common units held by our general partner and its affiliates. The ownership of more than 33 1/3% of our outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by our limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Transfer of Ownership Interests in General Partner

At any time, members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our incentive distribution rights may be transferred to one or more persons, without unitholder approval. As a condition of this transfer, the transferee must agree to be bound by the provisions of our partnership agreement.

Transfer of Common Units, Series A Preferred Units and Series B Preferred Units

By transfer of common units, Series A Preferred Units or Series B Preferred Units in accordance with our partnership agreement, each transferee of common units, Series A Preferred Units or Series B Preferred Units automatically is admitted as a limited partner with respect to the common units, Series A Preferred Units or Series B Preferred Units transferred when such transfer and admission is reflected in our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly. Each transferee automatically is deemed to:

•	represent that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	agree to be bound by the terms and conditions of, and to have executed, our partnership agreement;

•	grants power of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

•	give the consents and approvals contained in our partnership agreement.

We are entitled to treat the nominee holder of a common unit, Series A Preferred Unit or Series B Preferred Unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units, Series A Preferred Units and Series B Preferred Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit, Series A Preferred Unit or Series B Preferred Unit has been transferred on our books, we and our transfer agent may treat the record holder of the unit as the absolute owner of such unit for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Teekay Offshore GP L.L.C. as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of our partnership securities of any class or series then outstanding, that person or group will lose voting rights on all of its partnership securities. This loss of voting rights does not apply to the Series A Preferred Units or Series B Preferred Units or to any person or group that acquires the partnership securities from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the partnership securities with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding limited partner interests of any class or series, except for the Series A Preferred Units and Series B Preferred Units, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class or series held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is the greater of (x) the average of the daily closing prices of the limited partner interests of such class or series over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for limited partner interests of such class or series during the 90-day period preceding the date such notice is first mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests (except for the Series A Preferred Units and Series B Preferred Units) may have the holder’s limited partner interests purchased at an undesirable time or price.

Meetings; Voting

Unlike the holders of common stock in a corporation, the holders of our common units have only limited voting rights on matters affecting our business. They have no right to elect our general partner (who manages our operations and activities) or the directors of our general partner, on an annual or other continuing basis. On those matters that are submitted to a vote of common unitholders, each record holder of a common unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued.

Holders of the Series A Preferred Units and Series B Preferred Units generally have no voting rights. However, holders of Series A Preferred Units and Series B Preferred Units have limited voting rights as described above under “Description of Equity Securities—Preferred Units—Voting Rights.”

Except as described below regarding a person or group owning 20% or more of any class or series of limited partner interest then outstanding, limited partners as of the record date will be entitled to notice of, and to vote at, any meetings of our limited partners and to act upon matters for which approvals by the holders of such class or series of limited partner interests may be solicited.

Any action that is required or permitted to be taken by our unitholders, or any applicable class or series thereof, may be taken either at a meeting of the applicable unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of our unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class or series for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class, classes or series for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

If at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates or a transferee approved by the board of directors of our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of our partnership securities of any class or series then outstanding, that person or group will lose voting rights on all of its partnership interests, except for the Series A Preferred Units and Series B Preferred Units, and such partnership interests may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units, Series A Preferred Units and Series B Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and the beneficial owner’s nominee provides otherwise.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units, Series A Preferred Units or Series B Preferred Units under our partnership agreement will be delivered to the record holder by us or by our transfer agent.

Status as Limited Partner

Except as described above under “—Limited Liability,” our common units, Series A Preferred Units and Series B Preferred Units will be fully paid, and our unitholders will not be required to make additional contributions. By transfer of common units, Series A Preferred Units or Series B Preferred Units in accordance with our partnership agreement, each transferee of common units, Series A Preferred Units and Series B Preferred Units shall be admitted as a limited partner with respect to the common units, Series A Preferred Units or Series B Preferred Units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, fiduciary, trustee or partner of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any affiliate of the general partner or any departing general partner; provided that such person will not be indemnified by reason of providing, on a fee-for-services basis, trustee fiduciary or custodial services; or

(6)	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification.

We are authorized to purchase (or to reimburse our general partner for the costs of) insurance against liabilities asserted against and expenses incurred by our general partner, its affiliates and such other persons as the general partner may determine and described in the paragraph above, whether or not it would have the power to indemnify such person against such liabilities under the provisions described in the paragraphs above. Our general partner has purchased insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We intend to furnish or make available to record holders of our common units, Series A Preferred Units and Series B Preferred Units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we also intend to furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)	a copy of our tax returns;

(3)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4)	copies of our partnership agreement, the certificate of limited partnership of our partnership, related amendments and powers of attorney under which they have been executed;

(5)	information regarding the status of our business and financial condition; and

(6)	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the U.S. Securities Act of 1933, as amended (or the Securities Act), and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay Offshore GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

In connection with Brookfield’s investment in us in September 2017 and related transactions, we, Brookfield TOLP and Teekay Corporation entered into a registration rights agreement relating to the registration under the Securities Act of certain of our common units and warrants (or the Registration Rights Agreement). During the period the Registration Rights Agreement is in effect, we have agreed with Brookfield and Teekay Corporation to suspend the registration rights granted to our general partner and its affiliates under our partnership agreement, which are described above. The Registration Rights Agreement provides each of Brookfield TOLP and Teekay Corporation with the right to demand that we file, prior to September 25, 2018, a shelf registration statement with respect to (a) our common units beneficially owned by Brookfield TOLP and its affiliates or Teekay Corporation and its affiliates as of September 25, 2017, including those common units issued to Brookfield TOLP and to an affiliate of Teekay Corporation on such date and (b) our common units issuable upon the exercise of warrants we issued to Brookfield TOLP and to an affiliate of Teekay Corporation in connection with their respective purchases of common units on September 25, 2017 (collectively, the Registrable Securities). The Registration Rights Agreement also provides Brookfield TOLP and Teekay Corporation the right to demand that we register the Registrable Securities in an underwritten offering, on or after September 25, 2018, as well as the right to include the Registrable Securities in any registration statement filed by us in connection with a public offering of our common units or securities convertible into, or exchangeable for, common units, subject to customary exceptions and limitations. The Registration Rights Agreement provides that we will pay all registration expenses other than underwriting discounts and commissions (which will be paid by the holder of the securities being registered), but including the reasonable fees and expenses of any counsel on behalf of the holders of the Registrable Securities.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Teekay Corporation and Brookfield, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner, Teekay Offshore GP L.L.C., have certain fiduciary duties to manage our general partner in a manner beneficial to its owners, Teekay Corporation and Brookfield TOGP. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our common unitholders. Teekay Corporation and Brookfield TOGP have the authority to appoint our general partner’s directors, who in turn appoint our general partner’s officers. Under our partnership agreement, we, our general partner and our general partner’s officers and directors will not owe any fiduciary duties to holders of the Series A Preferred Units and Series B Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that, for non-resident limited partnerships such us, it is to be applied and construed to make the laws of the Republic of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Island Act or decisions of certain Republic of the Marshall Islands courts, the non-statutory law (or case law) of the courts of the State of Delaware is adopted as the law of the Republic of the Marshall Islands. There have been, however, few, if any, court cases in the Republic of the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Republic of the Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner under Republic of the Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less developed nature of Republic of the Marshall Islands law, our public unitholders may have more difficulty in protecting their interests in the face of actions by our general partner or controlling unitholders than would unitholders of a limited partnership organized in the United States.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and restrict our general partner’s fiduciary duties to our unitholders under Republic of the Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of fiduciary duties.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the common unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of our general partner’s board of directors, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but our general partner is not required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner or from the limited partners. If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that the person is acting in the best interests of the partnership, unless the context otherwise requires. The definition of good faith specified above does not apply to the contractual duty of good faith and fair dealing we owe to holders of Series A Preferred Units and Series B Preferred Units.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our limited partners, including borrowings that have the purpose or effect of enabling our general partner or its affiliates to receive distributions on the incentive distribution rights.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

Neither our partnership agreement nor any other agreement requires Teekay Corporation or Brookfield to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Teekay Corporation’s and Brookfield’s directors and officers have a fiduciary duty to make these decisions in the best interests of the shareholders of Teekay Corporation and Brookfield, which may be contrary to our interests.

Because directors of our general partner are also directors, officers or employees of Teekay Corporation or Brookfield or their respective affiliates, such directors have fiduciary duties to Teekay Corporation and Brookfield that may cause them to pursue business strategies that disproportionately benefit Teekay Corporation or Brookfield or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as Teekay Corporation and Brookfield, in resolving conflicts of interest.

Our partnership agreement contains provisions that restrict the standards to which our general partner would otherwise be held by Republic of the Marshall Islands law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of or factors affecting us, our affiliates or any limited partner. Decisions made by our general partner in its individual capacity are made by its owners, Teekay Corporation and Brookfield TOGP, and not by the board of directors of our general partner. Examples include the exercise of the general partner’s limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether to consent to any merger or consolidation involving us.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering support services to us. Our partnership agreement provides that our general partner determine in good faith the expenses that are allocable to us.

Our general partner has limited its liability regarding our obligations.

Our general partner has limited its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties owed to common unitholders or a breach of our general partner’s contractual duty of good faith and fair dealing to holders of the Series A Preferred Units or Series B Preferred Units, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders and Series A Preferred Units and Series B Preferred Unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, do not and will not grant to the holders of our common units, Series A Preferred Units or Series B Preferred Units, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not the result of arms’-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, not involving a vote of common unitholders and that is not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf, and our general partner will determine, in good faith, the terms of any of these transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without limited partner approval.

Under our partnership agreement, our general partner has full power and authority to do all things (other than those items that require limited partner approval or with respect to which our general partner has sought conflicts committee approval) on such terms as it determines to be necessary or appropriate to conduct our business including, among others, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership (subject to the limited approval rights of holders of Series A Preferred Units and Series B Preferred Units described above under “Description of Equity Securities—Preferred Units—Voting Rights”), and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdictions over our business or assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any other limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	subject to the prior payment of all quarterly distributions on the Series A Preferred Units and Series B Preferred Units through the most recent distribution payment date for the Series A Preferred Units and Series B Preferred Units, the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us, our controlled affiliates or to itself in the discharge of its duties as our general partner.

Please read “—Meetings; Voting” above and “Description of Equity Securities—Preferred Units—Voting Rights” above for information regarding the voting rights of unitholders.

Limited partner interests, except for the Series A Preferred Units and Series B Preferred Units, are subject to our general partner’s call right.

Our general partner may exercise its right to call and purchase limited partner interests, except for the Series A Preferred Units and Series B Preferred Units, as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a limited partner may have limited partner interests purchased by the general partner at an undesirable time or price. Please read “—Call Right” above.

We may choose not to retain separate counsel for ourselves or for the holders of limited partner interests.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units, Series A Preferred Units or the Series B Preferred Units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, Series A Preferred Units or the Series B Preferred Units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Teekay Corporation and Brookfield, may compete with us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, certain businesses or activities described in an omnibus agreement to which we, Teekay Corporation and other affiliates are parties. Similarly, under the omnibus agreement, Teekay Corporation has agreed and has caused its affiliates to agree, for so long as Teekay Corporation controls our partnership, not to engage in certain business or activities relating to the marine transportation and storage services provided to the offshore oil industry. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner, including Teekay Corporation and Brookfield, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner is accountable to us and our common unitholders as a fiduciary. Our general partner owes no fiduciary duty to holders of the Series A Preferred Units or Series B Preferred Units other than a contractual duty of good faith and fair dealing pursuant to our partnership agreement. Fiduciary duties owed to our unitholders by our general partner are prescribed by law and our partnership agreement. The Marshall Islands Act provides that Republic of the Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to the limited partners and the partnership.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owners, Teekay Corporation and Brookfield TOGP, as well as to holders of our common units. These modifications disadvantage the limited partners because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require the general partner: (1) to account to the partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the partnership business or affairs or derived from a use by the partner of partnership property, including the appropriation of a partnership opportunity; (2) to refrain from dealing with the partnership in the conduct or winding up of the partnership business or affairs as or on behalf of a party having an interest adverse to the partnership; and (3) to refrain from competing with the partnership in the conduct of the partnership business or affairs before the dissolution of the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Republic of the Marshall Islands. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” with respect to common unitholders and will not be subject to any other standard under the laws of the Republic of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. Our partnership agreement provides that the general partner and its affiliates, including us and our general partner’s officers and directors, do not owe any fiduciary duties to holders of the Series A Preferred Units or Series B Preferred Units other than a contractual duty of good faith and fair dealing pursuant to the partnership agreement. These standards restrict the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of common unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•    “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee, and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards restrict the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our limited partners, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement.

As to remedies of limited partners, the Marshall Islands Act permits a limited partner or an assignee of a partnership interest to bring an action in the right of the limited partnership to recover a judgment in its favor if general partners with authority to do so have refused to bring the action or if an effort to cause those general partners to bring the action is not likely to succeed.

Under our partnership agreement, we must indemnify our general partner and its officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful.

Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. Please read “—Indemnification” above.

CASH DISTRIBUTIONS

Distribution of Available Cash

General

Within approximately 45 days after the end of each quarter, we distribute all of our available cash to common unitholders of record on the applicable record date.

Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any debt instruments, or other agreements

•	provide funds to pay quarterly distributions on, and to make any redemption payments relating to, the Series A Preferred Units and the Series B Preferred Units; or

•	provide funds for distributions to our common unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases are used solely for working capital purposes or to pay distributions to partners.

Series A Preferred Units

Our Series A Preferred Units rank senior to our common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up and have a liquidation preference of $25.00 per unit, and rank pari passu with our existing Series B Preferred Units. Our Series A Preferred Units are entitled to cumulative distributions from the date of original issue, with distributions being calculated at an annual rate of 7.25% on the stated liquidation preference and payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by the board of directors of our general partner. At any time on or after April 30, 2018, the Series A Preferred Units may be redeemed, in whole or in part, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No distribution may be declared or paid or set apart for payment on any common units (other than a distribution payable solely in common units) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units and Series B Preferred Units through the most recent distribution payment date for the Series A Preferred Units and Series B Preferred Units. For additional information about our Series A Preferred Units, please read “Description of Equity Securities—Preferred Units.”

Series B Preferred Units

Our Series B Preferred Units rank senior to our common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up and have a liquidation preference of $25.00 per unit, and rank pari passu with our existing Series A Preferred Units. Our Series B Preferred Units are entitled to cumulative distributions from the date of original issue, with distributions being calculated at an annual rate of 8.50% on the stated liquidation preference and payable quarterly in arrears on the 15th day of February, May, August and November of each year, when, as and if declared by the board of directors of our general partner. At any time on or after April 20, 2020, the Series B Preferred Units may be redeemed, in whole or in part, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No distribution may be declared or paid or set apart for payment on any common units (other than a distribution payable solely in common units) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series B Preferred Units and Series A Preferred Units through the most recent distribution payment date for the Series B Preferred Units and Series A Preferred Units. For additional information about our Series A Preferred Units, please read “Description of Equity Securities—Preferred Units.”

Minimum Quarterly Distribution

Our general partner has the authority to determine the amount of our available cash for any quarter. This determination, as well as all determinations made by our general partner, must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution of $0.35 per unit or any other amount on our common units in any quarter, and we will be prohibited from making any distributions to our common unitholders if it would cause an event of default, or an event of default is existing, under our credit facilities, or if full cumulative distributions have not been paid or are not contemporaneously being paid or provided for on all outstanding Series A and Series B Preferred Units through the most recent distribution payment date for the Series A and Series B Preferred Units.

Operating Surplus and Capital Surplus

General

All cash distributed to common unitholders is characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus, for any period, generally means:

•	$15 million; plus

•	all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own) after the closing of our initial public offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) termination of interest rate swap agreements, (5) capital contributions or (6) corporate reorganizations or restructurings (items (1) -(6) are referred to herein as “interim capital transactions”); plus

•	working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to finance all or any portion of the conversion or construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to pay the conversion or construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay conversion or construction period distributions on equity issued, to finance the conversion or construction projects described in the immediately preceding bullet; less

•	all of our operating expenditures (including our proportionate share of operating expenditures of certain subsidiaries we do not wholly own) after the closing of our initial public offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance capital expenditures, or expansion capital expenditures or investment capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions, (4) any Series A Preferred Unit or Series B Preferred Unit redemption payments or any funds otherwise used by us to repurchase Series A Preferred Units or Series B Preferred Units or (5) distributions other than on our Series A Preferred Units and Series B Preferred Units; less

•	estimated maintenance capital expenditures and the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it is deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it is not treated as a reduction in operating surplus because operating surplus has been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that enables us, if we choose, to distribute as operating surplus up to $15 million of cash we have received or will receive from non-operating sources since the time of our initial public offering, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus is to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by capital assets. To the extent, however, that capital expenditures associated with acquiring or conversion of an existing or new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely consist of capital expenditures made for investment purposes.

Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance capital expenditures include capital expenditures associated with drydocking a vessel or acquiring or converting an existing or a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance capital expenditures also include interest (and related fees) on debt incurred and distributions on equity issued to finance the conversion or construction of a replacement vessel and paid during the conversion or construction period, which we define as the period beginning on the date of entry into a binding conversion or construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund conversion or construction period interest payments, and distributions on such equity, are also considered maintenance capital expenditures.

Because maintenance capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our common unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement requires that an amount equal to an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by the board’s conflicts committee. The estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate is prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus has the following effects:

•	it reduces the risk that actual maintenance capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the common units for that quarter and subsequent quarters;

•	it reduces the need for us to borrow under our working capital facility to pay distributions; and

•	it is more difficult for us to raise our distribution on our common units above the minimum quarterly distribution and pay incentive distributions to our general partner.

Definition of Capital Surplus

Capital surplus generally is generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Common Unit Cash Distributions

We treat all available cash distributed on our common units as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed on our common units in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our common unitholders. For example, it includes a provision that enables us, if we choose, to distribute as operating surplus up to $15 million of cash we have received or will receive from non-operating sources since the time of our initial public offering, such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions on our common units from capital surplus.

Distributions of Available Cash From Operating Surplus

We make distributions of available cash from operating surplus in the following manner:

•	first, 99.24% to all common unitholders, pro rata, and 0.76% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “Percentage Allocations of Available Cash From Operating Surplus” below.

The percentage interests set forth above assume that our general partner maintains its 0.76% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution for our common units and the target distribution levels have been achieved. Our general partner currently holds all of the outstanding incentive distribution rights, but may transfer these rights separately from its general partner interest without unitholder approval. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution, then we distribute any additional available cash from operating surplus for that quarter among the common unitholders and our general partner in the following manner:

•	first, 99.24% to all common unitholders, pro rata, and 0.76% to our general partner, until each common unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

•	second, 86.24% to all common unitholders, pro rata, and 13.76% to our general partner, until each common unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

•	third, 76.24% to all common unitholders, pro rata, and 23.76% to our general partner, until each common unitholder receives a total of $0.525 per unit for that quarter (the “third target distribution”); and

•	thereafter, 51.24% to all common unitholders, pro rata, and 48.76% to our general partner.

The percentage interests set forth above assume that our general partner maintains its 0.76% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the common unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the common unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the common unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 0.76% general partner interest and assume our general partner has contributed any capital necessary to maintain its 0.76% general partner interest and has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	99.24%	0.76%
First Target Distribution	up to $0.4025	99.24%	0.76%
Second Target Distribution	above $0.4025 up to $0.4375	86.24%	13.76%
Third Target Distribution	above $0.4375 up to $0.525	76.24%	23.76%
Thereafter	above $0.525	51.24%	48.76%

Distributions From Capital Surplus

How Distributions From Capital Surplus Are Made

We make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 99.24% to all common unitholders, pro rata, and 0.76% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price of our common units; and

•	thereafter, we make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our general partner maintains its 0.76% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus on our common units as the repayment of the initial unit price from our initial public offering on December 19, 2006, which is a return of capital. That initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus on our common units is made, the minimum quarterly distribution for the common units and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions. However, any distribution of capital surplus on our common units before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.

Once we distribute capital surplus on a common unit issued in our initial public offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels for our common units to zero. We will then make all future distributions on our common units from operating surplus, with 51.24% being paid to the holders of common units and 48.76% to our general partner. The percentage interests shown for our general partner include its 0.76% general partner interest and assume the general partner maintains its 0.76% general partner interest and has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels for our common units to reflect a distribution of capital surplus, if we combine our common units into fewer units or subdivide our common units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional common units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. Neither the sale of all or substantially all of our property or business, nor the consolidation or merger of us with or into any other entity, individually or in a series of transactions, will be deemed a liquidation. We will apply any proceeds of liquidation available for distribution to our general and limited partners in the manner set forth below.

First, holders of our Series A Preferred Units and Series B Preferred Units will have the right to receive the liquidation preference of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of payment, whether or not declared.

After such Series A Preferred Unit and Series B Preferred Unit distributions, if, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price of our common units for the preceding 20 trading days (or the current market price) is greater than the initial public offering common unit price (less any prior capital surplus distributions and any prior cash distributions made on our common units in connection with a partial liquidation), then the proceeds of the liquidation will be applied as follows:

•	first, 99.24% to the common unitholders, pro rata, and 0.76% to our general partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units; and

•	thereafter, 51.24% to all common unitholders, pro rata, 48% to holders of incentive distribution rights and 0.76% to our general partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the initial public offering common unit price (less any prior capital surplus distributions and any prior cash distributions made on our common units in connection with a partial liquidation), then the proceeds of the liquidation will be applied as follows:

•	first, 99.24% to the common unitholders, pro rata, and 0.76% to our general partner, until we distribute for each outstanding common unit an amount equal to the initial public offering unit price (less any prior capital surplus distributions and any prior cash distributions made on our common units in connection with a partial liquidation); and

•	thereafter, 51.24% to all common unitholders, pro rata, 48% to holders of incentive distribution rights and 0.76% to our general partner.

The immediately preceding two paragraphs are based on the assumption that our general partner maintains its 0.76% general partner interest and that we do not issue additional classes of equity securities.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities (any of which may be senior or subordinated and convertible or not convertible) from time to time in one or more series, under an indenture to be dated as of a date on or prior to our initial issuance of the debt securities. The following description of debt securities sets forth the material terms and provisions of the debt securities to which any prospectus supplement may relate. Our senior debt securities would be issued under a senior indenture, and our subordinated debt securities would be issued under a subordinated indenture. The senior or subordinated indenture for debt securities and any convertible debt securities, forms of which are included as exhibits to the registration statement of which this prospectus is a part, will be executed at the time we issue applicable debt securities. Any supplemental indentures will be filed with the SEC on a Form 6-K or by a post-effective amendment to the registration statement of which this prospectus is a part.

All of the indentures are sometimes referred to in this prospectus collectively as the “Indentures” and each, individually, as an “Indenture”. The particular terms of the debt securities offered by any prospectus supplement, and the extent to which the general provisions described below may apply to the offered debt securities, will be described in the applicable prospectus supplement. The Indentures will be qualified under the Trust Indenture Act of 1939, as amended (or the Trust Indenture Act). The terms of the debt securities will include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act.

Our statements below relating to the debt securities and the Indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Indenture and any applicable United States federal income tax considerations as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.

General

The provisions of the Indentures do not limit the aggregate principal amount of debt securities which may be issued thereunder. Unless otherwise provided in a prospectus supplement and an applicable supplemental indenture, any senior debt securities will be our direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of our other unsecured and unsubordinated debt, and the subordinated debt securities will be our unsecured obligations, subordinated in right of payment to the prior payment in full of all of our senior indebtedness with respect to such series, as described in the applicable prospectus supplement. Any debt securities may be convertible into common units.

We may issue the debt securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. The prospectus supplement relating to any original issue discount securities will describe United States federal income tax consequences and other special considerations applicable to them. The prospectus supplement relating to specific debt securities will also describe any special considerations and certain additional tax considerations applicable to such debt securities.

In addition, the specific financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement and any pricing supplement relating to the series. The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of the offered debt securities;

•	the price or prices at which the offered debt securities will be issued;

•	any limit on the aggregate principal amount of the offered debt securities;

•	the date or dates on which the principal of the offered debt securities will be payable;

•	the rate or rates (which may be fixed or variable) per year at which the offered debt securities will bear interest, if any, or the method of determining the rate or rates and the date or dates from which interest, if any, will accrue;

•	if the amount of principal, premium or interest with respect to the offered debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which these amounts will be determined;

•	the date or dates on which interest, if any, on the offered debt securities will be payable and the regular record dates for the payment thereof;

•	the place or places, if any, in addition to or instead of the corporate trust office of the trustee, where the principal, premium and interest with respect to the offered debt securities will be payable;

•	the period or periods, if any, within which, the price or prices of which, and the terms and conditions upon which the offered debt securities may be redeemed, in whole or in part, pursuant to optional redemption provisions;

•	the terms on which we would be required to redeem or purchase the offered debt securities pursuant to any sinking fund or similar provision, and the period or periods within which, the price or prices at which and the terms and conditions on which the offered debt securities will be so redeemed and purchased in whole or in part;

•	the denominations in which the offered debt securities will be issued;

•	the form of the offered debt securities and whether the offered debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	the portion of the principal amount of the offered debt securities that is payable on the declaration of acceleration of the maturity, if other than their principal amount;

•	if other than U.S. dollars, the currency or currencies in which the offered debt securities will be denominated and payable, and the holders’ rights, if any, to elect payment in a foreign currency or a foreign currency unit other than that in which the offered debt securities are otherwise payable;

•	any addition to, or modification or deletion of, any event of default or any covenant specified in the applicable Indenture;

•	the consequences of any failure to pay principal, interest, or, if applicable, any sinking or amortization installment;

•	whether the offered debt securities will be convertible or exchangeable into common units, and if so, the terms and conditions upon which the offered debt securities will be convertible or exchangeable;

•	whether the offered debt securities will be senior or subordinated debt securities, and if subordinated the aggregate amount of outstanding indebtedness that is senior to the subordinated debt and any limitations on the issuance of additional senior indebtedness, if any;

•	whether the applicable Indenture will include provisions restricting the declaration of distributions or requiring the creation or maintenance of any reserves or of any ratio of assets;

•	any trustees, authenticating or paying agents, transfer agents or registrars or other agents with respect to the offered debt securities; and

•	any other specific terms of the offered debt securities.

Consolidation, Merger and Sale of Assets

The terms of the Indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part provide that we may not consolidate with or merge with or into, any other person or sell, assign, convey, transfer, lease our properties and assets as an entirety or substantially as an entirety to any person, unless:

•	the successor person is a corporation organized and existing under the laws of the Republic of the Marshall Islands, the United States, any state of the United States or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the debt securities and the applicable Indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the applicable Indenture are met.

Upon any consolidation, merger, sale, assignment, conveyance, transfer or lease of our properties and assets in accordance with the foregoing provisions, the successor person formed by such consolidation or into which we are merged or to which such sale, assignment, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, us under the applicable Indenture; and thereafter, except in the case of a lease, we shall be released from all obligations and covenants under the applicable Indenture and the debt securities.

Events of Default

The terms of the Indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part provide that the debt securities are subject to the following events of default:

(1)	failure to pay principal of or any premium when due;

(2)	failure to pay any interest when due, continued for 30 days;

(3)	failure to perform any of our other covenants in the applicable Indenture, continued for 60 days after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding debt securities, as provided in the applicable Indenture;

(4)	failure to deposit any sinking fund payment when due;

(5)	certain events of bankruptcy, insolvency or reorganization affecting us.

If an event of default, other than an event of default described in clause (5) above, occurs and is continuing, either the trustee under the applicable Indenture or the holders of at least 25% in aggregate principal amount of the outstanding debt securities may declare the principal amount of the debt securities to be due and payable immediately. If an event of default described in clause (5) above occurs, the principal amount of the debt securities and accrued and unpaid interest, if any, will automatically become immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the debt securities may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and any premium, interest or any additional amounts, or “Additional Amounts”, which are required under the applicable Indenture or the debt securities to be paid by us, in each case which have become due as a result of such acceleration, have been cured or waived.

The trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Subject to the applicable Indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities. In the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the applicable Indenture or that the trustee determines is unduly prejudicial to the rights of any other holder.

No holder will have any right to institute any proceeding under the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the applicable Indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding have made a written request and have offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee;

•	such holder has offered to the trustee such indemnity as is reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer and has not received from the holders of a majority in aggregate principal amount of the debt securities then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of, interest on and any Additional Amounts with respect any debt security on or after the applicable due date in accordance with the applicable Indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding debt securities may waive any default or event of default unless:

•	we fail to pay the principal of, any interest on or any Additional Amounts with respect to any debt security when due; or

•	we fail to comply with any of the provisions of the applicable Indenture that would require the consent of the holder of each outstanding debt security affected.

The Indentures provide that within 90 days after the trustee receives written notice of a default, the trustee shall transmit by mail to all holders, notice of such default hereunder, unless such default shall have been cured or waived. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as the trustee in good faith determines that withholding notice is in the best interest of the holders. In addition, we are required to deliver to the trustee (i) within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year and whether we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and (ii) within 30 days after the occurrence thereof, written notice of any events that would constitute defaults, their status and what action we are taking or propose to take in respect thereof.

Each holder shall have the right to receive payment or delivery, as the case may be, of:

•	the principal of;

•	any premium and accrued and unpaid interest, if any, on; and

•	Additional Amounts, if any, on

its debt securities, on or after the respective due dates expressed or provided for in the applicable Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, and such right to receive such payment or delivery, as the case may be, on or after such respective dates shall not be impaired or affected without the consent of such holder.

Modification and Waiver

We and the trustee may amend or supplement the Indentures with respect to the debt securities with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities. In addition, the holders of a majority in aggregate principal amount of the outstanding debt securities may waive our compliance in any instance with any provision of the applicable Indenture without notice to the other holders of debt securities. However, no amendment, supplement or waiver may be made without the consent of each holder of outstanding debt securities affected thereby if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or any premium or installment of interest on or any Additional Amounts with respect to the debt securities;

•	reduce the principal amount of or interest on the debt securities or any Additional Amounts with respect thereto;

•	change the currency of payment of principal of, any premium or interest on or any Additional Amounts with respect to the debt securities or change any debt security’s place of payment;

•	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any such supplemental indenture or waiver, provided for in the applicable Indenture, or reduce the requirements for quorum or voting;

•	impair the right of any holder to receive payment of principal of and interest on such holder’s debt securities on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the debt securities;

•	impair the right to convert or exchange any debt security into or for securities of us or other securities, cash or property in accordance with the debt security’s terms;

•	change the ranking of the debt securities;

•	change our obligation to pay Additional Amounts on any debt security; or

•	modify provisions with respect to modification, amendment or waiver (including waiver of events of default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected holder of the debt securities.

We and the trustee may amend or supplement the Indentures or the debt securities without notice to, or the consent of, the holders of the debt securities to, among other things:

•	cure any ambiguity, omission, defect or inconsistency that does not adversely affect the rights of any holder of the debt securities in any material respect;

•	provide for the assumption by a successor corporation of our obligations under an Indenture;

•	secure the debt securities;

•	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us; or

•	make any change that does not adversely affect the rights of any holder.

The consent of the holders is not necessary under the Indentures to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under an Indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the Indentures by delivering to the trustee for cancellation all outstanding debt securities or depositing with the trustee or delivering to the holders, as applicable, after all outstanding debt securities have become due and payable, or will become due and payable at their stated maturity within one year, cash sufficient to pay and discharge the entire indebtedness all of the outstanding debt securities and all other sums payable under the applicable Indenture by us. Such discharge is subject to terms contained in the applicable Indenture.

Defeasance

We may terminate at any time all our obligations with respect to the debt securities and the Indentures, which we refer to as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the debt securities, to replace mutilated, destroyed, lost or stolen debt securities and to maintain a registrar and paying agent in respect of the debt securities. We may also terminate at any time certain of our covenants with respect to the debt securities, which we refer to as “covenant defeasance.” We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

If we exercise our legal defeasance option with respect to the debt securities, payment of the debt securities may not be accelerated because of an event of default with respect thereto. If we exercise the covenant defeasance option with respect to the debt securities, payment of the debt securities may not be accelerated because of an event of default specified in clause (3) in “—Events of Default” above.

The legal defeasance option or the covenant defeasance option with respect to the debt securities may be exercised only if:

(1)	we irrevocably deposit in trust with the trustee cash or U.S. government obligations or a combination thereof for the payment of principal of (and premium, if any) and interest and Additional Amounts, if any, on the debt securities to maturity,

(2)	such legal defeasance or covenant defeasance does not constitute a default under the applicable Indenture or any other material agreement or instrument binding us,

(3)	no default or event of default has occurred and is continuing on the date of such deposit and, with respect to legal defeasance only, at any time during the period ending on the 123rd day after the date of such deposit (other than, if applicable, a default or event of default with respect to the debt securities resulting from the borrowing of funds to be applied to such deposits),

(4)	in the case of the legal defeasance option, we deliver to the trustee an opinion of counsel stating that we have received from the IRS, a letter ruling, or there has been published by the IRS a Revenue Ruling, or since the date of the applicable Indenture, there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such legal defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred,

(5)	in the case of the covenant defeasance option, we deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred,

(6)	we deliver to the trustee an opinion of counsel to the effect that, after the 123rd day after the date of deposit, all money and U.S. government obligations (or other property as may be provided pursuant to the terms of the applicable Indenture) (including the proceeds thereof) deposited or caused to be deposited with the trustee (or other qualifying trustee) to be held in trust will not be subject to any case or proceeding (whether voluntary or involuntary) in respect of us under any U.S. federal or state bankruptcy, insolvency, reorganization or other similar law, or any decree or order for relief in respect of us issued in connection therewith, and

(7)	we deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent to the legal defeasance and covenant defeasance have been complied with as required by the applicable Indenture.

Transfer and Exchange

We will maintain an office in New York City where the debt securities may be presented for registration of transfer or exchange. This office will initially be an office or agency of the trustee. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of debt securities, but any tax or similar governmental charge required by law or permitted by the applicable Indenture because a holder requests any shares to be issued in a name other than such holder’s name will be paid by such holder. We are not required to transfer or exchange any note surrendered for purchase except for any portion of that note not being purchased.

We reserve the right to:

•	vary or terminate the appointment of the security registrar or paying agent;

•	appoint additional paying agents; or

•	approve any change in the office through which any security registrar or any paying agent acts.

Payment and Paying Agents

Payments in respect of the principal and interest on global notes registered in the name of The Depository Trust Company (or DTC), or its nominee will be payable to DTC or its nominee, as the case may be, in its capacity as the registered holder under the applicable Indenture. In the case of certificated debt securities, payments will be made in U.S. dollars at the office of the trustee or, at our option, by check mailed to the holder’s registered address. We will make any required interest payments to the person in whose name each note is registered at the close of business on the record date for the interest payment.

We may at any time designate a paying agent or additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Governing Law

The Indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

Concerning the Trustee

We will enter into the Indentures with a trustee identified in the relevant prospectus supplement that is also qualified to act under the Trust Indenture Act and with any other trustee chosen by us and appointed in a supplemental indenture for a particular series of debt securities. We may maintain a banking relationship in the ordinary course of business with our trustee and one or more of its affiliates.

The trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for us as if it were not the trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common units, preferred units or other securities. Warrants may be issued independently or together with debt securities, common units, preferred units or other securities offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as will be set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The summary of the terms of the warrants contained in this prospectus is not complete and is subject to, and is qualified in its entirety to, all provisions of the applicable warrant agreement. Reference is made to the prospectus supplement relating to the particular issue of warrants offered pursuant to such prospectus supplement for the terms of and information relating to such warrants, including, where applicable:

•	the specific designation and aggregate number of, and the offering price at which we will issue, the warrants;

•	the currency in which the offering price, if any, and the exercise price are payable;

•	the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if the warrants may not be continuously exercised throughout that period, the specific date or dates on which the warrants may be exercised;

•	whether the warrants are to be sold separately or with other securities;

•	whether the warrants will be issued in definitive or global form or in any combination of these forms;

•	any applicable material Marshall Islands and U.S. federal income tax considerations;

•	the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;

•	the designation and terms of any equity securities purchasable upon exercise of the warrants;

•	the designation, aggregate principal amount, currency and terms of any debt securities that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the debt securities, common units or preferred units with which the warrants are issued and the number of warrants issued with each security;

•	if applicable, the date from and after which any warrants issued with other securities and the related debt securities, common units or preferred units will be separately transferable;

•	the number of common units or preferred units purchasable upon exercise of a warrant and the price at which those units may be purchased;

•	if applicable, the nature and number of securities of third parties or other rights, if any, to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of the warrants;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	the anti-dilution provisions of, and other provisions for changes to or adjustment in the exercise price of or securities issuable upon exercise of, the warrants, if any;

•	any redemption or call provisions; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange or exercise of the warrants.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this prospectus, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This discussion is limited to unitholders who hold their units as capital assets for tax purposes. This discussion does not address all tax considerations that may be important to a particular unitholder in light of the unitholder’s circumstances, or to certain categories of unitholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding our units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	persons subject to the alternative minimum tax;

•	persons that actually or under applicable constructive ownership rules own 10% or more of our units; and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our units, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our units should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our units.

No ruling has been or will be requested from the Internal Revenue Service (or IRS) regarding any matter affecting us or our unitholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership or disposition of our units.

Any material tax considerations relevant to an investment decision by a U.S. Holder or Non–U.S. Holder, each as defined below, with respect to securities registered under this registration statement other than units, will be described in a prospectus supplement issued in connection with the offering of such securities.

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, unitholders are not directly subject to U.S. federal income tax on our income, but rather are subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our units that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (b) a corporation or other entity taxable as a corporation that was created or organized under the laws of the United States, any state thereof or the District of Columbia, (c) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

We have elected to be taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s units, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our units and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the units for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our units will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding period requirements and certain other limitations, dividends received with respect to our units by a U.S. Holder who is an individual, trust or estate (or a Non- Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below). Any dividends received with respect to our units not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s, or 5% of a preferred stockholder’s, adjusted tax basis (or fair market value in certain circumstances) in such stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a stockholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such units will be treated as long–term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our units.

Sale, Exchange or Other Disposition of Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long–term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (b) U.S. source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of units. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our units.

Consequences of Possible PFIC Classification

A non–U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (a) at least 75% of its gross income is “passive” income; or (b) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our units may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our units, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not that we are not a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations, including:

•	the total payments due to us under each of our time charters and certain of our FPSO contracts are substantially in excess of the current bareboat charter rate for comparable vessels;

•	the income derived from our contracts of affreightment, time chartering activities and certain of our FPSO contracts will be greater than 25% of our total gross income at all relevant times; and

•	the gross value of our vessels servicing our contracts of affreightment, time charters and certain of our FPSO contracts will exceed the gross value of all other assets we own at all relevant times.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Further, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark–to–market” election with respect to our units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our units during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s units on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our units during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our units.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark–to–market” election with respect to our units, provided the U.S. Holder completes and files IRS Form

8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our units and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s units at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the units over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark–to–market election. A U.S. Holder’s tax basis in our units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our units in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our units in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark–to–market gains previously included in income by the U.S. Holder. Because the mark–to–market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our units and for which (a) we were not a QEF with respect to such U.S. Holder and (b) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s units exceeds the U.S. Holder’s adjusted tax basis in the units at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark–to–market” election for that year (a Non–Electing Holder ) would be subject to special rules resulting in increased tax liability with respect to (a) any “excess distribution” (i.e., the portion of any distributions received by the Non– Electing Holder on our units in a taxable year in excess of 125% of the average annual distributions received by the Non–Electing Holder in the three preceding taxable years, or, if shorter, the Non–Electing Holder’s holding period for our units), and (b) any gain realized on the sale, exchange or other disposition of our units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our units;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder holds our units, we are a PFIC, and the total value of all PFIC units that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our units. In addition, if a Non–Electing Holder who is an individual dies while owning our units, such Non-Electing Holder’s successor generally would not receive a step–up in tax basis with respect to such units.

U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including units in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our units under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our units.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non–U.S. Holder.

Distributions

In general, a Non–U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our units unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non–U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our units unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our units is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of, our units to a Non–Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non–Corporate U.S. Holder also may be subject to backup withholding if the Non–Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non–U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS

Republic of the Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands and is applicable only to persons who are not citizens of, and do not reside in, maintain offices in or engage in business, transactions or operations in the Republic of the Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Republic of the Marshall Islands law holders of our units will not be subject to Republic of the Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to our unitholders, and holders of our debt securities will not be subject to Republic of the Marshall Islands taxation or withholding on interest paid and return of capital with respect to such debt securities. In addition, our unitholders will not be subject to Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of units, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Republic of the Marshall Islands, of such unitholder’s investment in us. Accordingly, each prospective unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such unitholder.

Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act) that we believe are relevant to holders of units who, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty), are at all relevant times resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders). This discussion takes into account all proposed amendments to the Canada Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed or at all.

Teekay Offshore Partners L.P. is considered to be a partnership under Canadian federal income tax law and therefore not a taxable entity for Canadian income tax purposes. A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gains allocated by Teekay Offshore Partners L.P. to the U.S. Resident Holder in respect of such U.S. Resident Holder’s units, provided that (a) Teekay Offshore Partners L.P. does not carry on business in Canada for purposes of the Canada Tax Act and (b) such U.S. Resident Holder does not hold such units in connection with a business carried on by such U.S. Resident Holder through a permanent establishment in Canada for purposes of the Canada-U.S. Treaty.

A U.S. Resident Holder will not be liable to tax under the Canada Tax Act on any income or gain from the sale, redemption or other disposition of such U.S. Resident Holder’s units, provided that, for purposes of the Canada-U.S. Treaty, such units do not, and did not at any time in the twelve-month period preceding the date of disposition, form part of the business property of a permanent establishment in Canada of such U.S. Resident Holder.

We believe that the activities and affairs of Teekay Offshore Partners L.P. are conducted in such a manner that Teekay Offshore Partners L.P. is not carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act or the Canada-U.S. Treaty solely by reason of the acquisition, holding, disposition or redemption of our units. We intend that this is and continues to be the case, notwithstanding that Teekay Shipping Limited (a subsidiary of Teekay Corporation that is a non-resident of Canada) and Teekay Offshore Group Ltd. (an indirect subsidiary of Teekay Offshore Partners L.P. that is a non-resident of Canada) provide certain services to Teekay Offshore Partners L.P. and obtain some or all such services under subcontracts with Canadian service providers. If the arrangements we have entered into result in Teekay Offshore Partners L.P. being considered to carry on business in Canada for purposes of the Canada Tax Act, U.S. Resident Holders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and, subject to any relief provided under the Canada-U.S. Treaty, would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by Teekay Offshore Partners L.P. in Canada. The Canada-U.S. Treaty contains a treaty benefit denial rule which may have the effect of denying relief thereunder from Canadian taxation to U.S. Resident Holders in respect of any income attributable to a business carried on by us in Canada.

Although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause U.S. Resident Holders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of such unitholder’s investment in us. Accordingly, each prospective unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such unitholder.

PLAN OF DISTRIBUTION

We may sell our common units, preferred units, convertible preferred units, debt securities, convertible debt securities, warrants and any combination of the foregoing from time to time on a continuous or delayed basis (a) to or through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers or other persons or entities, (d) through a combination of these methods or (e) through other means.

We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of securities by underwriters, brokers or dealers;

•	sell securities short and deliver the securities to close out short positions;

•	enter into option or other types of transactions that require us to deliver securities to an underwriter, broker or dealer, who will then resell or transfer the securities under this prospectus; or

•	loan or pledge securities to an underwriter, broker or dealer, who may sell the securities or, in the event of default, sell the pledged securities.

If underwriters are used to sell securities, we will enter into an underwriting agreement or similar agreement with them at the time of the sale to them. In that connection, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act.

The applicable prospectus supplement relating to securities will set forth, among other things:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from such sale;

•	any underwriting discounts, concessions, commissions and other items constituting compensation to underwriters, dealers or agents;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters or dealers are used in the sale, securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of the New York Stock Exchange:

•	at a fixed price or prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

Securities may be sold directly by us from time to time, at prevailing market prices or otherwise. Securities may also be sold through agents designated by us from time to time, at prevailing market prices or otherwise. Any agent involved in the offer or sale of securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement.

Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any of the securities.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of the securities than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the applicable prospectus supplement.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Teekay Offshore Partners L.P. is formed under the laws of the Republic of the Marshall Islands as a limited partnership. Our general partner is also formed under the laws of the Republic of the Marshall Islands as a limited liability company. The Republic of the Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our general partner, our subsidiaries or the directors and officers of our general partner or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Watson Farley & Williams LLP, our counsel as to Republic of the Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of the Marshall Islands would (a) recognize or enforce against us, our general partner or our general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (b) impose liabilities against us, our general partner or our general partner’s directors and officers in original actions brought in the Republic of the Marshall Islands, based on these laws.

LEGAL MATTERS

Unless otherwise stated in any applicable prospectus supplement, certain legal matters will be passed upon for us by Perkins Coie LLP. Unless otherwise stated in any applicable prospectus supplement, the validity of the securities and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by Watson Farley & Williams LLP. As appropriate, legal counsel representing any underwriters, dealers or agents will be named in the applicable prospectus supplement and may opine as to certain legal matters.

EXPERTS

The consolidated financial statements of Teekay Offshore Partners L.P. as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, management’s assessment of the effectiveness of internal control over financial reporting of Teekay Offshore Partners L.P. as of December 31, 2016 and the consolidated financial statements of OOG TKP FPSO GmbH & Co KG as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, each of which is included in our Annual Report on Form 20-F for the year ended December 31, 2016, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s website on the internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934, as amended (or the Exchange Act), from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2016;

•	all subsequent Annual Reports on Form 20-F (including any amendments to previously filed Annual Reports on Form 20-F) filed with the SEC prior to the termination of this offering;

•	our Reports on Form 6-K furnished to the SEC on May 30, 2017, August 1, 2017, August 28, 2017, September 25, 2017 (Item 1 information only) and November 24, 2017 and our Report on Form 6-K/A furnished to the SEC on December 21, 2017;

•	all subsequent Reports on Form 6-K filed with the SEC prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

•	the description of our common units contained in our Registration Statement on Form 8-A filed on December 8, 2006, including any subsequent amendments or reports filed for the purpose of updating such description;

•	the description of our Series A Preferred Units contained in our Registration Statement on Form 8-A filed on April 25, 2013, including any subsequent amendments or reports filed for the purpose of updating such description; and

•	the description of our Series B Preferred Units contained in our Registration Statement on Form 8-A filed on April 17, 2015, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.teekayoffshore.com, or by writing or calling us at the following address:

Teekay Offshore Partners L.P.

4th Floor, Belvedere Building,

69 Pitts Bay Road

Hamilton HM 08, Bermuda

Attn: Corporate Secretary

(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document. The information contained in our website is not part of this prospectus.

EXPENSES

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee		$24,900	†
Legal fees and expenses		*
Accounting fees and expenses		*
Printing costs		*
Trustee fees		*
Transfer agent fees		*
New York Stock Exchange listing fee		*
FINRA filing fee		*
Miscellaneous		*

Total	$	*

†	Previously paid.
*	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.

Teekay Offshore Partners L.P.

             Units

    % Series E Fixed-to-Floating Rate

Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per unit)

PROSPECTUS SUPPLEMENT

                    , 2018

Joint Book-Running Managers

MORGAN STANLEY

UBS INVESTMENT BANK

J.P. MORGAN

STIFEL